Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. st 1 Quarter 2020 Result Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 1st quarter of 2020 ending March 31, 2020 are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: st · Institutional Presentation of the 1 quarter of 2020 (Attachment 01); · Press Presentation on the quarterly result, scheduled for May 05, 2020 at 8:30 am (Brasília official time) (Attachment 02); · Press release (Attachment 03); · Presentation for public conference calls on the quarterly result, scheduled for Tuesday, 05/05/2020, in Portuguese at 09:00 am (EDT) and in English at 10:30 am (EDT) (Attachment 04). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. These information’s strengthen our commitment to transparency in our disclosures to the many strategic audiences we have. São Paulo - SP, May 04, 2020. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. st 1 Quarter 2020 Result Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 1st quarter of 2020 ending March 31, 2020 are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: st · Institutional Presentation of the 1 quarter of 2020 (Attachment 01); · Press Presentation on the quarterly result, scheduled for May 05, 2020 at 8:30 am (Brasília official time) (Attachment 02); · Press release (Attachment 03); · Presentation for public conference calls on the quarterly result, scheduled for Tuesday, 05/05/2020, in Portuguese at 09:00 am (EDT) and in English at 10:30 am (EDT) (Attachment 04). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. These information’s strengthen our commitment to transparency in our disclosures to the many strategic audiences we have. São Paulo - SP, May 04, 2020. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations

Attachment 01 Attachment 01

1Q20 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 CDP NYSE BM &FBOVE SP A1Q20 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 CDP NYSE BM &FBOVE SP A

1Q20 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.1Q20 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Agenda Corporate 04 profile Strategic 11 fronts Our 36 businesses Corporate 61 governance Capital and 71 risk management Financial 83 highlights Additional 96 informationAgenda Corporate 04 profile Strategic 11 fronts Our 36 businesses Corporate 61 governance Capital and 71 risk management Financial 83 highlights Additional 96 information

Corporate profile 4Corporate profile 4

Corporate profile

About us?

Itaú

Universal bank | 95 years of history | largest bank in Latin America[1]

Market Value[3]	Total assets[3]	Credit portfolio[3]	ROE[4]	Net income[4]	Tier I Capital[3]
US$43.8 bn	R$1,982.5 bn	R$769.2 bn	12.8%	R$3.9 bn	12.0%

Itaú

Brazil's most valuable[2] brand

R$33.5 billion

We are present in 18 countries

Latin America

- Argentina
- Brazil
- Chile
- Colombia
- Mexico (1)
- Panama
- Paraguay
- Peru (1)
- Uruguay


Rest of the World
German (1)
Bahamas (1) (3)
Cayman (1) (2) (3)
Spain (1)
United States (1) (2) (3)
France (1)
Portugal (1)
United Kingdom (1) (2)
Switzerland (3)

Key

- Multiple Bank
- Other operations

(1) Corporate & Investment Banking (2) Asset Management (3) Private Banking

Approximately

- **56 million** Retail clients
- **349 k** direct shareholders
- **4.5 k** branches and PABs
- **95 k** employees
- **46 k** ATMs

(1) Largest bank in market value; (2) 2019 Interbrand Ranking ; (3) March 2020 (4) In 1Q20.

5

Corporate profile

What do we do?

Full offering of products and services| diversified client base | solid brand

A complete
physical and digital
bank


Itaú
Itaú

Open platform
Investment and insurance products sold on open platforms.

Credit	Services	Insurance
Personal	Current accounts	Life
Cards	Cards and acquiring	Homeowners insurance
Working capital	*Consórcio*	Auto
Real estate	Brokerage	Dental
Micro credit	Pension plans	Card protection
Vehicles	Premium Bonds	Travel
Rural	Payment means	Healthcare
Payroll loans	Capital markets	Smartphone protection
Imports/Exports	Investments	Guarantee insurance
Other products	Other products	Other products

The **Retail Bank** includes retail clients, high-income clients and very small and small businesses, in addition to products and services for non-account holders.

The **Wholesale Bank** is responsible for high net worth clients (private banking), the units in Latin America, banking for middle market and large companies and corporations through Itaú BBA, the unit responsible for corporate clients and for its role as an investment bank.

Main brands and commercial partners

6

Corporate profile

How have we evolved?

Adaptable culture | innovation | transparency in business

We have witnessed important changes around the world...

- **1929** – NY Stock Exchange crisis
- **1945** – World War II ends
- **1983** – First overseas branch of Itaú
- **1985** – First version of Windows appears
- **1990** – First Internet providers
- **2002** – Euro becomes the official currency of most EU nations
- **2006** – Itaú on the NY Stock Exchange.
- **2016** – Britain decides to leave the European Union (Brexit)

First steps

Casa Moreira Salles opens in 1924, and Banco Central de Crédito in 1943.

Paths to growth

Marked by mergers, acquisitions and business alliances that enabled the growth and consolidation of both institutions.

An historic merger

In 2008, Itaú and Unibanco united to create Brazil's largest private bank[1].

Focus on Latin America

Our international presence has evolved year after year. Today, Itaú is present in 18 countries.

A bank with a purpose

We believe that people have the power to transform the world, and that the bank can promote this transformation.

... and in Brazil

- **1930** – First in-branch calculators
- **1950** – First checks with client's name
- **1960** – First debit and credit cards
- **1980** – Banking automation begins
- **1984** – First ATMs
- **1989** – First Bankfone transactions
- **1992** – Internet Banking in Brazil
- **2002** – Mobile Banking in Brazil

7

Corporate profile

What are we seeking?

Itaú

To change leagues and compare ourselves with the world's best companies in client satisfaction

Changing leagues

Our Purpose

Promoting people's power of transformation

Our culture – Our Way

- Simple. Always
- People mean everything to us
- Ethics are non-negotiable
- It's only good for us if it's good for the client
- Passionate about performance
- The best argument is the one that matters
- We think and act like owners

Strategic fronts

TRANSFORMATIONAL

CONTINUOUS IMPROVEMENT

- **Client centricity** – Listening to and understanding the clients
- **Digital transformation** – New technologies
- **People management** – The experience of our employees
- **Sustainable profitability** – Continuous improvement in efficiency
- **Risk management** – New risk culture and risk appetite
- **Internationalization** – To achieve levels of results close to those of Brazil

Commitments to a Positive impact

- Responsible investment
- Financing for sectors with a positive impact
- Inclusion and entrepreneurship
- Financial citizenship
- Transparency in communication
- Ethics in relationships and business
- Inclusive management
- Responsible management

8

Corporate profile

A responsible bank

We believe that people have the power to transform the world, and that a bank can promote this transformation.

Ethics is present in our business and results in transparency, respect and honesty in our relationships with our stakeholders, in the quality of our products and services and in our concern with financial performance and socioenvironmental responsibility.

Our commitments to a positive impact

1 **Financing for sectors with a positive impact**
To increase our financing and services in those sectors.

2 **Responsible investment**
To expand our offering and distribution of products and services for an economy that is more responsible and with a positive impact.

3 **Inclusion and entrepreneurship**
To increase financial inclusion for entrepreneurs.

4 **Financial citizenship**
To promote client satisfaction, as well as their financial lives.

5 **Transparency in the communication**
To strengthen our transparency, demonstrating the value created for our stakeholders.

6 **Ethics in relationships and business**
Ethics are non-negotiable. Promote the creation of an intimate and ethical financial ecosystem.

7 **Inclusive management**
To enhance our employees' experience and to foster a working environment that is diverse, inclusive and healthy.

8 **Responsible management**
To improve the performance of our operations and to foster sustainable practices across our supply chain.

Principal pacts, initiatives and voluntary commitments

Responsible banking

UNEP Finance Initiative · PSI · FEBRABAN · PRI · CNseg · ICE · Equator Principles

Transparency in the communication

IR · SASB · TCFD · AA1000 · Global Reporting Initiative

Sustainable development

cebds · Network Brasil UN Global Compact · UNEP Finance Initiative Principles for Responsible Banking

Climate change

Contribuição Empresarial para a Promoção da Economia Verde e Inclusiva · Programa Brasileiro GHG Protocol · CDP

Respect and diversity

Red Mujer Emprendedora · GBA · Women's Empowerment Principles · Mulher360 · Fórum de Empresas e Direitos LGBT+ · Iniciativa Empresarial pela Igualdade Racial · United Nations Human Rights

Ethics and integrity

Pacto pelo Esporte · Ethos · InPACTO · Pró-Ética · Empresa Limpa · Ethos Carta Empresarial pelo Direitos Humanos e pela Promoção do Trabalho Decente

9

Corporate profile

A responsible bank

Our role in this crisis must be proportional to our relevance in society.

Coronavirus

Itaú Unibanco donations (total R$1.3 bn)

R$1 bn donated to the program Todos pela saúde

And also we had donations through **Fundação Itaú para Educação e Cultura** and **Instituto Unibanco** for:

- Hospitals: Municipal Moyses Deutsch SP, Fiocruz RJ and emergency of Grajaú, Pacaembu and Anhembi.
- 3D printing of 2,000 mechanical ventilators on the Anestech and Hefest platform in partnership with Embraer.
- Acquisition of 190 respirators.
- Purchase of essential items: 800 thousand masks and 7,146 kg of hand sanitizer and other items.
- Aid to 81,000 families (324,000 people), with food and hygiene basket.
- Support for organizations and micro and nano entrepreneurs.

Donations in a joint initiative with Bradesco and Santander

- 5 million coronavirus fast detection tests.
- 15 million masks to be donated to the government and also to vulnerable communities.

#LeiaEmCasa

Special edition of the "Leia para uma Criança" (Read for a Child) program for home entertainment for children in quarantine.

10

Strategic fronts 11Strategic fronts 11

Strategic fronts Strategic Fronts Following a collective thought process, we defined our priority strategic fronts in order to achieve consistent and quality results in the years ahead. Strategic fronts of Client Continuous Centricity improvement Risk Management Digital Transformation Sustainable Profitability People Management Internationalization Transformational Strategic fronts 12Strategic fronts Strategic Fronts Following a collective thought process, we defined our priority strategic fronts in order to achieve consistent and quality results in the years ahead. Strategic fronts of Client Continuous Centricity improvement Risk Management Digital Transformation Sustainable Profitability People Management Internationalization Transformational Strategic fronts 12

Strategic fronts Client Centricity We want our clients to have the best experience That is why we are continually and tirelessly striving to improve our client’s experience each time they engage with the bank Satisfied clients create more value Universal Bank Present Value of R$/client net income, 5-year forecast (base 100) 56 million clients 2x 950 § between 18 and over 80 years of age; § from low-income to the Private segment; 5x § Present throughout Brazil, both in the capital 468 Itaú Branches cities and hinterland, and overseas; § companies: from very small companies, to 100 major corporate conglomerates. The difference between the present value We challenge ourselves daily to serve created by a client who advocates for the Itaú Branches segment, against the value this very heterogeneous universe. 10x generated by one who knocks it 13Strategic fronts Client Centricity We want our clients to have the best experience That is why we are continually and tirelessly striving to improve our client’s experience each time they engage with the bank Satisfied clients create more value Universal Bank Present Value of R$/client net income, 5-year forecast (base 100) 56 million clients 2x 950 § between 18 and over 80 years of age; § from low-income to the Private segment; 5x § Present throughout Brazil, both in the capital 468 Itaú Branches cities and hinterland, and overseas; § companies: from very small companies, to 100 major corporate conglomerates. The difference between the present value We challenge ourselves daily to serve created by a client who advocates for the Itaú Branches segment, against the value this very heterogeneous universe. 10x generated by one who knocks it 13

Strategic fronts
Client Centricity

Satisfied clients create higher value

We want to be the benchmark in satisfaction, transforming our culture so that the client is at the center of everything. Our actions, including digital transformation and the efforts involving people management, are designed for our clients' satisfaction, a key metric for the entire organization.

Itaú Escuta

Active contact to understand our clients' experience.

+70 k
feedbacks per month

Papo de Cliente

Lessons learned from client feedbacks to enhance their experience.

+4 k
meetings per month

Global NPS


+ 8 points
+ 17 points
+ 27 points
2020 vs 2018
(Mar-20 vs Aug-18)
2021 vs 2018
2023 vs 2018

We want to be compared to the world's best companies in client satisfaction amazon NETFLIX USAA TESLA

Comparable companies

14

Strategic fronts
Client Centricity

Continuous updates for a better experience


APP PERSONNALITÉ
4.0
4.7
APP ITAÚ (INDIVIDUALS)
4.4
4.7
APP LIGHT
1st bank offering a leaner smartphone app
4.5
APP REDE
Card receivables control by phone
4.5
4.6
APP ABRE CONTA
1st bank offering bank account opening by mobile phone
4.7
4.7
APP ITAUCARD
4.3
4.8
APP ITAÚ EMPRESAS
4.4
4.0
Itaú
light
rede
Updated in Apr-20

Our apps are among **the best rated** in app stores

- App Store
- Play Store

12.9 MM individual clients using digital channels

22 updates in our apps on two operational systems

17 new features on the mobile channel

Creation of a dedicated page to respond beeter to the needs of the COVID-19 scenario

www.itau.com.br/coronavirus


Para você ficar em casa

15

Strategic fronts Client Centricity Identified Investment recommendations need: What is the best way to invest my money? Solution The most advantageous 2.5 minutes Data only Itaú has: combination possible for each to generate a ü Expected results from 28,000 financial products and assets client, according to their profile ü 200,000 possible portfolio combinations recommendation and moment in life ü 10,000 scenarios for market behavior +0.80 to 3.00 pp additional annual Testing 2 billion different scenarios portfolio for all client profiles DIAGNÓSTICO DA SUA CARTEIRA profitability Sua carteira atual Carteira personalizada based on the Optimization in the client context (current Carteira em 26/08/2019 Nível de risco: Arrojado portfolio, earnings and new investments) Nível de risco: Moderado Retorno esperado (em recommendation Retorno esperado (em % % CDI): 133.9% a.a. CDI): 114.5% a.a. Juros pós-fixados Juros prefixados Inflação Multimercado Customized expert evaluation 07 16Strategic fronts Client Centricity Identified Investment recommendations need: What is the best way to invest my money? Solution The most advantageous 2.5 minutes Data only Itaú has: combination possible for each to generate a ü Expected results from 28,000 financial products and assets client, according to their profile ü 200,000 possible portfolio combinations recommendation and moment in life ü 10,000 scenarios for market behavior +0.80 to 3.00 pp additional annual Testing 2 billion different scenarios portfolio for all client profiles DIAGNÓSTICO DA SUA CARTEIRA profitability Sua carteira atual Carteira personalizada based on the Optimization in the client context (current Carteira em 26/08/2019 Nível de risco: Arrojado portfolio, earnings and new investments) Nível de risco: Moderado Retorno esperado (em recommendation Retorno esperado (em % % CDI): 133.9% a.a. CDI): 114.5% a.a. Juros pós-fixados Juros prefixados Inflação Multimercado Customized expert evaluation 07 16

Strategic fronts
Digital Transformation

Supply perspective x Demand perspective

Traditional model: **supply perspective**

New technology trends:
- cloud
- artificial Intelligence and machine learning
- big data and analytics
- APIs
- blockchain

What are they for?
Identifying possible application opportunities

Let's test
Pilots and tests in lateral situations, which do not compromise

We find an application
More investment for updating

Expenditure $$$
Time ◷◷◷

Modern model: **demand perspective**

client's real needs +

New technology radar:
- cloud
- artificial Intelligence and machine learning
- big data and analytics
- APIs
- blockchain

Technology applied to solve real problems, enabling measurement of value created

Expenditure $
Time ◷

17

Strategic fronts Digital Transformation To achieve digital transformation, we need to change the way we develop services and products Before Market Solution customization time data research development Client Bank Client Now Data customization time data + research + experimenting Client Bank 18Strategic fronts Digital Transformation To achieve digital transformation, we need to change the way we develop services and products Before Market Solution customization time data research development Client Bank Client Now Data customization time data + research + experimenting Client Bank 18

Strategic fronts Digital Transformation Examples of the new way in which we design product and services Iti is a multi-purpose platform that allows clients and non- clients to pay, buy, transfer and receive money instantaneously peer-to-peer or through a QR code. We acquired Zup to accelerate our modernization of the legacy Individuals • specialized team • Light and fast registration without bureaucracy. No need to prove • micro services marketplace income, address, etc; • independent management • You don't need to be an Itaú customer. Available for those who are already customers of any bank, or even for those who do not have a bank account; • Virtual wallet: credit cards (from any bank) for making payments; • Accepted in all network of Rede machines; • Benefits and exclusive actions for users; • Robust pipeline of features planned for the first semester of 2020, using cloud development and state-of-the-art“ technological construction “; • Innovative security and fraud prevention solution based on facial biometrics and data intelligence. 19Strategic fronts Digital Transformation Examples of the new way in which we design product and services Iti is a multi-purpose platform that allows clients and non- clients to pay, buy, transfer and receive money instantaneously peer-to-peer or through a QR code. We acquired Zup to accelerate our modernization of the legacy Individuals • specialized team • Light and fast registration without bureaucracy. No need to prove • micro services marketplace income, address, etc; • independent management • You don't need to be an Itaú customer. Available for those who are already customers of any bank, or even for those who do not have a bank account; • Virtual wallet: credit cards (from any bank) for making payments; • Accepted in all network of Rede machines; • Benefits and exclusive actions for users; • Robust pipeline of features planned for the first semester of 2020, using cloud development and state-of-the-art“ technological construction “; • Innovative security and fraud prevention solution based on facial biometrics and data intelligence. 19

Strategic fronts

Digital Transformation

Itaú

+ velocity to extend our digital offer

Cubo is the **most relevant hub** for technological entrepreneurship promotion in **Latin America.**

cubo + Itaú

1,106 residents (118 startups)

80+ projects between the bank and Cubo startups

13 floors + rooftop

357 filliated startups

32 different industries

215,000+ ft²

2,000 people/day

28 sponsors







4 to 7 events/day
1,000 events/year

Founders: Itaú | Redpoint eventures

Sponsored business verticals: Logistics & mobility | Retail | Health | Education | Fintech

Partnerships: VL! | brMalls | dasa | cogna | RENAULT | CI&T | Schneider Electric | accenture digital | Sapore | Saint-Gobain | TIM | [B]³ | aws | + outros

Awards since 2015:

- Spark Awards
- IF Design Award
- International Visual Identity Awards
- Financial Innovation Awards 2016
- Startup Awards

20

Strategic fronts Digital Transformation New work methods lead to superior results Data base 100 More technology solutions Higher productivity Greater number of solutions delivered Reduction in the delivery time of technology solutions -40% 1Q2019 1Q2020 1Q2019 1Q2020 36% More availability -70% Reduction of customers who had Now problems with major transactions on the 99.8% dos internet and mobile channels: clientes find no problems when using the main 1Q2019 1Q2020 transactions on these channels 21Strategic fronts Digital Transformation New work methods lead to superior results Data base 100 More technology solutions Higher productivity Greater number of solutions delivered Reduction in the delivery time of technology solutions -40% 1Q2019 1Q2020 1Q2019 1Q2020 36% More availability -70% Reduction of customers who had Now problems with major transactions on the 99.8% dos internet and mobile channels: clientes find no problems when using the main 1Q2019 1Q2020 transactions on these channels 21

Strategic fronts Digital Transformation Analytics: “listening to” 360,000 calls every day In the past Today One of the Traditional monitoring Speech analytics world’s largest Transcription of 100% of the calls and analysis of the texts voice transcription operations “I would like to increase my limit.” 130 MM client attendant calls/year The right Call Client´s Audio Calls monitored by people. content data signal service, for the <0.5% followed up right client at the • Measure the satisfaction of 100% of our clients right moment • Map opportunities Capture client’s satisfaction limited to one sample • Capture intentions without having to ask • Channel efficiency 22Strategic fronts Digital Transformation Analytics: “listening to” 360,000 calls every day In the past Today One of the Traditional monitoring Speech analytics world’s largest Transcription of 100% of the calls and analysis of the texts voice transcription operations “I would like to increase my limit.” 130 MM client attendant calls/year The right Call Client´s Audio Calls monitored by people. content data signal service, for the <0.5% followed up right client at the • Measure the satisfaction of 100% of our clients right moment • Map opportunities Capture client’s satisfaction limited to one sample • Capture intentions without having to ask • Channel efficiency 22

Strategic fronts Digital Transformation Data: the bank’s new capital Data and State-of-the-art Data analytics algorithms scientists + + Voice data + Results +275% of value captured Transactions Biometrics in projects in analytics 27 petabytes = 50% of everything humanity has ever written in Interactions in Image data any languages digital channels 2017 2019 Geolocation Text data 23Strategic fronts Digital Transformation Data: the bank’s new capital Data and State-of-the-art Data analytics algorithms scientists + + Voice data + Results +275% of value captured Transactions Biometrics in projects in analytics 27 petabytes = 50% of everything humanity has ever written in Interactions in Image data any languages digital channels 2017 2019 Geolocation Text data 23

Strategic fronts Digital Transformation Focus on efficiency while continually investing in technology Technology investments 11% 154 Inflation (IPCA) 130 accumulated in the 122 period 100 109 106 100 101 47.6 45.3 46.4 45. 5 2016 2017 2018 2019 Efficiency Ratio (%) Technology investments (Base 100) Non-interest Expenses (Base 100) 24Strategic fronts Digital Transformation Focus on efficiency while continually investing in technology Technology investments 11% 154 Inflation (IPCA) 130 accumulated in the 122 period 100 109 106 100 101 47.6 45.3 46.4 45. 5 2016 2017 2018 2019 Efficiency Ratio (%) Technology investments (Base 100) Non-interest Expenses (Base 100) 24

Strategic fronts
Digital Transformation

Itaú

Enabling remote work for most employees

All areas quickly adapted to this working model.

Coronavirus

Remote work

Accesses via VPN (in thousands)


35.7
0.4
15-Mar
3-Apr

Capacity for 90 thousand
Accesses per day.

+ 1,526%
Calls

+ 1,383%
Meetings


Calls
Meetings
1-Mar
22-Mar

We enabled remote work for all Central Administration teams

That rely upon corporate systems.

Safe onboarding for new employees

Through a secure cloud solution without the need to go to the office.

25

Strategic fronts

People Management[1,3]

Approximately
95 thousand
Employees[2]
in Brazil and overseas

By age bracket

%	People	Age
5.3%	4.7 k people	> 50 years
51.2%	45.5 k people	30-50 years
43.5%	38.7 k people	up to 30 years

By region


1%
5%
3%
83%
7%
North
Northeast
Center-West
Southeast
South

By gender


Women
59%
Men
41%

By hierarchical level

%	Level		
0.1%	Officers	86%	14%
14.9%	Managers	48%	52%
38.6%	Administration	50%	50%
38.4%	Operations	30%	70%
0.2%	Trainees	59%	41%
5.4%	Interns	47%	53%
2.3%	Apprentices	33%	67%

Inclusion and diversity


People with disabilities
4.6%
Afro-Brazilians
22.6%

(1) December 2019 - For information relating to employees, we only consider information from Itaú Unibanco companies under the management of the Human Resources department, except for International Units. (2) March 2020.

26

Strategic fronts

People Management[1]

Employee's experience

Our challenge is to be increasingly attractive to all generations and to engage and develop our talent pool. To do so, we have consistently invested in disseminating our purpose and what we refer to as Our Way – a strong culture rooted in collaboration, meritocracy, ethics and total and unbridled respect for the individual.

An innovative and inspiring environment.

VoU cOmO sOu

Rendering our dress code flexible, respecting our employees and our strategic agenda.

Home-office

We offer more flexible options that encourage employee autonomy.

IU Conecta

A new platform for our employees' day-to-day. A social network with several administrative tools.

New work methods

Collaborative environments, delivery communities and focal space aiming for greater synergy, communication and integration among the teams.

Flexibility

Greater freedom for employees to reconcile their working hours with their personal life.

Is Itaú Unibanco a good place to work?

In our employees' eyes[2]

73 e-NPS

Advocates	(Scores 9-10)	78%
Neutrals	(Scores 7-8)	18%
Knockers	(Cores 0-6)	5%

Attraction and retention of employees

13.6 k admissions

- 49% Women
- 51% Men
- 86% Up to 30 years' old
- 14% Over 30 years old

16.7% turnover rat

- 8.7% Voluntary
- 8.0% Involuntary

In the market view

2019 melhores empresas você sa para trabalhar

2019 melhores empresas você sa para começar a carreira

Valor Carreira – As melhores na gestão de pessoas 2019

LinkedIn TOP COMPANIES

Melhores Empresas para Trabalhar – Great Place to Work Brasil 2019

Negócios

Carreira dos Sonhos

(1) Data base 2019. (2) Data base Dec-19.

27

Strategic fronts

People Management[1]

A bank that recognizes, values and encourages people development.

Meritocracy Cycle

The program takes into account the targets proposed, the results obtained and the manner in which those results are delivered, since although it is important to achieve objectives, our values must underpin all actions.

Evaluation


Behavior
Results

X-Axis

Results

The X-Axis evaluates the employee's performance based on the results achieved in each target agreed.

Y-Axis

360º Evaluation

Behavior

The Y- Axis evaluates whether the employee's behavior adheres to our moment, our culture and our work models. The behaviors were structured in a clear and objective way, to help achieve our goals.

Total compensation[2]

Fixed compensation

R$ 17 billion

Recognizes a professional's competence and seniority.


R$ 22 bi

Variable compensation

R$ 5 billion

Recognizes the level of individual performance, the financial result attained by the bank and its sustainability in the short, medium and long terms. Each employee has targets to be achieved, which are linked to the strategy of each area which, in turn, reflects our global strategy.

Investment in personnel

Courses and training

Over than 1,000 live and online training sessions.

Hours of training

On average, 13 hours of live and online training per employee.

Scholarships

6.1 k scholarships, postgraduate and language courses.

Supplementary pension schemes

72% of the employees have a supplementary plan.

Partners' and Associates' Program

To align the interests of our officers and employees with those of our shareholders, we run a program for partners and associate intended for managers and employees with a differentiated performance.

Further details on page 69

(1) Data base 2019. (2) Data base Dec-19. Fixed compensations include compensation, social benefits and charges. Variable compensation includes employees´ profits sharing and share-based payment.

28

Strategic fronts
People Management

Itaú

Ensure the well-being of our workforce

Prevent the spread of COVID-19 and preserve the physical, mental and financial health of our employees.

Coronavirus

Remote work

95% of our employees from central administration, call centers and digital branches to work from home remotely.

Risk Mitigation

Exemption of at-risk group, remote work, readjustment of call center, intense cleaning, use of personal protection equipment and new layouts.

Job Stability

with the suspension of terminations without cause for an indeterminate period of time

Early Payment of the 13th salary*

To help our employees, in April 2020.

Contact centers

Layout adaptation
To meet hygiene and security recommendations.

Communication and encouragement to use digital channels and self-service.

Innovative solution:
+1600 operators and supervisors working from home.

Central administration

Drastic reduction in people's access to administration buildings.

-94% in the average circulation.

Serving and guiding

Intense communication about COVID-19 and our individual role.

Large-scale gatherings and meetings

Suspended or conducted remotely, since the crisis began.

* The 13th salary is an extra salary paid to employees in Brazil by the end of the year.

29

Strategic fronts Risk Management risk management fully timely and preemptive action, widely disseminated integrated into the focusing on creating increasing and risk culture performance of the business sustainable value and on client centricity PERFORMANCE COVERAGE Previous Current à Future Credit Business Processes Business Client Focus Market and liquidity Regulatory Reactive Preemptive Attitude Operations Form Reporting Challenging Technology Compliance Center Problem Solution Corporate People Security 30Strategic fronts Risk Management risk management fully timely and preemptive action, widely disseminated integrated into the focusing on creating increasing and risk culture performance of the business sustainable value and on client centricity PERFORMANCE COVERAGE Previous Current à Future Credit Business Processes Business Client Focus Market and liquidity Regulatory Reactive Preemptive Attitude Operations Form Reporting Challenging Technology Compliance Center Problem Solution Corporate People Security 30

Strategic fronts

Sustainable Profitability

Our inspiration is to be leaders in sustainable performance, where profitability exceeds the cost of capital, and in the creation of increasing value.

Pillars

- Our Business Model
- Digital Strategy
- Capital Management
- Data and Models

Retail Result by Type of Branches



(base 100)
Digital
Traditional
P&L
Revenues
100
100
Cost of Credit
15
23
Other costs
33
59
EBIT
48
18

Recurring Net Income

Our challenge is to continually improve the efficiency of our operations by maintaining clients at the center of our decisions, through strategic cost management and investment in technology and new ways of working in order to boost the use of our resources, while efficiently managing the allocation and cost of capital.



ROE
23.9%
20.3%
21.8%
21.9%
23.7%
Average Cost of Capital
16.3%
16.9%
14.6%
14.0%
13.0%
Recurring Net Income
23.8
22.1
24.9
25.7
28.4
Value Creation
8.3
4.4
8.2
9.2
12.8
Cost of Capital
15.5
17.7
16.6
16.5
15.6
In R$ billion
2015
2016
2017
2018
2019

31

Strategic fronts

Sustainable Profitability

Itaú

How does the bank generate value?

Customer base

- New clients
- Clients churn
- Omnichannel
- Cost of acquiring clients
- Market Share

X

Client satisfaction

- NPS System
- e-NPS
- Digitalization — Efficiency enabler
- Efficacy (prompt solution)
- Timeliness (response time)
- Complaints reduction

=

EBIT

- Revenue (PB)
  - Contacts per client
  - Sales per client
  - Share of wallet
- Cost to serve
  - Digitalized clients
  - Cost of the physical structure
  - Cost of credit

32

Strategic fronts Sustainable Profitability Strict cost management If we are to remain profitable and competitive, we need a structural improvement in efficiency by constantly striving for opportunities to reduce costs. Employees Initiatives • Voluntary redundancy program 99,661 Mar-19 4,373 • Review of processes (Mar-20 vs Mar-19) • Optimization of costs 95.288 Mar-20 • Corporate engagement • Internal engagement campaigns Branches and PABs 4,934 433 (Mar-20 vs Mar-19) Changing the approach to cost management, from 4,501 195 195 tactical to strategic; 196 Digital 196 Branches Use of technology to rethink business models. (Brazil) 4,739 4,305 4,745 4,308 Physical Branches and PABs Mar-19 Mar-20 33 33Strategic fronts Sustainable Profitability Strict cost management If we are to remain profitable and competitive, we need a structural improvement in efficiency by constantly striving for opportunities to reduce costs. Employees Initiatives • Voluntary redundancy program 99,661 Mar-19 4,373 • Review of processes (Mar-20 vs Mar-19) • Optimization of costs 95.288 Mar-20 • Corporate engagement • Internal engagement campaigns Branches and PABs 4,934 433 (Mar-20 vs Mar-19) Changing the approach to cost management, from 4,501 195 195 tactical to strategic; 196 Digital 196 Branches Use of technology to rethink business models. (Brazil) 4,739 4,305 4,745 4,308 Physical Branches and PABs Mar-19 Mar-20 33 33

Strategic Fronts

Internationalization

Where are we?

We are **present in 18 countries**, of which 9 are in Latin America.

Latin America

Universal Banks

Northern Hemisphere

Units providing services and expanding the product shelf

What are we seeking?

We are looking to replicate our commercial management, technology, and risk management model in the countries where we operate and to pursue profitability levels close to those of Brazil, while also seeking synergies and what we can learn from cultural operational exchanges.

Why Internationalize?

1. Access to new markets
2. Capability of replicating the business model
3. Increase in scale
4. Supplement the offering

"We are a universal bank, operating predominantly in Latin America"

Latin America (excluding Brazil)

Recurring net income
R$ million

7.3% total net income

1Q20	286
1Q19	369

	Branches and PABs	Employees	ATMs
LatAm ex-BR	478	12,670	1,091
Argentina	86	1,606	176
Brazil	4,023	82,107	44,610
Chile	193	5,706	413
Colombia	128	3,308	142
Paraguay	45	969	298
Uruguay	26	1,081	62
Peru	Escritório de Representação		

34

Strategic Fronts

Internationalization[1]

Digital transformation

Itaú

Our clients and operations are increasingly digital in Argentina, Paraguay and Uruguay

% Acquisition Digital Current Accounts

	2018	2019	Mar-20
Individuals (internet/ mobile)	3%	34%	65%

* % Abertura de conta via internet e mobile

% Transações Digitais

	2018	2019	Mar-20
Individuals	71%	77%	79%

Implantation of Digital Branches

Argentina	Paraguay	Uruguay
✓	✓	✓

Use of Digital Channels

	2018	2019	Mar-20
Individuals	50%	55%	57%
Companies	79%	80%	81%

Satisfação Clientes Mobile

Nota Stores (mobile - individual)

	2018	2019	Mar-20
Argentina	3º	2º	2º
Paraguay	1º	1º	1º
Uruguay	1º	1º	1º

(1) These information refers to Argentina, Paraguay and Uruguay.

35

Our business 36Our business 36

Our business

Who are our clients?

Through our Retail and Wholesale Banking segments we offer a wide range of products and services tailored to each client profile.

Client profile

by segment in Brazil


Individuals
Companies
Private Bank
>R$5 million in total investment
Personnalité
>R$10 thousand or >R$100 thousand in total investments
Uniclass
>R$4 thousand up to R$10 thousand
Retail
up to R$4 thousand
Ultra
over R$4 billion
Large
>R$500 million up to R$4 billion
Middle
>R$30 million up to R$500 million
Very Small and Small Companies
up to R$30 million
RETAIL
WHOLESALE

37

Our business

Retail Banking

Serving a client base of over 56 million clients

Our distribution network comprises[1]

4,009 BRANCHES AND CSBs IN BRAZIL

3%	8%	7%	67%	15%
North	Northeast	Midwest	Southeast	South


Itaú

MORE THAN 44,000
ATMs in Brazil



Main initiatives COVID-19

Coronavirus

New conditions for contracting or refinancing non-overdue contracts
~850 thousand contracts already renegotiated

for individuals
-Extension and exemptions:
-current account and credit card fees;
-benefit programs.

for companies
-emergency credit line for small and middle market companies payroll;
-BNDES working capital for small and middle market companies;
-additional POS free of charge (for 60 days) while maintaining better rates;
-partnership for early transfer of receivables to bars and restaurants.

Main Results 1Q20

Net income	R$ 1.8billion
Consolidated profit sharing	45%
Return on allocated capital	15.9 %
Efficiency ratio	48.6 %
Retail Banking NPS	+8 points Dec-19 vs. Aug-18

(1) In March 2020. Does not include branches and CSBs in Latin America and Itaú BBA.

38

Our business

Retail Banking

The use of our digital channels significantly increased over the last years. Our digital branches also increased to serve clients who almost do not use brick and mortar branches.

Use of digital channels[1]

Total current account holders (in million people)


10.0
11.5
12.9
individuals
1.1
1.2
1.2
companies
Mar-18
Mar-19
Mar-20

Account openings through the Abreconta app


91
221
341
1Q18
1Q19
1Q20

Highlight Digital branches

196 digital branches
for over 2.3 million clients

More than 335,000 companies[4]
served by managers with mobility, using smartphone, tablet and video conference

Extended hours
Differentiated service

18 digital branches for
112,000 microentrepreneurs[5]

% of transactions through digital channels

	1Q18	1Q20
Credit[2]	18%	24%
Investments[2]	42%	46%
Payments[2]	68%	84%
Transfers[3]	91%	96%

The availability of digital channels remains high, **at the highest level ever**


99.0%
99.8%
Jan-19
Mar-20

99.8% of the clients did not have any impact on the main functionalities. (March 2020)

(1) Internet, mobile and SMS in Retail Banking; (2) Share of digital channels in the total volume of transactions (R$) in the Retail Banking; (3) Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment; (4) Includes Emp3 and Emp4; (5) Includes only Emp4.

39

Our business
Retail Banking[1]

Itaú

New dynamics in branches and platforms
More service and less business.

Coronavirus

Brick-and-mortar Branches

Opening hours
9 am to 10 am
for retirees and INSS pensioners

10 am to 2 pm
for the general public

Service
Maximum of 10 clients
at a time

Weekly rotation
with half of the employees in loco

Digital Branches

Opening hours
9 am to 6 pm
New opening hours

Service
All employees
are already qualified for remote work

Platform Companies

Service
45% of platforms
are already qualified for remote work

90% of platforms
will be qualified for remote working by the end of this week.

Data base: 04/06/2020

40

Our business Retail Banking Intense communication with clients in times of uncertainty . Inform Serve Support Reassure Up-to-date information about Up-to-date information about Products and services suitable for Comfort the client by our service our digital channels services the current moment building a positive agenda 100% 100% 100% 14 hours of branches activated and of current account holders of compliant current account holders of experts analysis clientes being informed 41Our business Retail Banking Intense communication with clients in times of uncertainty . Inform Serve Support Reassure Up-to-date information about Up-to-date information about Products and services suitable for Comfort the client by our service our digital channels services the current moment building a positive agenda 100% 100% 100% 14 hours of branches activated and of current account holders of compliant current account holders of experts analysis clientes being informed 41

Our business

Wholesale Banking

Itaú

Only in Brazil, We serve approximately

21,000 corporate groups and institutional

Our sales channels reach institutional clients in 18 countries.

Itaú Private Bank | Itaú BBA | Itaú Asset Management | Itaú Securities | Itaú Corretora

Corporate

Institutional Clients

Private Banking

Cayman	Chile
Bahamas	England
USA	Portugal
Mexico	Spain
Panama	Germany
Uruguay	France
Colombia	Switzerland
Peru	
Paraguay	
Argentina	

Main products and services

Credit solutions
National and foreign currency

Service solutions
R$1.9 bn fixed income distribution
R$403 mn equities transactions in Latin America
R$724 mn total volume of Merger and Acquisition
R$5.0 bn financing of infrastructure projects in different sectors.

Solutions in WMS
R$1,376 bn under local custody
R$94 bn under international custody
R$725 bn[1] under asset management

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – March 2020. Considers Itaú Unibanco and Intrag.

Main Results 1Q20

Net income	R$726 million
Consolidated profit sharing	19 %
Return on allocated capital	5.6 %
Efficiency ratio	45.0 %
Wholesale Banking NPS	+8 points (Dec-19 vs. Aug-18)

2020 main initiatives LatAm – Client Centricity

- Accelerating the digitization of customer experiences and journeys
- Evolution of the digital technological platform
- Increase in 100% digital customer acquisition
- Implementation of NPS System for 3Q20

42

Our business
Wholesale Banking

Coronavirus

Itaú BBA
Asset Management
Investment Banking
Wealth Management Services

Latin America

Commercial policies and initiatives are aligned with those that are being practiced in Brazil, taking into account local particularities.

Credit and liquidity initiatives to support our clients

Up to 90 days
of grace period for installment credits in the middle market

Postponing
maturities of loans that expire in the coming months

2x increase
in credit extensions to corporate clients

Disbursement of ~R$2 billion
for the acquisition of financial assets from institutional clients

Intense communication with our clients

Daily lives on social media
with experts from the bank and portfolio managers

- **~2,2 million** views
- **~8,5 thousand** comments
- **~30,1 thousand** new followers

Podcasts
with external managers discussing the scenario and its impacts on investment funds.

Vision of leaders
daily lives with the leaders of the most important sectors in the economy.

43

Our business

Personal Loans and Payroll Loans

Personal loans

Money in the account
The money is immediately credited, including on the weekends.

Purpose
The loan does not have to be justified.

Payroll loans

Reduced rates
Interest rates are lower than for other types of loans.

Easier repayment
Fixed installments are deducted directly from the payroll of the borrower.

Payment conditions
First installment in up to 90 days.

Evolution of personal loans portfolio
(In R$ billion)



75.4
73.1
70.6
69.6
71.1
73.8
78.7
82.8
86.5
46.7
45.6
44.9
44.6
44.7
46.0
48.6
49.3
50.3
28.6
27.4
25.8
25.0
26.4
27.9
30.1
33.4
36.2
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20

Payroll loans

58% The payroll loans portfolio accounts for 58% of total operations in **personal loans.**

Other personal loans

The portfolio of the personal loans accounts for 42% of total operations in **personal loans.** **42%**

Composition of the payroll loans portfolio
(In R$ billion)



46.7
45.6
44.9
44.6
44.7
46.0
48.6
49.3
50.3
4.7
4.6
4.3
4.4
4.8
4.9
5.4
6.2
6.8
11.1
9.8
8.8
7.6
6.4
5.5
4.8
4.2
3.7
30.9
31.2
31.7
32.6
33.5
35.5
38.5
39.0
39.7
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
INSS
Public Sector
Private Sector

Origination channels of payroll loans
(In %)



46.7
45.6
44.9
44.6
44.7
46.0
48.6
49.3
50.3
65%
63%
62%
61%
59%
59%
59%
57%
55%
35%
37%
38%
39%
41%
41%
41%
43%
45%
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Branches
Itaú Consignado S.A.

44

Our business
Mortgage Loans
Itaú

Client focused

Quick and efficient process with credit analysis in up to one hour for operations of up to R$1 million.

possibility of **digitally** contracting

specialized consultants providing support throughout the process

Mortgage loans portfolio
(In R$ billion)


46.3
48.1
48.5
47.2
47.8
48.0
48.5
49.8
51.7
23.7%
22.3%
20.9%
18.9%
16.3%
14.0%
11.7%
9.9%
8.8%
76.3%
77.7%
79.1%
81.1%
83.7%
86.0%
88.3%
90.1%
91.2%
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
+ 6.5 %
vs Mar-19
+ 8.3 %
vs Mar-18
Individuals
Companies

Products and sales channels
(In %)


26%
Real Estate Brokers
36%
High Income Branches
1%
Developers
16%
Partnerships
20%
Regular Branches

Environmental and social assessment on mortgage loans
Technical analysis for construction financing


Building site visit gathering of information
Enterprise and region data
• *Levantamento de Indícios de Contaminação* (LIC)
• Enterprise Environmental and Social Form;
• Building site photos;
• Document analysis;
• Consultation of the Contaminated Areas Register; and
• Consultation of Google Maps.
No Environmental License?
Indication of contamination?
Environmental and Social Department + Environmental and Social Legal Department + Compliance
• Technical analysis of evidence;
• Analysis of site contamination documentation; and
• Preparation of contractual clauses and conditions for release of funds.
Risks mitigated
Operation approved

45

Our business $ Mortgage Loans¹ Loan to Value (Em %) 63.8% Vintage (quarterly average) 60.6% 58.6% 57.4% 57.9% 54.8% 55.1% 55.0% 54.8% + 5.2 p.p vs Mar-19 41.9% 41.6% 41.6% 40.8% 40.0% 38.4% 38.8% 38.8% 39.1% Mortgage Loan Portfolio + 0.3 p.p. vs Mar-19 Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 Mortgage Loan Portfolio Vintage (quarterly average) , Average Ticket and Average Origination Term² ³ Average value of the Property 588 576 551 553 541 523 539 493 495 -10.8 % vs Mar-19 Average operation period 320 327 321 322 307 306 316 315 321 2.0 % vs Mar-19 Financing Average Ticket 316 325 301 315 315 296 299 290 317 -2.4 % Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 vs Mar-19 Value of the Property (R$ mn) Average operation period (in months) Financing Average Ticket (R$ mn) (1) Includes only Individuals. (2) Average Operation Period for new developers’ contracts; (3) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. 46Our business $ Mortgage Loans¹ Loan to Value (Em %) 63.8% Vintage (quarterly average) 60.6% 58.6% 57.4% 57.9% 54.8% 55.1% 55.0% 54.8% + 5.2 p.p vs Mar-19 41.9% 41.6% 41.6% 40.8% 40.0% 38.4% 38.8% 38.8% 39.1% Mortgage Loan Portfolio + 0.3 p.p. vs Mar-19 Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 Mortgage Loan Portfolio Vintage (quarterly average) , Average Ticket and Average Origination Term² ³ Average value of the Property 588 576 551 553 541 523 539 493 495 -10.8 % vs Mar-19 Average operation period 320 327 321 322 307 306 316 315 321 2.0 % vs Mar-19 Financing Average Ticket 316 325 301 315 315 296 299 290 317 -2.4 % Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 vs Mar-19 Value of the Property (R$ mn) Average operation period (in months) Financing Average Ticket (R$ mn) (1) Includes only Individuals. (2) Average Operation Period for new developers’ contracts; (3) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. 46

Our business

Vehicles

Loan portfolio by client profile

(In R$ billion)


+ 35.6%
22.1
3.9
18.1
19.2
3.3
15.9
17.3
2.5
14.8
16.2
2.3
13.9
17.1
2.8
14.3
18.8
3.6
15.2
21.6
5.1
16.6
25.3
7.3
18.0
28.1
9.1
19.0
29.3
9.9
19.4
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Dec-19
Mar-20
Individuals
Companies

Contracting

- 12.1 thousand sales points;
- Sale of light and heavy vehicles:
  - 73% of contracts are made in stores and dealers;
  - 88% to individuals;
- 20% made in Digital Channels;
- 92% of financing are made up to 48 months.

30 thousand
Contracts/month

R$36.7 thousand
Average Ticket (individual)

59%
LTV (individual)

Credit origination by client profile[1]

(In R$ billion)


+ 8.9%
2.2
0.4
1.8
2.5
0.3
2.1
2.3
0.4
2.0
2.7
0.6
2.1
3.3
0.9
2.5
4.1
1.3
2.8
4.3
1.5
2.9
5.4
2.1
3.2
6.0
2.5
3.5
4.7
1.8
2.9
1Q16
3Q16
1Q17
3Q17
1Q18
3Q18
1Q19
3Q19
4Q19
1Q20
Individuals
Companies

90-day NPL Ratio (Individuals – Vehicles)

(Base 100)


100
54
49
43
35
38
42
2012
2015
2016
2017
2018
2019
1Q20

(1) Includes Finame in Companies

47

Our business
Vehicles

Main products and services



iCarros 1
Vehicle Marketplace with technological solutions, that brings buyers and sellers together.

Credline 2.0 2
New proposal origination platform, with simple and renewed digital experience.

Financing of Accessories and automotive services 3
Embedded in the vehicle´s installment.

Lead Manager 4
Dealer platform to manage leads in one place.

Knowledge Garage 5
Distance learning platform to training the professionals from the sector.

6 **Insurances**
Protection to the car and tranquility in financing.

7 **ConectCar**
Payment of tolls and parking without queuing.

8 **Digital signature**
Digital and simple experience for the customer and the dealer.

9 **Digital Contracting**
Integrated to iCarros and other digital environments, like dealers' websites and others e-commerces.

10 **Digital Assistant**
Online credit analysis and approval platform, without additional cost for the dealer.

11 **Facial Recognition**
Simple and safe contracting process.

iCarros Portal

- 19MM access/month
- 86% mobile

Evolution of financing proposals on the iCarros platform:
(Base 100)


100
521
700
571
2017
2018
2019
1Q20

Main commercial partnerships

Itaú

48

Our business
Credit Card

Our credit card options serve current account holders and non-current account holders

We are leaders in the credit card segment in Brazil, totaling around 34.5 million credit cards and 29.7 million debit cards (both in number of accounts).

Main brands

To individuals, very small, small and middle-market companies and corporate segment.

Itaucard · Hipercard · CREDICARD

Commercial partnerships

Main partnerships with retailers and traders.

magazineluiza · Grupo BIG · GrupoPãodeAçúcar · marisa · LATAM PASS · Azul · viavarejo · NETSHOES · Ipiranga


Itaucard
1234 5678 1234 5678

Digital portfolios

Increased comfort and convenience to our clients.

Samsung pay · Apple Pay · G Pay · PayPal

Convenience to clients

Financial services through credit cards.

- Personal **credit**
- Payment of bills in **installments**
- Debt **renegotiation**
- **Consumer credit**

Itaucard App

Benefits to our clients

Digital billing statements: Paperless. More environmentally friendly.

Timeline: To follow up consumption.

Loyalty program: Points and reward program.

Virtual card: Added security for online purchases.

Virtual cards generated (1Q19 = Base 100)

1Q20	193
1Q19	100

1.9x

49

Our business

Credit Card

13.2%[1]
of total sales are carried out using digital channels

41.3%[2] in 4Q19
+ 3.5 pp vs 4Q18
of household consumption are card expenses



Transaction Volume
119,540
30,276
89,264
1Q19
150,490
37,740
112,751
4Q19
129,517
32,114
97,403
1Q20
Total
Debit
Credit

1Q20

R$129.5 billions
-13.9% (vs. 4Q19)
+8.3% (vs. 1Q19)

Credit
- 13.6 % (vs. 4Q19)
+9.1 % (vs. 1Q19)

Debit
- 14.9% (vs. 4Q19)
+6.1% (vs. 1Q19)

Composition of credit balance



SFN
whithout
Itaú
69.7%
9.2%
21.1%
Itaú
79.8%
9.5%
10.7%
Transactor
Installment with Interest
Revolving Credit + Overdue Loans

34.6%
Market Share
We are leaders in the Brazilian credit card Market
Data base: Sep-19

+4 points
Customer satisfaction
Global NPS - Business
Mar-20 vs. Aug-18

(1) Considers only credit cards issued to current account holders of Branches, Uniclass e Personnalité. (2) Consider only credit and debit cards.
Note: Data base refers to Dec-19 except household comsuption.

50

Our business Credit Card Need How to provide clients with more cards through digital Identified sales without increasing the risk for the bank? Before Now +50 models for customized Single model for many audiences audiences +80,000 variables available for Hundreds of variables testing for testing 4x less time to develop the + time for model model development +3X credit origination while 126% more accurate to Less accuracy reducing default rates identify default risk 21 51Our business Credit Card Need How to provide clients with more cards through digital Identified sales without increasing the risk for the bank? Before Now +50 models for customized Single model for many audiences audiences +80,000 variables available for Hundreds of variables testing for testing 4x less time to develop the + time for model model development +3X credit origination while 126% more accurate to Less accuracy reducing default rates identify default risk 21 51

Our business Acquiring services Transaction Volume Our brands 1Q20 141,862 121,858 Total 113,004 R$121.9 billions 51,362 - 14.1% (vs. 4Q19) 45,282 Debit 40,128 + 7.8% (vs. 1Q19) More than de credit 25 brands - 15.4% (vs. 4Q19) 90,499 76,575 72,877 Credit + 5.1% (vs. 1Q19) accepted by Rede machines debit - 11.8% (vs. 4Q19) 1Q19 4Q19 1Q20 + 12.8% (vs. 1Q19) Acquiring service revenues (R$ million) 949 thousand 1,281 1,252 1,226 1,177 1,106 Clients 964 932 908 +30 points 737 Customer 1.4 MM satisfaction POS Global NPS - Business Mar-20 vs. Aug-18 number 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Note: Data base refers to Mar-20. 52Our business Acquiring services Transaction Volume Our brands 1Q20 141,862 121,858 Total 113,004 R$121.9 billions 51,362 - 14.1% (vs. 4Q19) 45,282 Debit 40,128 + 7.8% (vs. 1Q19) More than de credit 25 brands - 15.4% (vs. 4Q19) 90,499 76,575 72,877 Credit + 5.1% (vs. 1Q19) accepted by Rede machines debit - 11.8% (vs. 4Q19) 1Q19 4Q19 1Q20 + 12.8% (vs. 1Q19) Acquiring service revenues (R$ million) 949 thousand 1,281 1,252 1,226 1,177 1,106 Clients 964 932 908 +30 points 737 Customer 1.4 MM satisfaction POS Global NPS - Business Mar-20 vs. Aug-18 number 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Note: Data base refers to Mar-20. 52

Our business

Insurance

We offer a wide range of insurance products related to life, personal accidents, vehicles and property credit and travel. Our insurance core activities, which include our 30% interest in Porto Seguro, consist of mass-market insurance products related to life and property, and credit.

Ranking[1,2]

	jan-feb/20	jan-feb/19	Model
Total Insurance[3]	4th	4th	
Recurring Insurance Activities[4]	4th	5th	
Life & Personal Accidents	2nd	2nd	*Bancassurance*
Credit Insurance	6th	6th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	5th	4rd	*Bancassurance*
Porto Seguro	2rd	3rd	
Vehicles[5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Residential[5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities[6]	6th	5th	
Large Risks[7]	We do not offer this product.		
Health Insurance	We do not offer this product.		

Combined Ratio – Recurring Activities Insurance


53.0%
52.7%
55.2%
53.8%
52.6%
58.9%
58.3%
61.9%
60.6%
60.4%
1Q19
2Q19
3Q19
4Q19
1Q20
Combined Ratio
Extended Combined Ratio

Potential growth in the sector

Revenue from insurance operations/GDP (%)


2.9
2.9
3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
4.2
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

(1) Source SUSEP, date: Nov-19, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Recurring insurance activities and other activities; (4) Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Unemployment, Funeral Allowance, Serious Diseases, Random Events, Credit Life), Housing, Homeowners, Multiple Peril and Travel; (5) Considers only Porto Seguro numbers; (6) Other activities include: Extended Warranty, Large Risks, DPVAT and IRB; (7) The sale of this portfolio has been concluded on October 31, 2014.

53

Our business

Insurance | Insurance Open Platform

Benefits

Multi-channel distribution
Focused on commissions and fees

Specialized sales force

Easy **access** and **convenience** to clients

Excellence in post-sales

Sales Force

Internal

- Insurance consultants
- Insurance Shop
- Manager
- Cashier
- Internet Banking/Mobile
- ATM

External

- Call Center
- NAC/Partners
- Corban

Multi-channel Broker

Itaú Seguros + Porto Seguro

MetLife, Icatu, Prudential, Chubb, Tokio Marine Seguradora, amil, SulAmérica, Fairfax Brasil, Pottencial, Porto Faz, tempo

Multi-channel Broker Platform

Retention, Post-Sales, Analytics, Marketing, Client service, Satisfaction

Relationship with clients

Products Offered

- Vehicles
- Life
- Health (Companies)
- Full Life
- Credit Life
- Dental (Individuals and Companies)
- Protected Card
- Premium Bonds
- Homeowners
- Travel
- Smartphone protection
- Mortgage
- Corporate lines
- Guarantee Insurance
- Auto, Moto, Home and Pet Assistance

54

Our business Pension plan Open platform Reasons to invest: Concept 1,3,6,9: How much does the client have to save to enjoy a peaceful retirement? 1 5 Retirement Financial return Funds carefully selected Years of salary accumulated Age always keeping the client in Future expenses 2 Enable easy 135 mind 6 changing of plan 345 Children education 3 Succession 8 external managers 655 7 planning 4 965 Tax planning Technical Provisions R$ Billion 213.6 208.9 207.8 204.8 200.4 196.6 190.0 185.2 182.4 161.4 158.1 156.5 154.8 151.6 149.0 144.0 140.4 138.1 43.5 44.9 43.8 42.8 38.1 40.6 41.7 37.7 39.2 6.6 6.6 6.8 7.0 7.0 7.2 7.3 7.4 7.5 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Traditional + 5.1% (vs. 1Q19) PGBL + 3.2% (vs. 1Q19) + 6.7% (vs. 1Q19) VGBL 55Our business Pension plan Open platform Reasons to invest: Concept 1,3,6,9: How much does the client have to save to enjoy a peaceful retirement? 1 5 Retirement Financial return Funds carefully selected Years of salary accumulated Age always keeping the client in Future expenses 2 Enable easy 135 mind 6 changing of plan 345 Children education 3 Succession 8 external managers 655 7 planning 4 965 Tax planning Technical Provisions R$ Billion 213.6 208.9 207.8 204.8 200.4 196.6 190.0 185.2 182.4 161.4 158.1 156.5 154.8 151.6 149.0 144.0 140.4 138.1 43.5 44.9 43.8 42.8 38.1 40.6 41.7 37.7 39.2 6.6 6.6 6.8 7.0 7.0 7.2 7.3 7.4 7.5 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Traditional + 5.1% (vs. 1Q19) PGBL + 3.2% (vs. 1Q19) + 6.7% (vs. 1Q19) VGBL 55

Our business

Services | Investments

Itaú

Main products

Funds | Fixed income | Pension Plan | Equities | Real Estate Funds | Treasury Direct | COE | Savings

Zero-fee products:

Variable Income
Zero custody fee for shares of Itaú Corretora and the stock exchange

Pension Plan
Zero initial and final contribution fees

Fixed Income
Zero custody fee for third party FI via Itaú Corretora.

Real Estate Fund
Zero brokerage and custody fee on digital channels

Treasury Direct
Zero custody fee - Itaú Corretora

Itaú Asset Management

The largest private asset manager in Brazil in figures:

R$725 billion[1]
assets under management

+ 60 years
in investment management

11 times
best fund manager by "Exame" magazine

Responsible investments
We incorporate ESG issues into our investment process.

PRI

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – March - 2020. Considers Itaú Unibanco and Intrag.

56

Our business Services | Investment Open Platform Third-party products offered Funds • Fixed Income • Multimarket • Shares Careful selection of the best investment • Pension Plan products in the market + de 61 external fund managers Fixed Income • CDB• LCI + 34 treasury products issuers • CRI• LCA • CRA• Debentures 15 57Our business Services | Investment Open Platform Third-party products offered Funds • Fixed Income • Multimarket • Shares Careful selection of the best investment • Pension Plan products in the market + de 61 external fund managers Fixed Income • CDB• LCI + 34 treasury products issuers • CRI• LCA • CRA• Debentures 15 57

Our business

Services | Wholesale Banking

Middle

Itaú Empresas

Annual revenues from **R$ 30 MM** to R$ **500 MM**
"Focused on clients with the best ratings, with 95% of the credits being rated B3 or better, and with operations in diversified services, such as Cash Management, Foreign Exchange, Investment Banking and Funding."

Corporate Banking

Itaú BBA

Annual revenues over **R$ 500 MM**
"We offer a broad portfolio of banking products and services, ranging from" cash management "to structured transactions and transactions in the Capital Market. We serve around 3,3317 large business groups (includes Agrobusiness) in addition to serving more than 240 financial institutions."

Agrobusiness

Itaú BBA

Large and Regional (medium size + producers)
"We serve more than 1,200 customers in the integrated agribusiness chain, from plants to rural producers, with an emphasis on Targeted products and Foreign Currency, in a portfolio of more than R $ 30 billion"

LatAm

Itaú BBA

Presence in all banking segments in **Latin America**

Markets, Products & Planning

Itaú

Treasury operations for the conglomerate

Investment Banking

Itaú BBA

Leadership position and client recognition

Fixed income
We took part in local operations with debentures, promissory notes and securitization, which totaled R$1,877 million up to March 2020, taking the second place in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.

Equities
We undertook 6 offerings in South America in the first quarter of 2020, which totaled US$403 million, taking the second place in the Dealogic ranking.

Mergers and Acquisitions
In the first quarter of 2020, we provided financial advisory on 13 transactions in South America, totaling US$724 million and maintaining the leadership position in the Dealogic ranking.

Project Finance
In the first quarter of 2020, we served as advisor and/or creditor of approximately R$5.0 billion in financing to 14 different infrastructure projects in different sectors.

Ranking	1Q20	2019	2018
M&A[1]	1st	1st	1st
Local ECM[1]	2nd	1st	1st
Local DCM[2]	2nd	1st	1st
International DCM[1]	2nd	3rd	6th
Derivatives Total[3]	1st	1st	1st

(1) Source Dealogic; (2) Source ANBIMA – Brazilian Financial and Capital Markets Association. Information from Dec-19; (3) Source: Cetip. Information from Mar-20.

58

Our business

Services | Wholesale Banking

Itaú
Itaú Private Bank
Itaú Asset Management

WMS

Large range of customized **wealth management** and **investments** solutions

Securities Services

Local Custody: we ended December with R$1,376.3 billion under custody (+0.6% from the same period of 2019).

International Custody: we ended March with R$93.5 billion under custody (-67.1% from the volume under custody in the same period of 2019).

Corporate Solutions: we are leaders in the bookkeeping of shares, providing services to 193 companies listed on B3, representing 59% of the total market, and in the bookkeeping of debentures, we work as a bookkeeper for 351 (30.2%) used.

Private Banking

With a full global wealth management platform, leadership position in Brazil.
We have been recognized by the world's top international Private Banking market publications:

Private Banker International

- Outstanding Global Private Bank - Latin America, 2019

PWM / The Banker | Global Private Banking Awards 2019

- Best Private Bank in Brazil, 2019

R$ million

Evolution of Assets Under Administration[1]

Investment Product management for the conglomerate and a full range of investment options to Retail Banking.



721
802
849
922
1,002
1,068
1,135
1,290
1,276
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20

(1) Does not include Latin America (ex-Brazil).

59

Our business
Services | Wholesale Banking

Asset Management

Kinea

It is an independent platform of management of differentiated investments. With R$64.5 billion in assets as of March 2020, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure.

Asset Management

In March 2020, we reached R$724.8[1] billion in assets under management.
Over 60 years in investment management and 11 times best fund manager by "Exame" magazine.

Itaú Asset Management integrates ESG issues in the investment process:

Timeline of IAM responsible investment practices

- **2004** – Itaú Asset Management launches its Itaú Social Excellence Fund (FIES)
- **2008** – Signatory to PRI
- **2009** – ESG issues incorporated into the Proxy Voting policy
- **2010** – Proprietary model to incorporate ESG issues into the analysis of funding fixed income
- **2013** – White paper on the incorporation of ESG issues into the analysis of funding
- **2014** – White paper on the incorporation of ESG into the analysis of corporate securities
- **2015** – Internal study about ESG issues and sovereign bonds
- **2016** – Launching of AMEC Stewardship Code / Latin America
- **2017** – Carbon footprint calculator for funds
- **2018** – White paper on responsible investment through the SDGs lenses (image below).
- **2019** – Incorporation of ESG issues into the analysis of more than 95% of assets under management (AuM) of IAM

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – March 2020. Considers Itaú Unibanco and Intrag.

60

Corporate governance 61Corporate governance 61

Corporate governance

History of our Governance

We believe that a sound and meritocracy-based governance, guided towards long-term value creation, adds value to our business, facilitates access to capital and contributes to business continuity.


1995
Stock Option Plan
1999
Inclusion in the Dow Jones Sustainability Index
2001
Level I of Corporate Governance of B3
Election of Independent Board Members
2004
Audit Committee
Creation of Dividend reinvestment program
2006
Certification under section 404 of Sarbanes-Oxley Act
Internal Regulation of the Board of Directors
2007
Voluntary adherence to Abrasca's Manual for Material Information Control and Disclosure
2017
Policy for Nomination of Executives: minimum 30% of independent members in C.A.
Inclusion in the Bloomberg Equality Index
Itaú
2000
Corporate Code of Ethics
Independent Fiscal Council
2002
Disclosure and Trading Committee
Level II ADR Program
Tag Along
1996
APIMECs meetings and Roadshows
2005
Nominating and Compensation Committee
Inclusion in the Corporate Sustainability Index
2008
Corporate Governance Policy
2013
Related Party Committee
2008
Itaú
Merger
2015
Inclusion in the Sustainability Vigeo EIRIS Index – Emerging 70
New Management Structure of Itaú Unibanco Holding
2005
Trading Committee and Policy
Inclusion in the Corporate Sustainability Index
1999
APIMECs meetings
Inclusion in the Dow Jones Sustainability Index
2002
Disclosure Committee and Policy
2007
Certification under section 404 of Sarbanes-Oxley Act
2010
Partners and Associates Program
2012
Digital Assembly
UNIBANCO
2003
Election of Independent Members
2009
Strategy Committee
Risk and Capital Management Committee
Nomination and Corporate Governance Committee
Personnel Committee
2011
Voluntary adherence to the Abrasca's Code of Self-regulation and Best practices of Publicly-Held Companies
Remuneration Committee
1997
Level III ADR
2001
Stock Option Plan
Level I of Corporate Governance of B3

Highlights

2018

XP Investimentos (XP)
CADE's approval of the acquisition of a minority interest, reaffirming the independence of management – Itaú Unibanco acquired 49.9% of the capital, with 30.1% of the common shares

First woman elected on the Board of Directors

21 years on the NYSE

50% stock split
with a 50% increase in dividends paid monthly;

Encouraging diversity and new Vou Como Sou dress code;

Board of Directors;

General Data Protection Law as a Priority for Itaú Unibanco

10 years of merger between Itau and Unibanco

2019

Changes in the composition of the Executive Committee:
Caio Ibrahim David assumed the position of General Director of the Wholesale department and Milton Maluhy assumed the position of Vice-President of Risks and Finance, being part of the Executive Committee

The creation of the Social Responsibility Committee
Approved on January 31, 2019

62

Corporate governance

Our governance structure


ITAÚSA
Free Float
ON 36.73%
PN 81.83%
66.33%
family
Egydio de Souza Aranha
ON 63.27%
PN 18.17%
33.67%
family
Moreira Salles
100%
Family control, with long-term vision
Cia. E. Johnston de Participações
ON 50.00%
PN 0%
33.47%
ITAÚSA
66.5%
Itaú Unibanco participações (IUPAR)
Itaú
Free Float*
Highly diversified shareholder base
ON 39.21%
PN 0.004%
19.91%
ON 51.71%
PN 0%
26.27%
ON 7.76%
PN 99.59%
52.95%
Itaú
Itaú Unibanco Holding S.A.
Non-voting shares (PN)
4.8 billion of shares
74%
Traded on B3
50% Brazilians
50% Foreigners
26%
Traded on NYSE
100% Foreigners

Note: ON = Common Shares; PN = Non-voting Shares; (*) Excluding shares held by majority owners and treasury shares.

63

Corporate governance Pillars of our Governance management aligned Focus on performance decisions made on with meritocracy-based and value creation a collective basis culture Family control ensuring long-term strategic vision IUPAR • Alignment among shareholders • Defines group’s vision, mission and values • Assesses significant mergers and acquisitions • Nominates executives to the Board of Directors Itaú Unibanco Holding S.A. • Evaluation of performance and admission of family members • Discusses and approves long-term strategies Focus on decision-making, resolving upon high impact topics Shareholders’ General Meeting for the company’s destiny Fiscal Council Responsible for value creation by means of strategic Board of Directors definition Committees Professional management with the implementation of Executive Committee strategy and day-to-day management Disclosure and Trading Committee 64Corporate governance Pillars of our Governance management aligned Focus on performance decisions made on with meritocracy-based and value creation a collective basis culture Family control ensuring long-term strategic vision IUPAR • Alignment among shareholders • Defines group’s vision, mission and values • Assesses significant mergers and acquisitions • Nominates executives to the Board of Directors Itaú Unibanco Holding S.A. • Evaluation of performance and admission of family members • Discusses and approves long-term strategies Focus on decision-making, resolving upon high impact topics Shareholders’ General Meeting for the company’s destiny Fiscal Council Responsible for value creation by means of strategic Board of Directors definition Committees Professional management with the implementation of Executive Committee strategy and day-to-day management Disclosure and Trading Committee 64

Corporate governance

Board of Directors

Itaú

Our Board of Directors consists of professionals with exceptional knowledge and expertise in different areas of expertise, some of the key differentials of our management.

Main duties

- Defining and monitoring the strategy;
- Assessing mergers and acquisitions;
- Monitoring the Executive Committee performance;
- Appointing officers (meritocracy);
- Approving the budget;
- Defining and supervising risk appetite and policies for capital use;
- Defining and monitoring incentive and compensation models and establishing goals;
- Supervising the technology strategy;
- Defining meritocracy policies;
- Supervising the business operation.

The evaluation process of the Board of Directors is carried out by a third-party. Each director evaluates themselves, the other directors and of the organ as a collegiate ".

2 Co-chairmen

Pedro Moreira Salles 2 4 6 7 8
Roberto Egydio Setubal 5 6 8

10 Members, being 6 Independent members

Alfredo Egydio Setubal 2 4 7
Ana Lúcia de Mattos Barretto Villela 2 4 7
João Moreira Salles 6
Ricardo Villela Marino 6

Fábio Colleti Barbosa 2 3 4 6 7
Gustavo Jorge Laboissière Loyola 1 3 8
José Galló 2
Marco Ambrogio Crespi Bonomi 4 5
Pedro Luiz Bodin de Moraes 3 5 8
Frederico Trajano[1]

Board of Directors Committees

1. Audit Committee
2. Personnel Committee
3. Related Parties Committee
4. Nomination and Corporate Governance Committee
5. Risk and Capital Management
6. Strategy Committee
7. Social Responsibility Committee
8. Compensation Committee

(1) Pending approval by Central Bank of Brazil.

65

Corporate governance

COVID-19 Governance Committee

Coronavirus

Responsible for monitoring the crisis and its impacts, deliberations and institutional positioning.



- Executive Committee agenda
- Check Point of Executive Committee + 7
- Institutional Crisis Management Committee and Check Point of Risks
- Febraban and Retail War Rooms and Wholesale Committee
- People, Legal, Marketing, IT, CRM and Service channels War Rooms

Retail War Room
Monitoring and adjusting operations in real time.

Wholesale Committee
Consolidates the treasury, credit and ECM war rooms and monitors and adjusts their operations in real time.

Febraban* War Room
Coordination between banks and alignment with public authorities and regulators.

Institutional Crisis Management Committee
- Morning Calls.
- Operation monitoring.
- Decisions coordination.
- Risks and contingencies mitigation.

Check Point of Risks
- Closing day.
- Market, credit, liquidity and operational risks monitoring.

* Febraban is the Brazilian Federation of Banks.

66

Corporate governance

Board of Directors Committees

Our committees report directly to the Board of Directors.

8 committees

The Board of Directors is responsible for electing the members of the committees for one-year terms of office.

They must have proven knowledge in the respective areas of work and technical qualification compatible with their duties.

since 2004
Audit
100% of the members are independent
60 meetings held over 36 days

Ensures the integrity of the financial statements; complies with legal and regulatory requirements; and ensures the efficiency of internal controls and risk management since 2011
Compensation
100% of the members are non-executive
5 meetings in the year

Promotes discussions on incentive and compensation models; develops compensation policies for management members and employees; and establishes goals since 2009
Personnel
100% of the members are non-executive
4 meetings in the year

Establishes policies for attracting and retaining talented professionals; proposes guidelines for recruiting and training employees; and presents long-term incentive programs and monitors the culture of meritocracy since 2009
Strategy
100% of the members are non-executive
5 meetings in the year

Proposes budgetary guidelines; provides inputs for decision-making processes; recommends strategic guidelines and investment opportunities; and internationalizes and creates new business areas.

since 2019 NEW
Social Responsibility
4 meetings in the year

Defines strategies to strengthen our social responsibility; monitors the performance and defines the allocation process of the Rouanet Law since 2013
Related Parties
100% of the members are independent
12 meetings in the year

Manages transactions between related parties; and ensures equality and transparency for these transactions since 2009
Risk and Capital Management
100% of the members are non-executive
12 meetings in the year

Supports the Board of Directors; establishes the risk appetite; evaluates the cost of capital x the minimum return expected; allocates capital; oversees risk management and control; improves risk culture and complies with regulatory requirements since 2009
Nomination and Corporate Governance
100% of the members are non-executive
3 meetings in the year

Periodically reviews the criteria for nomination and succession; provides methodological support for the assessment of the Board of Directors and Chief Executive Officer; nominates members of the Board of Directors and Senior Vice Presidents (*Diretores Gerais*); and analyzes potential conflicts of interests

Strategic committees

since 2018
LATAM Strategy Council

Assesses the outlooks for the world economy; adopts internationally accepted trends, codes and standards; and provides guidelines for the Board of Directors to analyze opportunities since 2017
Digital Advisory Board

Proposes technological developments; assesses client's experience; and follows world trends



67

Corporate governance Our Executive Committee The Executive Committee is responsible for implementing the strategy and day-to-day management. Main duties • Implementing the guidelines and goals proposed by the Board of and human resources; Directors;• Monitoring market, credit and operational risks; and • Carrying out business and strategies related to products and segments;• Leading the bank in the search for value creation. • Ensuring the best allocation and management of financial, operational Chief Executive Officer (CEO) Candido Botelho Bracher Ombudsman • Senior Vice Presidents (Diretores Gerais) Executive Vice Presidents Wholesale Retail IT and Operations Risks and Finance Legal and Human Resources Caio Ibrahim David Márcio de Andrade Schettini André Sapoznik Milton Maluhy Filho Claudia Politanski Large and Medium Branches• IT• Risks Legal and Internal ••• Corporates • Cards• Operations• Finance• Human Resources Procurement • Asset Management• Rede•• Corporate Communication Institutional Treasury Real Estate• Institutional and Governmental Relations •• • Private Bank• Insurance• Marketing Sustainability • Custody• Vehicles• • Latin America• Consortia • Investment Banking• Payroll 68Corporate governance Our Executive Committee The Executive Committee is responsible for implementing the strategy and day-to-day management. Main duties • Implementing the guidelines and goals proposed by the Board of and human resources; Directors;• Monitoring market, credit and operational risks; and • Carrying out business and strategies related to products and segments;• Leading the bank in the search for value creation. • Ensuring the best allocation and management of financial, operational Chief Executive Officer (CEO) Candido Botelho Bracher Ombudsman • Senior Vice Presidents (Diretores Gerais) Executive Vice Presidents Wholesale Retail IT and Operations Risks and Finance Legal and Human Resources Caio Ibrahim David Márcio de Andrade Schettini André Sapoznik Milton Maluhy Filho Claudia Politanski Large and Medium Branches• IT• Risks Legal and Internal ••• Corporates • Cards• Operations• Finance• Human Resources Procurement • Asset Management• Rede•• Corporate Communication Institutional Treasury Real Estate• Institutional and Governmental Relations •• • Private Bank• Insurance• Marketing Sustainability • Custody• Vehicles• • Latin America• Consortia • Investment Banking• Payroll 68

Corporate governance

Partners and Associates Program

Aiming at aligning the interests of our officers and employees with those of our shareholders, we maintain a partner and associate' program, focused on management members and employees with outstanding performance.

Long-term incentives

The program offers to participants the opportunity to invest in our non-voting shares (ITUB4), receiving a return also in shares, **sharing short, medium and long-term risks.**


Net variable compensation
ITUB4
The investment must be retained for:
50%
3 year
50%
5 years

Partners and associate receive a return on the investment in the program


70% associates
50% partners
Available for sale
30% associates
50% partners
Available for sale
grant year
year 1
year 2
year 3
year 4
year 5
year 6
year 7
year 8
(delivery of 50%)
(delivery of the remaining 50%)

Shares received will remain unavailable for sale for five and eight-year term as from each investment in shares

Partners

Eight-year term of office
Eligible to successive reappointments
Possibility to invest 50% to 100% of net variable compensation

Associates

Four-year term of office
Eligible to two reappointments (maximum 12-year term)
Possibility to invest 35% to 70% of net variable compensation

The partners program **may also consider other instruments derived from shares**, as opposed to actual shares.

The share price considered at the grant and delivery dates is **calculated on the seventh business day before of each event**, considering the average closing price in the 30 days prior to the calculation.

Any partners and associates shares not yet received will also be **subject to reduction proportional** to a possible reduction in the realized recurring net income of the Issuer or of the applicable business area.

69

Corporate governance

Our shares

Our capital stock is comprised of 9.8 billion common shares (ITUB3) and non-voting shares (ITUB4). Non-voting shares are also traded as depositary receipts (ADR - ITUB) on the NYSE (New York Stock Exchange).

Characteristics of our shares

	ITUB3	ITUB4	ITUB
Stock Exchange	B3 Brasil Bolsa Balcão	B3 Brasil Bolsa Balcão	NYSE
Price[2]	R$22.08	R$23.09	US$4.49
Voting right	✓		
Priority dividends[3]		✓	✓
Additional payout[4]	✓	✓	✓
Tag Along[5]	80%	80%	80%

Appreciation of R$ 100 invested

on the date before the announcement of the merger (10/31/08) to March 31,2020



ITUB4 - with dividend reinvestment
Bank basket with dividend reinvestment[1]
IBOVESPA Index
Dollar
CDI
100
405
327
288
246
196
Oct-08
Oct-10
Oct-12
Oct-14
Oct-16
Oct-18
Mar-20

Source: Economatica

(1) Simple average of the three largest Brazilian banks ex Itaú Unibanco; (2) Closing price as of 03/31/2020, adjusted for earnings except dividends. Source: Economatica. (3) The non-voting shares will have the right to the priority minimum annual dividend (R$0.022 per share). (4) Additional payments may be made in dividends or interest on capital. ADR holders will be paid by the Custodian Bank, which will be responsible for paying the holders in an average time 10 days as from the payment in Brazil. (5) Mechanism for protecting minority shareholders in the event of a change in the Company's shareholding control.

70

Capital and risk management 71Capital and risk management 71

Capital and risk management

Our principles of risk management

The Board of Directors is our main capital management body, responsible for approving our institutional capital management policy and the guidelines involving the institution's level of capitalization.

Capital adequacy

Through our internal capital adequacy assessment process (ICAAP), we evaluate our capital adequacy for addressing risks, represented by our regulatory capital for credit, market and operating risks, and the capital required for covering other risks.

To ensure our solidness and the availability of capital to support the growth or our business, our Reference Equity remains above the minimum levels required by the Central Bank.

We adopt a forward-looking approach when managing our capital, using the following phases:

- identification of the material risks and the evaluation of additional capital
- preparation of the capital plan, in situations of both normality and stress
- internal capital adequacy assessment
- structuring of the capital contingency and recovery plans
- preparation of managerial and regulatory reports

Main indicators ascertained based on the Prudential Conglomerate on base date March 31, 2020

Basel Ratio	Reference Equity	Dividends and IOC in 1Q20	Payout in 2019[1]
13.3%	R$139 billion	R$850 million (net of taxes)	66.2%

(1) Dividends and net interest on own capital / recurring net income

72

Capital and risk management Basel III and Capital structure Our current ratio Basel III requirement 13.3% 1.3% Total Capital (11.5% - 14.0%) Tier II 2.0% 1.7 % Additional Tier I Capital (AT1) 1.5 % Tier I (9.5% - 12.0%) CET 1 (8.0% - 10.5%) 0 – 2.5% Countercyclical² ACP¹ 1.0 % Systemic³ 10.3% 2.5% Conservation 4,5% 4.5% Common Equity Tier I Mar-20 (1) ACP = Additional Principal Capital. (2) Countercyclical ACP: defined by each Central Bank. BACEN and currently set at 0%. (3) Systemic ACP: Requirement required for systemically important banks at domestic (D-SIBs) or global (G-SIBs). For Itaú Unibanco,this requirement is 1.0%. 73Capital and risk management Basel III and Capital structure Our current ratio Basel III requirement 13.3% 1.3% Total Capital (11.5% - 14.0%) Tier II 2.0% 1.7 % Additional Tier I Capital (AT1) 1.5 % Tier I (9.5% - 12.0%) CET 1 (8.0% - 10.5%) 0 – 2.5% Countercyclical² ACP¹ 1.0 % Systemic³ 10.3% 2.5% Conservation 4,5% 4.5% Common Equity Tier I Mar-20 (1) ACP = Additional Principal Capital. (2) Countercyclical ACP: defined by each Central Bank. BACEN and currently set at 0%. (3) Systemic ACP: Requirement required for systemically important banks at domestic (D-SIBs) or global (G-SIBs). For Itaú Unibanco,this requirement is 1.0%. 73

Capital and risk management Payout Practice 2019 Total payout simulation 2019 ROE ROE 23.7% 15.0% 17.5% 20.0% 22.5% 25.0% RWA 9% 65% - 70% 70 - 75% 75 - 80% 80 - 85% 85% - 90% 5.0% RWA 10.0% 40% -45% 45 - 50% 50 - 55% 55 - 60% 60% - 65% The return and growth growth scenario positioned the 15.0% 35% 35% 35 - 40% 40 - 45% 45% - 50% percentage to be The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the distributed in the range minimum set forth in the Bylaws. of 60% to 65% 2019 Payout 2019 R$18.8 billion Dividend yield 66.2% 77.6% is the net amount paid and provisioned in dividends and interest on own 5.5% Dividends and net interest on Dividends and gross interest capital in 2019 own capital / recurring net income on own capital / net income¹ (1) Calculated based on dividends and interest on own capital (IOC) gross of taxes over net income adjusted by the legal revenue reserves. 74Capital and risk management Payout Practice 2019 Total payout simulation 2019 ROE ROE 23.7% 15.0% 17.5% 20.0% 22.5% 25.0% RWA 9% 65% - 70% 70 - 75% 75 - 80% 80 - 85% 85% - 90% 5.0% RWA 10.0% 40% -45% 45 - 50% 50 - 55% 55 - 60% 60% - 65% The return and growth growth scenario positioned the 15.0% 35% 35% 35 - 40% 40 - 45% 45% - 50% percentage to be The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the distributed in the range minimum set forth in the Bylaws. of 60% to 65% 2019 Payout 2019 R$18.8 billion Dividend yield 66.2% 77.6% is the net amount paid and provisioned in dividends and interest on own 5.5% Dividends and net interest on Dividends and gross interest capital in 2019 own capital / recurring net income on own capital / net income¹ (1) Calculated based on dividends and interest on own capital (IOC) gross of taxes over net income adjusted by the legal revenue reserves. 74

Capital and risk management Capital cost management We are continually striving to manage our capital allocation efficiently through an appropriate capital cost. The Board of Directors, then, deliberates on and approves the changes Board of Directors or the ratification of the cost of own capital When the monitoring indicators of the CoE exceed the monitoring range, the committee evaluates the indicators and decides whether to propose a revision of the capital cost to the Board of Directors. Monitoring is based on in-house models, market data and evaluations of the cost of the bank’s capital and that of the market. Risk and Capital The cost of own capital is monitored monthly by a committee that reports to the Board of Directors. Management Committee 75Capital and risk management Capital cost management We are continually striving to manage our capital allocation efficiently through an appropriate capital cost. The Board of Directors, then, deliberates on and approves the changes Board of Directors or the ratification of the cost of own capital When the monitoring indicators of the CoE exceed the monitoring range, the committee evaluates the indicators and decides whether to propose a revision of the capital cost to the Board of Directors. Monitoring is based on in-house models, market data and evaluations of the cost of the bank’s capital and that of the market. Risk and Capital The cost of own capital is monitored monthly by a committee that reports to the Board of Directors. Management Committee 75

Capital and risk management

How are we structured for managing risks?

A classical model with three lines of defense: the business areas bear primary responsibility for risk management, followed by the risks area and, lastly, the audit area subordinated to the Board of Directors


Capital and Risk Management Committee
Pedro Bodin[1]
Monthly monitoring of Risk Appetite
Board of Directors
Pedro Moreira Salles
Roberto Egydio Setubal
Audit Committee
Gustavo Loyola[1]
Discussion of metrics and the outcome of Risk Appetite, as well as the main risk topics
Internal Audit
Paulo Miron
3rd line of defense
Independent review of the activities in which the institution is engaged
Itaú
Itaú Unibanco Holding
Candido Bracher
General Wholesale Office
Caio Ibrahim David
General Retail Office
Marcio Schettini
Risk and Finance Control and Management Department
Milton Maluhy Filho
• Executive Office, Finance and Market Risk
• Investor Relations Office
• Operational Risk and Compliance Executive Office
• Credit Risk, Modeling and AML Office
Legal, Institutional and Personnel Department
Claudia Politanski
Technology and Operations Department
André Sapoznik
1st line of defense
Manages the risks these generate, with responsibility for identifying, assessing, controlling and reporting
2nd line of defense
Ensures that the risks are managed and sustained on the principles of risk management:
• Risk Appetite
• Policies
• Procedures
• Dissemination of the risk culture in the business

(1) Independent director.

76

Capital and risk management Our risk management principles Risk appetite consists of a 4-layer structure: principles of risk management, declaration by the Board of Directors, magnitude of the risk and metrics, and coordinates the set of guidelines on the assumption of risks. The principles of risk management define the fundamentals of risk management and risk appetite based on 6 pillars, providing guidance on how the employees of IUH work and take decisions. Sustainability and customer satisfaction Risk Culture Pricing of risk we want to be the leading bank in sustainable our risk culture extends beyond policies, procedures we operate with and assume business risks we know performance and in customer satisfaction. We strive and processes, strengthens the individual and and understand, avoiding risks we are not familiar to create shared value for our employees, clients, collective responsibility of all employees, so that with or in which there is no competitive advantage, shareholders and society, ensuring the perpetuity of they do the right thing at the right time and in the carefully evaluating the risk-return ratio. our business. correct manner, respecting the ethical way of doing business. Diversification Operational excellence Ethics and respect for regulations we have a low appetite for volatility in our results, we want to be an agile bank with a robust and stable For us, ethics are non-negotiable. We foster a which is why we operate with a diversified base of infrastructure, to provide a high-quality service. proper institutional environment, instructing our clients, products and businesses, striving to employees to cultivate ethics in relationships and diversify the risks to which we are exposed and business and to abide by the rules, thereby prioritizing lower risk business. defending our reputation. 77Capital and risk management Our risk management principles Risk appetite consists of a 4-layer structure: principles of risk management, declaration by the Board of Directors, magnitude of the risk and metrics, and coordinates the set of guidelines on the assumption of risks. The principles of risk management define the fundamentals of risk management and risk appetite based on 6 pillars, providing guidance on how the employees of IUH work and take decisions. Sustainability and customer satisfaction Risk Culture Pricing of risk we want to be the leading bank in sustainable our risk culture extends beyond policies, procedures we operate with and assume business risks we know performance and in customer satisfaction. We strive and processes, strengthens the individual and and understand, avoiding risks we are not familiar to create shared value for our employees, clients, collective responsibility of all employees, so that with or in which there is no competitive advantage, shareholders and society, ensuring the perpetuity of they do the right thing at the right time and in the carefully evaluating the risk-return ratio. our business. correct manner, respecting the ethical way of doing business. Diversification Operational excellence Ethics and respect for regulations we have a low appetite for volatility in our results, we want to be an agile bank with a robust and stable For us, ethics are non-negotiable. We foster a which is why we operate with a diversified base of infrastructure, to provide a high-quality service. proper institutional environment, instructing our clients, products and businesses, striving to employees to cultivate ethics in relationships and diversify the risks to which we are exposed and business and to abide by the rules, thereby prioritizing lower risk business. defending our reputation. 77

Capital and risk management

How do we establish our risk appetite?

Risk appetite defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which our management will strive to maximize the creation of value.

The policy is drawn up and approved by the Board of Directors

Declaration by the BD: "We are a universal bank operating mainly in Latin America. With the support of our risk culture, we operate to strict standards of ethics and regulatory compliance in the search for high-level results and growth with low volatility, through long-standing relationships with our clients, correct pricing of risks, diversified sources of funding and proper use of capital."

It is monitored, discussed and reported on a regular basis to the executive levels, the Board of Directors and the Audit Committee

Where is Risk Appetite inserted?


Risk Appetite
Global Limits
Specific Limits
Competencies and Policies
Board of Directors
Executive Level

5 dimensions that underpin our risk management structure

	Capitalization	Liquidity	Credit, Market and Business	Operational risk	Reputation
	stipulates that we must have enough capital to protect us from a stress event without adjusting our capital structure.	stipulates that our liquidity should weather long periods of stress.	establish concentration limits, foster the diversification of revenues in the search to ensure low volatility in our results and the sustainability of our business.	is centered on controlling operational risk events that could have an adverse impact on our strategy.	deals with risks that could impact our brand value and reputation.
Examples of metrics	▪ Capital ratios in normal and stress situations ▪ ratings on debt issues	▪ LCR ▪ NSFR	▪ greatest credit risks ▪ highest exposures ▪ concentration by sectors, countries and segments ▪ market risk concentration	▪ operational risk events and losses incurred ▪ information technology	▪ suitability indicators ▪ media exposure ▪ follow-up on client complaints ▪ regulatory compliance

78

Capital and risk management Market Risk and Liquidity Management Solid management of liquidity and market risk Average VaR¹ in the quarter Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) 432.7 397.1 375.0 363.7 122.8% 122.2% 210.9% 121.1% 174.1 173.5% 165.5% 117.5% 164.0% 116.8% Mar-17 Mar-18 Mar-19 Mar-20 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 1Q16 1Q17 1Q18 1Q19 1Q20 (1) VAR = Value at Risk. 79Capital and risk management Market Risk and Liquidity Management Solid management of liquidity and market risk Average VaR¹ in the quarter Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) 432.7 397.1 375.0 363.7 122.8% 122.2% 210.9% 121.1% 174.1 173.5% 165.5% 117.5% 164.0% 116.8% Mar-17 Mar-18 Mar-19 Mar-20 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 1Q16 1Q17 1Q18 1Q19 1Q20 (1) VAR = Value at Risk. 79

Capital and risk management

Cybersecurity: security is non-negotiable

In an increasingly digital world, cyber risk management is an essential part of our business.

Protect by design

- Secure development
- Secure infrastructure architecture
- Data observability

100% aligned with requisites of the regulatory bodies

+70% of new processes and controls in the last two years

Process discipline

- 24X7 Operations Center
- Comprehensive prevention processes
- Detection of responses to threats
- Constant blue team x red team exercises
- Frequent and controlled pen testing

100% of the principal security controls tested every six months

Human capital

- Differentiated attraction, training and retention program
- Continuous search for international benchmarking
- Integration with the business

+80% of the team certified in the most important fields of Information Security

(1) Data base Sep-19

80

Capital and risk management Climate risk Alignment with TCFD recommendations – December 2019 Climate risk and its variables comprise the analysis of Implementation Aspect Delivered in 2019 socioenvironmental risk at Itaú Unibanco. This approach status places Itaú in a strategic position to ensure the perpetuity of Defining the target for implementing TCFD by 2022, Governance 73% strengthening and integration of related teams. its business and operations in the face of climate change and the consequent impacts on the economy. Attending and taking a position at global and local forums for the joint development of tools and scenarios; and Strategy 54% considering sectors highly exposed to climate change when defining the bank’s sensitive sectors. We highlight our work related to the strategic pillars of Developing and applying a methodology to analyze the the Task Force on Climate-Related Financial Disclosures Risk management 76% bank’s portfolio’s exposure and sensitivity to climate (TCFD) change, as well as processes to assess climate risks in credit. Setting operation emissions targets with a limit scenario Targets and metrics 78% based on science; enhancing financed emissions; setting The initiative was conceived within the scope of the Financial Stability out indicator panels and adherence to projects. Board (FSB), and proposes recommendations for climate disclosure for the financial and non-financial sectors on the pillars of Governance, Strategy, Including climate change information in financial reports; execution of the Brazilian Business Council for Sustainable Risk Management and Targets and Metrics. Cross-cutting Development (CEBDS) letter on advocacy pricing in Brazil; providing technical training on the topic to internal stakeholders. Consolidated implementation status Dec-19 81Capital and risk management Climate risk Alignment with TCFD recommendations – December 2019 Climate risk and its variables comprise the analysis of Implementation Aspect Delivered in 2019 socioenvironmental risk at Itaú Unibanco. This approach status places Itaú in a strategic position to ensure the perpetuity of Defining the target for implementing TCFD by 2022, Governance 73% strengthening and integration of related teams. its business and operations in the face of climate change and the consequent impacts on the economy. Attending and taking a position at global and local forums for the joint development of tools and scenarios; and Strategy 54% considering sectors highly exposed to climate change when defining the bank’s sensitive sectors. We highlight our work related to the strategic pillars of Developing and applying a methodology to analyze the the Task Force on Climate-Related Financial Disclosures Risk management 76% bank’s portfolio’s exposure and sensitivity to climate (TCFD) change, as well as processes to assess climate risks in credit. Setting operation emissions targets with a limit scenario Targets and metrics 78% based on science; enhancing financed emissions; setting The initiative was conceived within the scope of the Financial Stability out indicator panels and adherence to projects. Board (FSB), and proposes recommendations for climate disclosure for the financial and non-financial sectors on the pillars of Governance, Strategy, Including climate change information in financial reports; execution of the Brazilian Business Council for Sustainable Risk Management and Targets and Metrics. Cross-cutting Development (CEBDS) letter on advocacy pricing in Brazil; providing technical training on the topic to internal stakeholders. Consolidated implementation status Dec-19 81

Capital and risk management

Socioenvironmental risk

The Socioenvironmental Risk Policy contains the criteria for analysis and projects, constitution of real estate guarantees and the inclusion of contractual clauses. To that end, we must take into account:

List of activities excluded

Thus, we have no relationships with clients engaged in practices that infringe the protection of human rights comprising our list of excluded activities, namely:

- Use of hard labor;
- Use of child labor in violation of legislation;
- Exploration of prostitution, including child prostitution.

List of restrictions

Based on the existing risk and internationally recognized market practices, we consider the following sectors as restricted:

- Production and sale of material for war use, firearms and munitions;
- Activities involving the extraction and production of timber/wood/charcoal originating from native forests;
- Fishing;
- Extraction and processing of asbestos;
- Meat plants and slaughterhouses.

Analysis of large companies

To assist in taking decisions and to allow the strategic incorporation of the socioenvironmental issue into the granting of credit, this variable has Always been present in our risk rating model for large companies.

Rural clients

We have a structure that provides farmers with an all-in financial service, ranging from financing to price hedging, with a committed close-at-hand service.

Guarantees

Specific requisites in constituting real estate guarantees.

Project Finance

When formalizing loans and financing, we look at the socioenvironmental risks of the credit modality and the purpose of the financing.

Competency

In accordance with the Socioenvironmental Policy for Credit to Companies, the technical departments assess and classify the socioenvironmental risks according to their potential impact: low, medium and high.

82

Financial highlights 83Financial highlights 83

Financial Highlights 1Q20 In R$ billions Credit Portfolio R$769.2 bn Recurring 7.3 7.2 7.0 6.9 769.2 net income 3.9 706.7 689.0 659.7 647.1 R$3.9 bn Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 1Q19 2Q19 3Q19 4Q19 1Q20 Non-interest 23.7% 23.6% 23.5% 23.5% Expenses Recurring ROE R$12.1 bn 12.8% 12.8% 13.0 12.8 13.5% 12.7 12.1 12.1 13.0% Recurring ROE (%) 12.5% 12.5% 12.5% Average Cost of Capital (%) 1Q19 2Q19 3Q19 4Q19 1Q20 1Q19 2Q19 3Q19 4Q19 1Q20 Espaço reservado para rodapé 84Financial Highlights 1Q20 In R$ billions Credit Portfolio R$769.2 bn Recurring 7.3 7.2 7.0 6.9 769.2 net income 3.9 706.7 689.0 659.7 647.1 R$3.9 bn Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 1Q19 2Q19 3Q19 4Q19 1Q20 Non-interest 23.7% 23.6% 23.5% 23.5% Expenses Recurring ROE R$12.1 bn 12.8% 12.8% 13.0 12.8 13.5% 12.7 12.1 12.1 13.0% Recurring ROE (%) 12.5% 12.5% 12.5% Average Cost of Capital (%) 1Q19 2Q19 3Q19 4Q19 1Q20 1Q19 2Q19 3Q19 4Q19 1Q20 Espaço reservado para rodapé 84

1Q20 Credit portfolio

In R$ billions

	Mar-20	Mar-19	△	Dec-19	△
Individuals	238.1	215.6	10.4%	239.8	-0.7%
Credit card loans	83.8	76.4	9.7%	90.9	-7.8%
Personal loans	37.4	31.1	20.0%	34.6	8.1%
Payroll loans	50.3	48.6	3.4%	49.4	1.8%
Vehicle loans	19.4	16.6	17.3%	19.0	2.3%
Mortgage Loans	47.2	42.9	10.0%	45.9	2.6%
Very Small, Small and Middle Market Loans	104.5	79.2	31.9%	95.3	9.7%
Individuals + SME's Loans	**342.6**	**294.8**	**16.2%**	**335.0**	**2.2%**
Corporate loans	231.1	185.6	24.5%	205.4	12.5%
Credit operations	171.9	147.5	16.5%	148.4	15.8%
Corporate Securities	59.2	38.0	55.7%	56.9	4.0%
Total Brazil	**573.7**	**480.4**	**19.4%**	**540.4**	**6.2%**
Latin America	195.6	166.7	17.3%	166.3	17.6%
Total with Financial Guarantees and Corporate Securities	**769.2**	**647.1**	**18.9%**	**706.7**	**8.9%**
Total (ex-foreign exchange rate variation)	**769.2**	**681.8**	**12.8%**	**749.3**	**2.7%**

Credit origination[1]

1Q20 vs. 1Q19

Individuals	+ 9%
Very Small, Small and Middle Market	+ 22%
Corporate	+ 72%
Total Brazil[2]	**+ 36%**
Private securities issuance[3]	- 26%

Credit balance and deposits



Credit portfolio
Deposits and other funding[4]
691.4
699.5
736.7
760.3
900.2
647.1
659.7
689.0
706.7
769.2
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20

Note: (1) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). (4) Other funding: includes funds from real estate, mortgage, financial, credit and similar Notes, onlending and borrowings and securities obligations abroad.

85

1Q20 Credit portfolio profile

1Q20

Industry concentration
in relation to total credit[2] portfolio

Highest concentration in the credit portfolio

Real Estate	3.7%

Most exposed sectors to the impacts of current crisis

Oil and gas	1.3%
Leisure and tourism	0.9%
Airlines	0.2%

Credit concentration among the largest debtors at a stable level

□ risk (R$ billions)
■ risk/ credit[2] (%)

	risk/credit (%)	risk (R$ billions)
Largest debtor	1.0%	7.0 bn
10 largest debtors	4.9%	34.9 bn
20 largest debtors	7.2%	51.3 bn
50 largest debtors	11.6%	82.5 bn
100 largest debtors	16.0%	113.7 bn

Credit[1] portfolio by segment

Vehicle financing (individuals)	2.5%
Personal loans	4.9%
Mortgages (individuals)	6.1%
Payroll loans	6.5%
Credit cards	10.9%
Very small, small and middle market	13.6%
Latin America	25.4%
Corporate loans	30.0%

The representativeness of the Latin America portfolio, considering our participation in the Latin American subsidiaries, is 12.9%.

Currency exposure of the credit portfolio

All credit exposures are naturally hedged by funding in the same currency.

63%	Real (BRL)
16%	Chilean peso
14%	U.S dollar
4%	Colombian peso
2%	Uruguayan peso
1%	Argentine peso
1%	Paraguayan guarani

1) includes credit, financial guarantees and private securities, (2) includes credit and financial guarantees.

86

1Q20 Expected loss provisioning model

In effect since 2010 and in continuous evolution

Our expected loss provisioning model determines the level of provisions to be made, taking into account:

- current and prospective **macroeconomic scenario**
- **financial conditions** continuous monitoring of customer behavior and internal and external indicators
- **portfolio composition** client segmentation and mix of contracted products

Allocation of total provisions

In R$ billions



34.2
39.7
47.1
13.1
17.4
22.6
9.9
10.8
11.5
11.2
11.5
13.0
Mar-19
Dec-19
Mar-20

	Mar-20 vs. Mar-19
Total	**+ 37.6%**

Expected loss

Potential loss Related to expected loss in retail segment and potential loss in the wholesale segment	**+ 73.4%** R$9.6 bn
Aggravated risk ratings Related to aggravated risk rating of overdue and renegotiated operations	**+ 15.6%** R$1.6 bn
Overdue operations Related to minimum provision required due to overdue operations	+ 15.5% R$1.7 bn

87

1Q20 Cost of credit

Cost of credit

Cost of credit
(in R$ billions)

Cost of credit
in relation to the portfolio
(annualized %)



3.0% 2.9% 3.1% 3.0% 4.4% 4.1% 3.7% 4.2% 3.6% 3.0% 2.7% 2.9% 2.5% 2.4% 2.1% 2.1% 2.4% 2.5% 2.7% 3.3% 5.5%
4.8 4.8 5.1 5.1 7.2 6.3 5.6 6.4 5.3 4.5 4.0 4.3 3.8 3.6 3.3 3.4 3.8 4.0 4.5 5.8 10.1
1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20

Coverage ratio (90 days NPL - %)

Total coverage

Total coverage
(expanded)



199% 187% 212% 206% 210% 215% 204% 222% 231% 243% 246% 245% 236% 248% 235% 221% 208% 208% 208% 229% 239%
95% 90% 100% 97% 102% 104% 104% 104% 104% 101% 100% 100% 96% 95% 92% 90% 88% 87% 86% 97% 102%
Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20

88

Credit quality 1Q20 6.9% 6.8% 6.8% 6.8% 6.7% 6.7% 6.6% 6.6% 6.5% 6.4% 6.1% 6.1% 5.9% 5.7% 5.7% 5.6% 5.6% 5.4% 5.4% 4.9% 4.8% 3.9% 3.6% 3.5% 3.4% 3.4% 3.2% 3.2% 3.2% 3.1% 3.1% 3.0% 3.1% 3.0% 3.0% 3.0% 2.9% 2.9% 2.9% 2.9% 2.8% 2.8% 47.1 39.7 39.1 38.2 38.5 37.4 37.6 37.4 37.3 36.6 36.7 36.2 36.0 36.1 35.5 34.3 34.2 34.5 33.1 30.0 29.8 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Allowance for Loan Losses / Credit Portfolio Allowance for Loan Losses (R$ billions) 90 days NPL (%) 89Credit quality 1Q20 6.9% 6.8% 6.8% 6.8% 6.7% 6.7% 6.6% 6.6% 6.5% 6.4% 6.1% 6.1% 5.9% 5.7% 5.7% 5.6% 5.6% 5.4% 5.4% 4.9% 4.8% 3.9% 3.6% 3.5% 3.4% 3.4% 3.2% 3.2% 3.2% 3.1% 3.1% 3.0% 3.1% 3.0% 3.0% 3.0% 2.9% 2.9% 2.9% 2.9% 2.8% 2.8% 47.1 39.7 39.1 38.2 38.5 37.4 37.6 37.4 37.3 36.6 36.7 36.2 36.0 36.1 35.5 34.3 34.2 34.5 33.1 30.0 29.8 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Allowance for Loan Losses / Credit Portfolio Allowance for Loan Losses (R$ billions) 90 days NPL (%) 89

1Q20 Financial margin with clients

Annualized average rate % - Consolidated



9.9%
9.9%
9.8%
9.8%
10.0%
10.0%
10.0%
10.0%
9.2%
7.4%
7.6%
7.7%
7.6%
7.6%
7.5%
7.4%
6.7%
3.7%
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20

Annualized average rate % - Brazil



12.0%
12.2%
12.1%
11.8%
12.1%
12.2%
12.2%
11.9%
11.1%
9.0%
9.5%
9.6%
9.2%
9.2%
9.2%
9.0%
8.4%
4.1%
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20

Financial Margin with Clients
Risk-adjusted Financial Margin with Clients

Change in financial margin with clients

R$ billion



R$0.8 bn
18.1
(1.6)
16.6
(0.1)
(0.0)
(0.6)
0.2
(0.1)
(0.1)
15.8
1.3
17.0
4Q19
4Q19 Working Capital 1 and Other
4Q19 Spread-Sensitive Operations
Product Mix 2
Asset Spreads 3
Regulatory Change in Overdraft
Average Asset Portfolio 4 and Liabilities Margin
Fewer calendar days
Other 5
1Q20 Spread-Sensitive Operations
1Q20 Working Capital 1 and Other
1Q20

(1) Includes capital allocated to business areas (except treasury), and the corporation working capital. (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Spreads variation of assets with credit risk between periods in Brazil; (4) Considers credit and private securities portfolio net of overdue balance over 60 days in Brazil; (5) Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment.

90

Financial margin with the market 1Q20 In R$ billions 1.5 1.5 1.4 1.4 1.4 1.4 1.3 1.3 1.2 1.7 1.6 1.5 1.3 1.3 1.3 1.2 1.1 1.3 1.1 0.8 1.0 0.7 0.9 0.5 0.9 1.0 0.2 0.4 0.1 0.6 0.5 0.5 0.5 0.4 0.4 0.3 0.3 0.3 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Financial margin with Sale of shares - B3 Financial margin with 1 year moving average of 1 2 the market – Brazil the market– Latin America financial margin with the market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil 91Financial margin with the market 1Q20 In R$ billions 1.5 1.5 1.4 1.4 1.4 1.4 1.3 1.3 1.2 1.7 1.6 1.5 1.3 1.3 1.3 1.2 1.1 1.3 1.1 0.8 1.0 0.7 0.9 0.5 0.9 1.0 0.2 0.4 0.1 0.6 0.5 0.5 0.5 0.4 0.4 0.3 0.3 0.3 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Financial margin with Sale of shares - B3 Financial margin with 1 year moving average of 1 2 the market – Brazil the market– Latin America financial margin with the market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil 91

1Q20 Commissions, fees and result from insurance operations

In R$ billions

	1Q20	1Q19	△	4Q19	△
Credit and debit cards	3.0	3.3	-7.8%	3.4	-10.2%
Card issuance	2.3	2.2	5.2%	2.5	-7.1%
Acquiring	0.7	1.1	-33.4%	0.9	-18.9%
Current account services	2.0	1.8	6.2%	2.0	-1.0%
Asset management[1]	1.5	1.1	40.2%	1.8	-15.0%
Advisory services and brokerage	0.9	0.4	148.1%	1.1	-18.9%
Credit operations and guarantees provided	0.6	0.6	4.0%	0.6	1.2%
Collection Services	0.5	0.5	-1.0%	0.5	-5.4%
Other	0.3	0.3	19.3%	0.3	14.3%
Latin America (ex-Brazil)	0.7	0.7	-2.0%	0.7	-2.3%
Commissions and fees	**9,5**	**8,6**	**10,4%**	**10,4**	**-8,1%**
Result from insurance operations	1,0	0,9	6,2%	1,0	-1,1%
Result from pension plan and capitalization	0,6	0,7	-16,9%	0,7	-20,5%
Result from insurance operations[2]	**1,6**	**1,6**	**-3,4%**	**1,7**	**-9,0%**
Commissions, fees and result from insurance	**11.1**	**10.2**	**8.2%**	**12.1**	**-8.2%**

Investment banking league tables

From January 2019 to March 2020.

	Position
M&A (Brazil)[3]	1st
M&A (LatAm)[3]	1st
ECM (Brazil)[3]	1st
ECM (LatAm)[3]	1st
Local DCM[4]	1st

Cards transaction volumes

In R$ millions

	Change	1Q19	1Q20
Issuance	∧ 8.3%	120	130
Acquiring Services	∧ 7.8%	113	122

(1) Includes fund management fees and consórcio management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; ; (3) Source Dealogic; (4) ANBIMA (Brazilian Financial and Capital Markets Association).

92

1Q20 Non-interest expenses

Key principles of our **Strategic Cost Management**

weekly reported to the Executive Committee

- Automation and digitalization
- Optimization of service channels
- Consolidation, reorganization and redesign of operations
- Focus in technology

+ 640 employees
hired by the technology area in the last 12 months.

Zup acquisition
800 employees

+ development capacity
We have increased our capacity in technology in 54% between 2016 and 2019.

In R$ billions

	1Q20	1Q19	△	4Q19	△
Personnel Expenses	(5.2)	(5.3)	-2.3%	(5.7)	-8.5%
Administrative Expenses	(4.0)	(4.1)	-2.1%	(4.3)	-5.5%
Other [1]	(1.3)	(1.2)	10.9%	(1.4)	-6.5%
Latin America (ex-Brazil) [2]	(1.6)	(1.6)	-1.0%	(1.7)	-8.8%
Non-interest expenses	**(12.1)**	**(12.1)**	**-0.8%**	**(13.0)**	**-7.3%**

Non-interest expenses growing at a slower pace than **inflation**



Non-interest expenses growth year over year
Inflation (12-month IPCA)
4.6%
3.4%
2.9%
4.3%
3.3%
4.1%
3.3%
1.2%
1.7%
-0.8%
1Q19
2Q19
3Q19
4Q19
1Q20

(1) Includes operating expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS); (2) Does not consider overhead allocation.

93

Capital 1Q20 March 2020 14.4% 1.3% 12.0% 1.7% 13.2% 10.3% Dec-19 Additional Net income SecuritiesTaxcreditRWA Mar-20 Foreign Additional Tier I Capital dividends and dividends mark to exchange Tier I Tier I Capital 1 and interest market variation in the Capital on capital - AT1 2019 (1) Additional Tier 1 issued in February 2020. 94Capital 1Q20 March 2020 14.4% 1.3% 12.0% 1.7% 13.2% 10.3% Dec-19 Additional Net income SecuritiesTaxcreditRWA Mar-20 Foreign Additional Tier I Capital dividends and dividends mark to exchange Tier I Tier I Capital 1 and interest market variation in the Capital on capital - AT1 2019 (1) Additional Tier 1 issued in February 2020. 94

Perspectives 2020 The 2020 forecast Capital and liquidity should remain at appropriate levels considering our internal stress test scenarios. previously disclosed is now suspended due to the lack The main factors that will drive the credit portfolio growth in the short and medium terms will of predictability of the be the greater participation of the corporate banking portfolio, lower demand from individuals extent and depth of the and relatively high volume of renegotiations. COVID-19 crisis and its social and economic Financial margin with clients growing around to the credit portfolio growth. impacts. Commissions, fees and results from insurance will remain under pressure due to lower economic activity and absent capital markets. The cost of credit and balance of loan loss provision, according to the expected loss provisioning model, will be adjusted whenever there are substantial changes in the macroeconomic scenario and in the financial situation of the clients. We maintain our commitment to nominally reduce non-interest expenses, reflecting a diligent and strategic cost management, the investments made in technology, the impact of lower economic activity in our variable costs and the benefits of the new model of remote work and service. Note: The perspectives presented on this slide should not be taken as a formal financial performance forecast for the year 2020. 95Perspectives 2020 The 2020 forecast Capital and liquidity should remain at appropriate levels considering our internal stress test scenarios. previously disclosed is now suspended due to the lack The main factors that will drive the credit portfolio growth in the short and medium terms will of predictability of the be the greater participation of the corporate banking portfolio, lower demand from individuals extent and depth of the and relatively high volume of renegotiations. COVID-19 crisis and its social and economic Financial margin with clients growing around to the credit portfolio growth. impacts. Commissions, fees and results from insurance will remain under pressure due to lower economic activity and absent capital markets. The cost of credit and balance of loan loss provision, according to the expected loss provisioning model, will be adjusted whenever there are substantial changes in the macroeconomic scenario and in the financial situation of the clients. We maintain our commitment to nominally reduce non-interest expenses, reflecting a diligent and strategic cost management, the investments made in technology, the impact of lower economic activity in our variable costs and the benefits of the new model of remote work and service. Note: The perspectives presented on this slide should not be taken as a formal financial performance forecast for the year 2020. 95

Additional information 96Additional information 96

Corporate profile Additional information 97Corporate profile Additional information 97

Additional Information A History of Successful Strategic Deals¹ Acquisition of the remaining 50% of: Uruguay Retail - Brazil NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a minority interest in: 1924 Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2020 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. 98Additional Information A History of Successful Strategic Deals¹ Acquisition of the remaining 50% of: Uruguay Retail - Brazil NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a minority interest in: 1924 Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2020 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. 98

Capital and risk management Additional information 99Capital and risk management Additional information 99

Additional Information

Capital Ratios (BIS) | Prudential Conglomerate [1]

In R$ millions, end of period	1Q20	4Q19
Core Capital	**107,668**	**117,328**
Tier I (Core Capital + Additional Capital)	**124,980**	**128,696**
Referential Equity (Tier I and Tier II)	**139,218**	**140,596**
Total Risk-weighted Exposure (RWA)	**1,043,517**	**891,300**
Credit Risk-weighted Assets (RWA_{CPAD})	917,107	784,730
Operational Risk-weighted Assets (RWA_{OPAD})	92,476	81,568
Market Risk-weighted Assets (RWA_{MINT})	33,934	25,002
Core Capital Ratio	**10.3%**	**13.2%**
Tier I Ratio	**12.0%**	**14.4%**
BIS (Referential Equity / Total Risk-weighted Exposure)	**13.3%**	**15.8%**

(1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

100

Additional Information

Ratings

FitchRatings

Viability	Support	International				National	
		Local Currency		Foreign Currency			
		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
bb	4	BB	B	BB	B	AAA (bra)	F1+ (bra)

Moody's

International				National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) B1	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard & Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB-	B	BB-	B	brAAA	brA-1+

101

Financial Highlights Additional information 102Financial Highlights Additional information 102

Additional Information

Our response to the Covid-19 crisis

Our role in this crisis must be proportional to our relevance in society.

We are the largest bank in Latin America. We are a key part of the fight against Covid-19 and its social and economic effects.

We have been tirelessly seeking solutions to help society get through this. We are focusing our efforts in making sure we can keep operating normally under exceptional circumstances whilst searching for the best solutions to support our clients. All at the same time, we take care of our most important asset: **our employees**.

We are committed to maintaining
job security
with the suspension of terminations without cause for an indeterminate period of time.

We advanced the payment of the
13th salary
in April, to all our employees.

We managed to deploy
95% of our employees
from central administration, call centers and digital branches to work from home remotely.

We are working on
digital channels
availability at historical high and doubled account openings through our app in the last weeks.

We intensified internal and external
communication
achieving record satisfaction levels (e-NPS:92)[1].

We donated
~R$ 1.3 bn
for the creation of
Todos pela Saúde
and other initiatives to fight the crisis.

(1) Research carried out between the 7th to the 23rd of April.

103

Additional Information

Results

In R$ billions

	1Q20	1Q19	△	4Q19	△
Operating revenues	**29.2**	**28.2**	**3.5%**	**31.8**	**-8.3%**
Managerial financial margin	17.8	17.7	0.8%	19.4	-8.4%
Financial margin with clients	17.0	16.4	3.8%	18.1	-6.0%
Financial margin with the market	0.8	1.2	-38.9%	1.3	-41.8%
Commissions and fees	9.5	8.6	10.4%	10.4	-8.1%
Revenues from insurance	1.9	1.9	-1.6%	2.0	-7.4%
Cost of credit	**(10.1)**	**(3.8)**	**165.2%**	**(5.8)**	**73.6%**
Provision from loan losses	(10.4)	(4.2)	147.2%	(6.1)	69.2%
Impairment	(0.1)	(0.0)	197.7%	(0.2)	-61.5%
Discounts granted	(0.3)	(0.3)	-13.7%	(0.4)	-29.8%
Recovery of loans written off as losses	0.7	0.7	-10.1%	0.9	-29.4%
Retained claims	**(0.3)**	**(0.3)**	**10.1%**	**(0.3)**	**-0.2%**
Other operating expenses	**(13.8)**	**(13.8)**	**-0.6%**	**(15.0)**	**-8.2%**
Non-interest expenses	(12.1)	(12.1)	-0.8%	(13.0)	-7.3%
Tax expenses and other	(1.7)	(1.7)	0.2%	(2.0)	-13.5%
Income before tax and minority interests	**5.0**	**10.3**	**-50.9%**	**10.7**	**-53.0%**
Income tax and social contribution	**(1.0)**	**(3.2)**	**-69.4%**	**(3.4)**	**-71.2%**
Minority interests in subsidiaries	**(0.2)**	**(0.2)**	**-23.7%**	**(0.0)**	**283.5%**
Recurring net income	**3.9**	**6.9**	**-43.1%**	**7.3**	**-46.4%**

104

Additional Information 15 to 90 days NPL ratio Consolidated % (15-90 days) 3. 6% 3.3% 3.3% 3.2% 2.9% 3.0% 3.1% 2. 6% 3.1% 3.0% 2.9% 2.8% 2.5% 2.3% 2. 8% Brazil¹ 2.5% 3.2% 2.6% 2.5% 2.6% 2.5% 3.2% 2.3% 2.4% 3.1% 2.9% Latin America² 2.8% 2.7% 2.8% 2.7% 2.6% 2.7% 2.7% 2.5% 2.6% 2.7% 2. 7% 2.4% 2. 7% 2.6% 2.5% 2.4% Total 2.3% 2.3% 2.3% 2.3% 2. 4% 2.1% 1.5% 2.1% 2.4% 2.3% 2. 2% 1.8% Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Brazil % (15-90 days) 4.2% 4.2% 4.2% 4.0% 3.9% 3.7% 3.6% 3.5% 3.5% 3.5% 3.5% 3.4% 3.4% 3.3% 3.2% 3.2% 3.1% 4.0% 2.9% Individuals 3.9% 3.5% 3.6% 3.5% 2.3% 2.2% 2.4% 3.3% SMEs 1.9% 1.7% 1.7% 2.7% 2.9% 1.6% 1.6% 1.6% 1.4% 2.4% Corporate 2.1% 1.9% 1.7% 1.6% 1.5% 1.5% 1.2% 1.0% 1.0% 1.0% 0.9% 0.9% 0.8% 0.7% 0.7% 0.7% 0.6% Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Note: Total and Latin America 15 to 90 days NPL ratios prior to Jun -16 do not include CorpBanca; (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 105Additional Information 15 to 90 days NPL ratio Consolidated % (15-90 days) 3. 6% 3.3% 3.3% 3.2% 2.9% 3.0% 3.1% 2. 6% 3.1% 3.0% 2.9% 2.8% 2.5% 2.3% 2. 8% Brazil¹ 2.5% 3.2% 2.6% 2.5% 2.6% 2.5% 3.2% 2.3% 2.4% 3.1% 2.9% Latin America² 2.8% 2.7% 2.8% 2.7% 2.6% 2.7% 2.7% 2.5% 2.6% 2.7% 2. 7% 2.4% 2. 7% 2.6% 2.5% 2.4% Total 2.3% 2.3% 2.3% 2.3% 2. 4% 2.1% 1.5% 2.1% 2.4% 2.3% 2. 2% 1.8% Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Brazil % (15-90 days) 4.2% 4.2% 4.2% 4.0% 3.9% 3.7% 3.6% 3.5% 3.5% 3.5% 3.5% 3.4% 3.4% 3.3% 3.2% 3.2% 3.1% 4.0% 2.9% Individuals 3.9% 3.5% 3.6% 3.5% 2.3% 2.2% 2.4% 3.3% SMEs 1.9% 1.7% 1.7% 2.7% 2.9% 1.6% 1.6% 1.6% 1.4% 2.4% Corporate 2.1% 1.9% 1.7% 1.6% 1.5% 1.5% 1.2% 1.0% 1.0% 1.0% 0.9% 0.9% 0.8% 0.7% 0.7% 0.7% 0.6% Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Note: Total and Latin America 15 to 90 days NPL ratios prior to Jun -16 do not include CorpBanca; (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 105

Additional Information

Segments – Income Statement Pro Forma 1Q20

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**19,705**	**7,592**	**1,909**	**29,206**
Managerial Financial Margin	11,632	4,489	1,684	17,805
Financial Margin with Clients	11,632	4,489	924	17,045
Financial Margin with the Market	-	-	760	760
Commissions and Fees	6,301	3,047	166	9,514
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,772	57	58	1,887
Cost of Credit	**(6,919)**	**(3,168)**	**0**	**(10,087)**
Provision for Loan Losses	(7,149)	(3,249)	0	(10,398)
Impairment	-	(89)	-	(89)
Discounts Granted	(255)	(11)	-	(266)
Recovery of Loans Written Off as Losses	485	181	-	666
Retained Claims	**(326)**	**(3)**	**-**	**(329)**
Other Operating Expenses	**(10,101)**	**(3,613)**	**(38)**	**(13,752)**
Non-interest Expenses	(8,782)	(3,255)	(19)	(12,056)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,315)	(357)	(19)	(1,691)
Insurance Selling Expenses	(4)	(0)	(0)	(5)
Income before Tax and Minority Interests	**2,359**	**808**	**1,871**	**5,038**
Income Tax and Social Contribution	**(547)**	**7**	**(436)**	**(975)**
Minority Interests in Subsidiaries	**(53)**	**(89)**	**(9)**	**(151)**
Recurring Net Income	**1,760**	**726**	**1,425**	**3,912**
Recurring Return on Average Allocated Capital	15.9%	5.6%	21.7%	12.8%
Efficiency Ratio (ER)	48.6%	45.0%	1.0%	44.4%

106

Additional Information

Income Statement | Operating Revenues Perspective

In R$ millions	1Q20	4Q19	Δ	1Q19	Δ
Operating Revenues	**29,206**	**31,833**	**-8.3%**	**28,208**	**3.5%**
Managerial Financial Margin	17,805	19,439	-8.4%	17,668	0.8%
Financial Margin with Clients	17,045	18,132	-6.0%	16,424	3.8%
Financial Margin with the Market	760	1,307	-41.8%	1,244	-38.9%
Commissions and Fees	9,514	10,356	-8.1%	8,622	10.4%
Revenues from Insurance[1]	1,887	2,038	-7.4%	1,918	-1.6%
Cost of Credit	**(10,087)**	**(5,811)**	**73.6%**	**(3,804)**	**165.2%**
Provision for Loan Losses	(10,398)	(6,145)	69.2%	(4,206)	147.2%
Impairment	(89)	(230)	-61.5%	(30)	197.7%
Discounts Granted	(266)	(379)	-29.8%	(308)	-13.7%
Recovery of Loans Written Off as Losses	666	943	-29.4%	741	-10.1%
Retained Claims	**(329)**	**(330)**	**-0.2%**	**(299)**	**10.1%**
Other Operating Expenses	**(13,752)**	**(14,972)**	**-8.2%**	**(13,842)**	**-0.6%**
Non-interest Expenses	(12,056)	(13,011)	-7.3%	(12,150)	-0.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,691)	(1,959)	-13.7%	(1,680)	0.6%
Insurance Selling Expenses	(5)	(2)	112.1%	(12)	-59.1%
Income before Tax and Minority Interests	**5,038**	**10,719**	**-53.0%**	**10,263**	**-50.9%**
Income Tax and Social Contribution	**(975)**	**(3,384)**	**-71.2%**	**(3,188)**	**-69.4%**
Minority Interests in Subsidiaries	**(151)**	**(39)**	**283.5%**	**(198)**	**-23.7%**
Recurring Net Income	**3,912**	**7,296**	**-46.4%**	**6,877**	**-43.1%**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

107

Additional Information

Results – Brazil and Latin America

In R$ millions	1Q20 Consolidated	1Q20 Brazil [1]	1Q20 Latin America (ex-Brazil)	4Q19 Consolidated	4Q19 Brazil [1]	4Q19 Latin America (ex-Brazil)	Δ Consolidated	Δ Brazil [1]	Δ Latin America (ex-Brazil)
Operating Revenues	**29,206**	**26,411**	**2,795**	**31,833**	**28,701**	**3,132**	**-8.3%**	**-8.0%**	**-10.7%**
Managerial Financial Margin	17,805	15,727	2,078	19,439	17,073	2,365	-8.4%	-7.9%	-12.2%
Financial Margin with Clients	17,045	15,340	1,705	18,132	16,333	1,799	-6.0%	-6.1%	-5.2%
Financial Margin with the Market	760	387	373	1,307	740	567	-41.8%	-47.7%	-34.2%
Commissions and Fees	9,514	8,797	717	10,356	9,622	734	-8.1%	-8.6%	-2.3%
Revenues from Insurance [2]	1,887	1,887	-	2,038	2,006	32	-7.4%	-6.0%	-100.0%
Cost of Credit	**(10,087)**	**(9,357)**	**(730)**	**(5,811)**	**(4,624)**	**(1,187)**	**73.6%**	**102.4%**	**-38.5%**
Provision for Loan Losses	(10,398)	(9,590)	(808)	(6,145)	(4,893)	(1,252)	69.2%	96.0%	-35.5%
Impairment	(89)	(89)	-	(230)	(230)	-	-61.5%	-61.5%	-
Discounts Granted	(266)	(261)	(5)	(379)	(344)	(35)	-29.8%	-24.0%	-86.1%
Recovery of Loans Written Off as Losses	666	583	83	943	843	100	-29.4%	-30.9%	-17.3%
Retained Claims	**(329)**	**(329)**	**-**	**(330)**	**(316)**	**(15)**	**-0.2%**	**4.4%**	**-100.0%**
Other Operating Expenses	**(13,752)**	**(12,193)**	**(1,559)**	**(14,972)**	**(13,134)**	**(1,838)**	**-8.2%**	**-7.2%**	**-15.2%**
Non-interest Expenses	(12,056)	(10,438)	(1,618)	(13,011)	(11,208)	(1,803)	-7.3%	-6.9%	-10.3%
Tax Expenses and Other [3]	(1,696)	(1,755)	59	(1,961)	(1,926)	(36)	-13.5%	-8.9%	-264.5%
Income before Tax and Minority Interests	**5,038**	**4,531**	**507**	**10,719**	**10,628**	**92**	**-53.0%**	**-57.4%**	**452.1%**
Income Tax and Social Contribution	**(975)**	**(844)**	**(132)**	**(3,384)**	**(3,546)**	**161**	**-71.2%**	**-76.2%**	**-181.6%**
Minority Interests in Subsidiaries	**(151)**	**(62)**	**(89)**	**(39)**	**(63)**	**23**	**283.5%**	**-1.1%**	**-484.3%**
Recurring Net Income	**3,912**	**3,626**	**286**	**7,296**	**7,019**	**276**	**-46.4%**	**-48.3%**	**3.5%**

(1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency.

108

Additional Information Business Model st st 1 Quarter 2020 1 Quarter 2019Δ Insurance Excess Insurance Excess Insurance Excess Insurance Excess Insurance Excess Insurance Excess Con Co so n li s d oat lidated ed CreCredit dit Tra Td radin ing g Con Co so n lis d o at lidated ed Cred Credit it Trad Tradin ing g ConCo sol n id so at lidated ed Cred Credit it Tradi Tradin ng g & services capital & services capital & services capital & Services Capital & Services Capital & Services Capital Operating Revenues 16 .3 0.1 12.6 0.2 14.6 0.4 1 2.8 0.4 1.7 (0.3) (0.2) (0.2) 29.2 28 .2 1.0 Managerial Financial Margin 13.2 0. 1 4.3 0.2 11.6 0 .4 5.2 0.4 1.6 (0.3) (1.0) (0.2) 17.8 17.7 0.1 Commissions and Fees 3.0 0.0 6.5 - 2.9 0.0 5.7 - 0. 1 (0.0) 0.8 - 9.5 8.6 0.9 Revenues from Insurance ¹ - - 1.9 - - - 1.9 - - - (0.0) - 1.9 1.9 (0.0) Cost of Credit (10.1) - - - (3.8) - - - (6.3) - - - (10.1) (3.8) (6.3) Retained Claims - - (0.3) - - - (0.3) - - - (0.0) - (0.3) (0.3) (0.0) Non-Interested Expenses and (6 .9) (0.1) (6.9) (0.0) (7.0) (0.1) (6.9) (0.0) 0.0 0.1 0 .0 0.0 (13.9) (14.0) 0.1 Other Expenses ² Recurring Net Income 0.0 (0.0) 3.7 0.1 2.7 0.1 3.7 0.3 (2.6) (0.2) 0 .0 (0.2) 3.9 6.9 (3.0) Average Regulatory Capital 128.0 72 .5 1.6 48.3 5.6 124.0 63.1 1.5 38.4 21.0 4.0 9.4 0.1 9.8 (15.4) Value Creation (2.2) (0.1) 2.3 (0.0) 0.6 0.1 2.5 (0.3) (2.8) (0.2) (0.1) 0.3 0.1 2.9 (2.8) Recurring ROE 0.2% -3.2% 31.0% 10.5% 17.0% 39.0% 38.5% 6.6% -16.8 p.p. -42.3 p.p. -7.5 p.p. 4.0 p.p. 12.8% 23.6% -10.8 p.p. (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 109Additional Information Business Model st st 1 Quarter 2020 1 Quarter 2019Δ Insurance Excess Insurance Excess Insurance Excess Insurance Excess Insurance Excess Insurance Excess Con Co so n li s d oat lidated ed CreCredit dit Tra Td radin ing g Con Co so n lis d o at lidated ed Cred Credit it Trad Tradin ing g ConCo sol n id so at lidated ed Cred Credit it Tradi Tradin ng g & services capital & services capital & services capital & Services Capital & Services Capital & Services Capital Operating Revenues 16 .3 0.1 12.6 0.2 14.6 0.4 1 2.8 0.4 1.7 (0.3) (0.2) (0.2) 29.2 28 .2 1.0 Managerial Financial Margin 13.2 0. 1 4.3 0.2 11.6 0 .4 5.2 0.4 1.6 (0.3) (1.0) (0.2) 17.8 17.7 0.1 Commissions and Fees 3.0 0.0 6.5 - 2.9 0.0 5.7 - 0. 1 (0.0) 0.8 - 9.5 8.6 0.9 Revenues from Insurance ¹ - - 1.9 - - - 1.9 - - - (0.0) - 1.9 1.9 (0.0) Cost of Credit (10.1) - - - (3.8) - - - (6.3) - - - (10.1) (3.8) (6.3) Retained Claims - - (0.3) - - - (0.3) - - - (0.0) - (0.3) (0.3) (0.0) Non-Interested Expenses and (6 .9) (0.1) (6.9) (0.0) (7.0) (0.1) (6.9) (0.0) 0.0 0.1 0 .0 0.0 (13.9) (14.0) 0.1 Other Expenses ² Recurring Net Income 0.0 (0.0) 3.7 0.1 2.7 0.1 3.7 0.3 (2.6) (0.2) 0 .0 (0.2) 3.9 6.9 (3.0) Average Regulatory Capital 128.0 72 .5 1.6 48.3 5.6 124.0 63.1 1.5 38.4 21.0 4.0 9.4 0.1 9.8 (15.4) Value Creation (2.2) (0.1) 2.3 (0.0) 0.6 0.1 2.5 (0.3) (2.8) (0.2) (0.1) 0.3 0.1 2.9 (2.8) Recurring ROE 0.2% -3.2% 31.0% 10.5% 17.0% 39.0% 38.5% 6.6% -16.8 p.p. -42.3 p.p. -7.5 p.p. 4.0 p.p. 12.8% 23.6% -10.8 p.p. (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 109

Additional Information

Credit Portfolio by Product

In R$ billions, end of period	1Q20	4Q19	Δ	1Q19	Δ
Individuals - Brazil [1]	**237,0**	**239,0**	**-0,8%**	**214,7**	**10,4%**
Credit Card	83,8	90,9	-7,8%	76,4	9,7%
Personal Loans	36,2	33,7	7,5%	30,1	20,2%
Payroll Loans [2]	50,3	49,4	1,8%	48,6	3,4%
Vehicles	19,4	19,0	2,3%	16,6	17,3%
Mortgage Loans	47,2	45,9	2,6%	42,9	10,0%
Rural Loans	0,1	0,1	-9,4%	0,1	-27,5%
Companies - Brazil [1]	**221,2**	**190,4**	**16,2%**	**173,6**	**27,5%**
Working Capital [3]	120,6	108,2	11,5%	95,8	25,9%
BNDES/Onlending	9,8	10,6	-7,9%	14,9	-34,6%
Export / Import Financing	67,3	48,6	38,4%	42,3	58,9%
Vehicles	9,9	9,1	8,8%	5,1	95,7%
Mortgage Loans	4,6	4,3	5,2%	5,7	-19,9%
Rural Loans	9,1	9,5	-4,1%	9,8	-6,7%
Latin America [4]	**181,5**	**153,7**	**18,1%**	**155,4**	**16,8%**
Total without Financial Guarantees Provided	**639,7**	**583,0**	**9,7%**	**543,7**	**17,7%**
Financial Guarantees Provided	70,3	66,7	5,4%	65,4	7,5%
Total with Financial Guarantees Provided	**710,0**	**649,7**	**9,3%**	**609,0**	**16,6%**
Corporate Securities [5]	59,2	56,9	4,0%	38,0	55,7%
Total Risk	**769,2**	**706,7**	**8,9%**	**647,1**	**18,9%**

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Includes Debentures, CRI and Commercial Paper.

110

Additional Information Credit Portfolio by Currency ¹ R$ billion Mar-2 0 284.8 425.2 710.0 De c -19 232.8 417.0 649.7 Se p- 1 9 240.0 401.7 641.7 Ju n - 1 9 228.3 389.3 617.6 Mar-1 9 224.5 384.5 609.0 De c -18 219.5 379.1 598.6 Se p- 1 8 233.4 366.7 600.1 Ju n - 1 8 223.5 365.1 588.6 Mar-1 8 197.9 368.4 566.4 Foreign Currency Local Currency (1) Total with financial guarantees provided. 111Additional Information Credit Portfolio by Currency ¹ R$ billion Mar-2 0 284.8 425.2 710.0 De c -19 232.8 417.0 649.7 Se p- 1 9 240.0 401.7 641.7 Ju n - 1 9 228.3 389.3 617.6 Mar-1 9 224.5 384.5 609.0 De c -18 219.5 379.1 598.6 Se p- 1 8 233.4 366.7 600.1 Ju n - 1 8 223.5 365.1 588.6 Mar-1 8 197.9 368.4 566.4 Foreign Currency Local Currency (1) Total with financial guarantees provided. 111

Additional Information

Credit[1] Origination and Private Securities Issuance | Brazil

Base 100 = 1Q17


Total Credit² – Brazil
36%
11%
100
117
142
174
193
1Q17
1Q18
1Q19
4Q19
1Q20


Credit² - Individuals
9%
0.1%
100
131
159
172
173
1Q17
1Q18
1Q19
4Q19
1Q20


Credit² – Very Small, Small and Middle Market
22%
-7%
100
125
160
211
196
1Q17
1Q18
1Q19
4Q19
1Q20


Credit² – Corporate
72%
34%
100
104
119
153
205
1Q17
1Q18
1Q19
4Q19
1Q20

Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

112

Additional Information Credit Portfolio Breakdown , Companies Credit Portfolio by Business Sector¹ ² Credit Concentration ¹ R$ billion Mar-20 In R$ billions, end of period 1Q20 4Q19 Δ Loan, lease and other Loan, lease, other credit operations Public Sector 5.0 3.8 30.8% credit operations and securities of companies and Private Sector 396.4 344.3 15.1% financial institutions 25.9 23.0 12.9% Real Estate 23.8 20.7 14.7% Transportation Risk % of Total Risk % of Total 23.3 20.8 12.1% Food and beverage Largest Debtor 7.0 1.0 10.3 1 .2 Agribusiness and fertilizers 22.8 18.8 21.6% 10 largest debtors 34.9 4.9 61.3 7.0 19.1 15.6 22.5% Vehicles and auto parts 20 largest debtors 51.3 7.2 95.9 10.9 16.7 16.2 3.3% Energy and water treatment 50 largest debtors 8 2.5 11.6 155.8 17.8 16.4 14.3 14.9% Banks and other financial 14.0 11.7 19.4% Petrochemical and chemical 100 largest debtors 113.7 1 6.0 207.5 23.6 11.9 10.9 9.9% Infrastructure work 11 .5 9.8 16.9% Steel and metallurgy 1% 4% Mining 10.1 8.8 15.4% 9.6 9.2 4.8% Telecommunications 7% 9.6 8.5 12.5% Pharmaceutical and 11% 9.2 6.8 33.9% Oil and gas 38% Electronic and IT 8.3 7.4 12.3% 7.6 6.5 15.9% 10% Capital Assets 7.5 6.2 19.8% Construction Material 11% Entertainment and tourism 6.6 5.8 13.4% 17% 4.8 4.2 13.6% Sugar and Alcohol 49.5 4 2.8 15.8% Services - Other Other Industry and Extractivism 25.6 23.1 10.9% Commerce - Other Real Estate and Construction Consumer Goods Industry - Other 12.7 9.4 35.4% Vehicles and Transportation Agriculture and Related 49.8 43.9 13.7% Other Banks and other financial institutions Public Sector Total 401.3 348.1 15.3% (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. 113Additional Information Credit Portfolio Breakdown , Companies Credit Portfolio by Business Sector¹ ² Credit Concentration ¹ R$ billion Mar-20 In R$ billions, end of period 1Q20 4Q19 Δ Loan, lease and other Loan, lease, other credit operations Public Sector 5.0 3.8 30.8% credit operations and securities of companies and Private Sector 396.4 344.3 15.1% financial institutions 25.9 23.0 12.9% Real Estate 23.8 20.7 14.7% Transportation Risk % of Total Risk % of Total 23.3 20.8 12.1% Food and beverage Largest Debtor 7.0 1.0 10.3 1 .2 Agribusiness and fertilizers 22.8 18.8 21.6% 10 largest debtors 34.9 4.9 61.3 7.0 19.1 15.6 22.5% Vehicles and auto parts 20 largest debtors 51.3 7.2 95.9 10.9 16.7 16.2 3.3% Energy and water treatment 50 largest debtors 8 2.5 11.6 155.8 17.8 16.4 14.3 14.9% Banks and other financial 14.0 11.7 19.4% Petrochemical and chemical 100 largest debtors 113.7 1 6.0 207.5 23.6 11.9 10.9 9.9% Infrastructure work 11 .5 9.8 16.9% Steel and metallurgy 1% 4% Mining 10.1 8.8 15.4% 9.6 9.2 4.8% Telecommunications 7% 9.6 8.5 12.5% Pharmaceutical and 11% 9.2 6.8 33.9% Oil and gas 38% Electronic and IT 8.3 7.4 12.3% 7.6 6.5 15.9% 10% Capital Assets 7.5 6.2 19.8% Construction Material 11% Entertainment and tourism 6.6 5.8 13.4% 17% 4.8 4.2 13.6% Sugar and Alcohol 49.5 4 2.8 15.8% Services - Other Other Industry and Extractivism 25.6 23.1 10.9% Commerce - Other Real Estate and Construction Consumer Goods Industry - Other 12.7 9.4 35.4% Vehicles and Transportation Agriculture and Related 49.8 43.9 13.7% Other Banks and other financial institutions Public Sector Total 401.3 348.1 15.3% (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. 113

Additional Information Credit Portfolio by Vintage¹ R$ billion Profile of credit portfolio by origination period: • Older vintages with higher spreads are losing relevance compared to the most recent ones. • 62.4% of total origination was created in the past 12 months. 544 583 640 32.7% 33.8% 36.2% 4.7% 3.8% 4.6% 5.4% 7.3% 7.2% 8.8% 8.3% 8.0% 11.4% 12.0% 10.8% 37.0% 34.8% 33.2% 1Q 19 4Q 19 1Q 20 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. 114Additional Information Credit Portfolio by Vintage¹ R$ billion Profile of credit portfolio by origination period: • Older vintages with higher spreads are losing relevance compared to the most recent ones. • 62.4% of total origination was created in the past 12 months. 544 583 640 32.7% 33.8% 36.2% 4.7% 3.8% 4.6% 5.4% 7.3% 7.2% 8.8% 8.3% 8.0% 11.4% 12.0% 10.8% 37.0% 34.8% 33.2% 1Q 19 4Q 19 1Q 20 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. 114

Additional Information Loan Portfolio Mix Change ¹ (%) R$ billion Consolidated Mar-20 19.0 15.6 3.0 13.1 5.7 7.4 7.9 28.4 Mar-20 26.6 21.7 4.2 18.3 7.9 10.3 11.0 Mar-19 25.3 19.4 4.3 19.7 7.8 11.0 12.5 2 Brazil Mar-18 28.2 18.1 4.0 18.3 7.4 11.3 12.6 Mar-17 32.7 16.3 4.2 15.9 7.3 10.9 12.7 Mar-16 35.3 16.4 4.8 14.4 7.5 9.3 12.3 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. 115Additional Information Loan Portfolio Mix Change ¹ (%) R$ billion Consolidated Mar-20 19.0 15.6 3.0 13.1 5.7 7.4 7.9 28.4 Mar-20 26.6 21.7 4.2 18.3 7.9 10.3 11.0 Mar-19 25.3 19.4 4.3 19.7 7.8 11.0 12.5 2 Brazil Mar-18 28.2 18.1 4.0 18.3 7.4 11.3 12.6 Mar-17 32.7 16.3 4.2 15.9 7.3 10.9 12.7 Mar-16 35.3 16.4 4.8 14.4 7.5 9.3 12.3 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. 115

Additional Information

Provision for Loan Losses and Cost of Credit

Provision for Loan Losses by Segment

R$ million


5.8% 5.0% 5.0% 4.7% 4.5% 4.1% 3.6% 3.7% 3.3% 3.4% 3.0% 2.9% 3.1% 3.2% 3.5% 4.2% 6.8%
7,824 6,337 6,169 5,823 5,392 4,948 4,282 4,483 4,111 4,271 3,904 3,796 4,206 4,407 4,922 6,145 10,398
772 396 412 757 432 598 514 701 554 621 514 423 489 568 638 1,252 808
2,728 1,546 1,825 1,070 1,410 619 532 248 393 168 -298 -354 -304 -371 -177 412 2,441
4,323 4,395 3,932 3,996 3,550 3,732 3,236 3,534 3,165 3,482 3,688 3,726 4,021 4,210 4,461 4,481 7,149
1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil
Provision for Loan Losses / Loan Portfolio (*) - Annualized

(*) Average balance of the loan portfolio, considering the last two quarters.

Cost of Credit

(Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)

RR$ million


4.4% 4.1% 3.7% 4.2% 3.6% 3.0% 2.7% 2.9% 2.5% 2.4% 2.1% 2.1% 2.4% 2.5% 2.7% 3.3% 5.5%
7,211 6,335 5,582 6,352 5,281 4,474 3,990 4,257 3,788 3,601 3,263 3,415 3,804 4,044 4,495 5,811 10,087
1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20
Cost of Credit
Cost of Credit / Total Risk (*) - Annualized

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Note: Includes the consolidation of Citibank as of 4Q17.

116

Additional Information

Allowance for Loan Losses by Risk– Consolidated

R$ million

Allocation of Total Allowance by Type of Risk - Consolidated



Mar-20
12,978
11,471
22,634
47,083
Dec-19
11,523
10,828
17,396
39,747
Mar-19
11,233
9,920
13,053
34,206
Overdue operations according to the Brazilian Central Bank
11,233
1,314
1,836
8,083
11,523
1,419
524
9,579
12,978
1,915
790
10,272
Mar-19
Dec-19
Mar-20
Provisão < 100%
887
341
35%
3,255
Provisão = 100%
1,029
449
65%
7,017
Renegotiations and overdue loans
9,920
1,294
3,700
4,926
10,828
1,504
3,576
5,748
11,471
1,611
3,588
6,273
Mar-19
Dec-19
Mar-20
Renegociado
962
3,406
79%
4,690
Em atraso
648
181
21%
1,583
Potential Loss
13,053
2,158
4,233
6,661
17,396
3,999
3,859
9,538
22,634
5,222
5,962
11,450
Mar-19
Dec-19
Mar-20

[1] Includes units abroad ex-Latin America.[2] Excludes Brazil.

Retail - Brazil [1] ■ Wholesale - Brazil [1] ■ Latin America [2]

117

Additional Information Non Performing Loans Ratios 90-day NPL Ratio| Consolidated (%) 15 to 90-day NPL Ratio | Consolidated - % 4.4 4.2 4.2 3.7 3.7 3.7 3.5 3.5 3.1 3.4 3.3 3.5 3.4 3.3 2.9 3.0 2.7 2.7 2.6 2.6 2.5 2.5 2.3 2.3 3.5 3.4 3.4 3.1 3.1 3.2 3.1 3.1 2.7 3.0 3.0 2.6 2.9 2.9 2.9 2.6 2.3 2.5 2.5 2.4 2.5 2.7 2.3 2.3 2.3 2.4 2.4 2.4 2.3 2.0 1.8 2.2 1.9 1.6 1.5 1.4 1.4 1.4 1.4 1.3 1.2 1.1 Mar-16 Dec-16 Mar-17 Dec-17 Mar-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Mar-16 De c-16 Mar-17 De c-17 Mar-18 De c-18 Mar-19 Jun -19 Se p-19 De c-19 Mar-2 0 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 90-day NPL Ratio | Brazil ¹ (%) 15 to 90-day NPL Ratio | Brazil ¹ - % 6.0 5.6 5.3 5.1 4.8 4.9 4.7 4.5 4.6 4.4 4.4 4.2 5.5 4.0 5.3 3.5 3.5 5.1 3.4 3.4 3.6 3.3 3.2 3.1 2.9 3.0 4.4 4.1 2.7 3.9 2.4 3.5 2.3 2.3 2.4 2.3 2.3 3.3 1.9 1.6 1.6 1.7 1.6 1.4 2.7 2.1 1.9 1.6 1.8 1.8 1.5 1.5 1.6 1.8 1.4 1.1 0.8 1.2 1.2 0.7 1.0 0.9 0.7 0.7 0.6 0.5 Mar-16 Dec-16 Mar-17 Dec-17 Mar-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Mar-16 De c-16 Mar-17 De c-17 Mar-18 De c-18 Mar-19 Ju n-19 Se p-19 De c-19 Mar -2 0 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. 118Additional Information Non Performing Loans Ratios 90-day NPL Ratio| Consolidated (%) 15 to 90-day NPL Ratio | Consolidated - % 4.4 4.2 4.2 3.7 3.7 3.7 3.5 3.5 3.1 3.4 3.3 3.5 3.4 3.3 2.9 3.0 2.7 2.7 2.6 2.6 2.5 2.5 2.3 2.3 3.5 3.4 3.4 3.1 3.1 3.2 3.1 3.1 2.7 3.0 3.0 2.6 2.9 2.9 2.9 2.6 2.3 2.5 2.5 2.4 2.5 2.7 2.3 2.3 2.3 2.4 2.4 2.4 2.3 2.0 1.8 2.2 1.9 1.6 1.5 1.4 1.4 1.4 1.4 1.3 1.2 1.1 Mar-16 Dec-16 Mar-17 Dec-17 Mar-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Mar-16 De c-16 Mar-17 De c-17 Mar-18 De c-18 Mar-19 Jun -19 Se p-19 De c-19 Mar-2 0 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 90-day NPL Ratio | Brazil ¹ (%) 15 to 90-day NPL Ratio | Brazil ¹ - % 6.0 5.6 5.3 5.1 4.8 4.9 4.7 4.5 4.6 4.4 4.4 4.2 5.5 4.0 5.3 3.5 3.5 5.1 3.4 3.4 3.6 3.3 3.2 3.1 2.9 3.0 4.4 4.1 2.7 3.9 2.4 3.5 2.3 2.3 2.4 2.3 2.3 3.3 1.9 1.6 1.6 1.7 1.6 1.4 2.7 2.1 1.9 1.6 1.8 1.8 1.5 1.5 1.6 1.8 1.4 1.1 0.8 1.2 1.2 0.7 1.0 0.9 0.7 0.7 0.6 0.5 Mar-16 Dec-16 Mar-17 Dec-17 Mar-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Mar-16 De c-16 Mar-17 De c-17 Mar-18 De c-18 Mar-19 Ju n-19 Se p-19 De c-19 Mar -2 0 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. 118

Additional Information NPL Creation R$ billion 7.3 5.3 5.1 5.0 5.0 5.0 4.7 4.4 3.8 4.9 4.4 4.3 3.9 3.6 3.5 3.5 3.5 3.2 1.2 1.2 1.1 1.0 1.1 0.7 0.9 0.5 0.4 1.1 0.1 0.7 -0.5 0.4 0.4 0.4 0.3 -0.3 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil 119Additional Information NPL Creation R$ billion 7.3 5.3 5.1 5.0 5.0 5.0 4.7 4.4 3.8 4.9 4.4 4.3 3.9 3.6 3.5 3.5 3.5 3.2 1.2 1.2 1.1 1.0 1.1 0.7 0.9 0.5 0.4 1.1 0.1 0.7 -0.5 0.4 0.4 0.4 0.3 -0.3 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil 119

Additional Information

Provision for Loan Losses and NPL Creation by Segment


Retail Banking - Brazil
R$ billion
99%
100%
104%
108%
113%
108%
104%
102%
145%
3.2 3.2
3.5 3.5
3.7 3.5
3.7 3.5
4.0 3.6
4.2 3.9
4.5 4.3
4.5 4.4
7.1 4.9
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20
Wholesale Banking - Brazil
R$ billion
34%
-66%
-29%
-53%
-26%
-87%
-119%
-89%
215%
0.4 1.1
0.2 -0.3
-0.3 1.0
-0.4 0.7
-0.3 1.2
-0.4 0.4
-0.2 0.1
0.4 -0.5
2.4 1.1
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20
Latin America ex-Brazil
R$ billion
79%
114%
130%
133%
136%
138%
75%
115%
66%
0.6 0.7
0.6 0.5
0.5 0.4
0.4 0.3
0.5 0.4
0.6 0.4
0.6 0.9
1.3 1.1
0.8 1.2
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20
Total
R$ billion
82%
113%
79%
85%
83%
93%
93%
122%
143%
4.1 5.0
4.3 3.8
3.9 5.0
3.8 4.4
4.2 5.1
4.4 4.7
4.9 5.3
6.1 5.0
10.4 7.3
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20
Provision for Loan Losses
NPL Creation
Provision for Loan Losses / NPL Creation

120

Additional Information Insurance, Pension Plan and Premium Bonds In R$ millions 1Q20 4Q19 1Q19 Δ Δ Earned Premiums 1,082 1,124 -3.8% 1,052 2.8% Revenues from Pension Plan 64 35 82.1% 57 12.7% Revenues from Premium Bonds 107 104 3.6% 102 4.9% Managerial Financial Margin (34) 90 - 93 - Commissions and Fees 549 553 -0.7% 490 12.1% Earnings of Affiliates 117 132 -11.2% 123 -4.7% Revenues from Insurance, Pension Plan and Premium Bonds 1,887 2,038 -7.4% 1,918 -1.6% Retained Claims (329) (330) -0.2% (299) 10.1% Insurance Selling Expenses (5) (2) 112.1% (12) -59.1% Result from Insurance, Pension Plan and Premium Bonds 1,553 1,706 -9.0% 1,607 -3.4% Recurring Net Income 612 656 -6.8% 661 -7.4% Result from Insurance, Pension Plan and Premium Bonds R$ million 1,706 1,675 1,645 1,602 1,607 1,590 1,575 1,553 1,521 5.9% 5.9% 5.8% 5.7% 5.6% 5.5% 5.4% 5.4% 5.3% 1Q 1 8 2 Q 18 3 Q 18 4Q 18 1Q 19 2Q 1 9 3Q 19 4 Q 19 1Q 20 Result from Insurance, Pension Plan and Premium Bonds Operations Result/Operating Revenues 1 (1) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. 121Additional Information Insurance, Pension Plan and Premium Bonds In R$ millions 1Q20 4Q19 1Q19 Δ Δ Earned Premiums 1,082 1,124 -3.8% 1,052 2.8% Revenues from Pension Plan 64 35 82.1% 57 12.7% Revenues from Premium Bonds 107 104 3.6% 102 4.9% Managerial Financial Margin (34) 90 - 93 - Commissions and Fees 549 553 -0.7% 490 12.1% Earnings of Affiliates 117 132 -11.2% 123 -4.7% Revenues from Insurance, Pension Plan and Premium Bonds 1,887 2,038 -7.4% 1,918 -1.6% Retained Claims (329) (330) -0.2% (299) 10.1% Insurance Selling Expenses (5) (2) 112.1% (12) -59.1% Result from Insurance, Pension Plan and Premium Bonds 1,553 1,706 -9.0% 1,607 -3.4% Recurring Net Income 612 656 -6.8% 661 -7.4% Result from Insurance, Pension Plan and Premium Bonds R$ million 1,706 1,675 1,645 1,602 1,607 1,590 1,575 1,553 1,521 5.9% 5.9% 5.8% 5.7% 5.6% 5.5% 5.4% 5.4% 5.3% 1Q 1 8 2 Q 18 3 Q 18 4Q 18 1Q 19 2Q 1 9 3Q 19 4 Q 19 1Q 20 Result from Insurance, Pension Plan and Premium Bonds Operations Result/Operating Revenues 1 (1) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. 121

Additional Information

Balance Sheet – Assets and Liabilities

R$ million

Assets	1Q20	4Q19	Δ	1Q19	Δ
Current and Long-term Assets	**1,944,900**	**1,702,123**	**14.3%**	**1,617,065**	**20.3%**
Cash and Cash Equivalents	71,881	62,152	15.7%	72,739	-1.2%
Short-term Interbank Investments	282,565	200,577	40.9%	242,035	16.7%
Securities and Derivative Financial Instruments	605,987	545,286	11.1%	464,081	30.6%
Interbank and Interbranch Accounts	107,733	135,499	-20.5%	133,331	-19.2%
Loan, Lease and Other Loan Operations	639,699	583,017	9.7%	543,654	17.7%
(Allowance for Loan Losses)	(46,240)	(38,888)	18.9%	(33,048)	39.9%
Other Assets	283,276	214,480	32.1%	194,274	45.8%
Permanent Assets	**37,598**	**36,590**	**2.8%**	**34,359**	**9.4%**
Total Assets	**1,982,498**	**1,738,713**	**14.0%**	**1,651,425**	**20.0%**

Liabilities	1Q20	4Q19	Δ	1Q19	Δ
Current and Long-Term Liabilities	**1,843,947**	**1,593,167**	**15.7%**	**1,516,436**	**21.6%**
Deposits	606,749	507,060	19.7%	461,487	31.5%
Deposits Received under Securities Repurchase Agreements	313,540	269,838	16.2%	328,028	-4.4%
Fund from Acceptances and Issue of Securities	154,146	143,569	7.4%	117,040	31.7%
Interbank and Interbranch Accounts	52,075	54,180	-3.9%	50,807	2.5%
Borrowings and Onlendings	94,909	76,393	24.2%	69,630	36.3%
Derivative Financial Instruments	87,909	47,815	83.9%	27,599	218.5%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	214,565	220,666	-2.8%	207,308	3.5%
Other Liabilities	320,054	273,647	17.0%	254,537	25.7%
Deferred Income	**3,286**	**2,698**	**21.8%**	**2,667**	**23.2%**
Minority Interest in Subsidiaries	**11,641**	**10,861**	**7.2%**	**12,498**	**-6.9%**
Stockholders' Equity	**123,624**	**131,987**	**-6.3%**	**119,824**	**3.2%**
Total Liabilities and Equity	**1,982,498**	**1,738,713**	**14.0%**	**1,651,425**	**20.0%**

122

Additional Information

Funding

- **Loan Portfolio mainly funded by domestic client funding**
- **Diversified** funding base

In R$ millions, end of period	1Q20	4Q19	Δ	1Q19	Δ
Funding from Clients (A)	**700,779**	**608,990**	**15.1%**	**546,757**	**28.2%**
Demand Deposits	101,711	82,306	23.6%	74,757	36.1%
Savings Deposits	149,600	144,558	3.5%	136,613	9.5%
Time Deposits	350,704	277,166	26.5%	248,049	41.4%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	4,166	5,258	-20.8%	15,336	-72.8%
Funds from Bills[1] and Structured Operations Certificates	94,598	99,703	-5.1%	72,002	31.4%
Other Funding (B)	**199,400**	**151,331**	**31.8%**	**144,643**	**37.9%**
Onlending	10,648	11,648	-8.6%	15,855	-32.8%
Borrowings	84,261	64,745	30.1%	53,775	56.7%
Securities Obligations Abroad	59,548	43,866	35.8%	45,038	32.2%
Other[2]	44,943	31,073	44.6%	29,975	49.9%
Portfolio Managed and Investment Funds (C)	**1,302,887**	**1,387,457**	**-6.1%**	**1,158,642**	**12.4%**
Total (A) + (B) + (C)	**2,203,065**	**2,147,779**	**2.6%**	**1,850,042**	**19.1%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI).

123

Additional Information

Funding

Ratio between Loan Portfolio and Funding


91.7%
94.6%
91.8%
96.3%
96.0%
96.9%
93.3%
91.9%
81.2%
74.5%
77.8%
76.1%
77.4%
78.6%
79.0%
78.2%
76.7%
71.1%
R$ billion
665 540 495
667 548 519
697 578 531
688 553 532
691 566 544
699 571 553
737 618 576
760 635 583
900 788 640
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Funding from Clients and Other Funding
Funding from Clients and Other Funding net of reserve required by Brazilian Central Bank
Loan Portfolio
Loan Portfolio / Funding from Clients and Other Funding net of reserve required by Brazilian Central Bank
Loan Portfolio / Funding from Clients and Other Funding

% Funding (Maturity Breakdown)


In days
181-365
31-180
Over to 365
9.0%
8.7%
36.3%
46.0%
0-30

124

1Q20 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 CDP NYSE BM &FBOVE SP A1Q20 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED NÍVEL 1 CDP NYSE BM &FBOVE SP A

Attachment 02 (portuguese only) Attachment 02 (portuguese only)

Teleconferência com a Imprensa Resultados 1T20 05/05/2020 Milton Maluhy Filho Vice-Presidente Executivo, CFO e CRO 1 Itaú Unibanco Holding S.A.Teleconferência com a Imprensa Resultados 1T20 05/05/2020 Milton Maluhy Filho Vice-Presidente Executivo, CFO e CRO 1 Itaú Unibanco Holding S.A.

Destaques

Nossa resposta à crise de Covid-19

Nosso papel nesta crise deve ser proporcional à nossa relevância na sociedade.

Somos o maior banco da América Latina. Somos parte fundamental do enfrentamento à Covid-19 e seus efeitos sociais e econômicos.

Buscamos, diariamente, soluções para ajudar a sociedade a passar por esse momento. Direcionamos nossos esforços em manter o funcionamento normal das nossas operações em condições anormais e buscar as melhores soluções para atender os nossos clientes, sem nunca nos esquecermos de cuidar do nosso maior ativo: **nossos colaboradores.**

vamos
manter empregos
com a suspensão de desligamentos sem justa causa por tempo indeterminado.

Antecipamos o
13º salário
para os nossos colaboradores, em abril.

Colocamos **95%**
dos colaboradores da administração central, centrais de atendimento e agências digitais em home-office.

Estamos trabalhando nos
canais digitais
disponibilidade no máximo histórico e o dobro de aberturas de contas pelo App nas últimas semanas.

Intensificamos a
comunicação
interna e externa, atingindo índice de satisfação recorde (e-NPS: 92)[1].

Doamos
~R$ 1,3 bi
para o **Todos pela saúde** e outras iniciativas de combate à crise e acolhimento.

(1) Pesquisa realizada entre os dias 7 a 23 de abril.

2

Varejo | Suporte aos clientes durante a crise

Plano de Saúde Financeira, um pacote de soluções financeiras abrangente para ajudar nossos clientes

Novas condições para contratação e reparcelamento de contratos em dia

~850 mil
contratos já foram repactuados

produtos para pessoas físicas: empréstimo pessoal, cheque especial, crédito imobiliário, cartão de crédito Itaucard e financiamento de veículos produtos para empresas: capital de giro e financiamento de veículos e máquinas (CDC)

novas condições

	pessoas físicas	empresas
carência	até 120 dias	até 180 dias
prazo	até 6 anos	até 5 anos

Outras iniciativas

para pessoas físicas

Prorrogações e isenções:

- tarifas de conta corrente e cartões de crédito
- em programas de benefícios
- benefícios para profissionais da saúde em conta corrente, cartões de crédito e desconto no seguro residencial para empresas

- **crédito emergencial** para financiar a folha de pagamento de pequenas e médias empresas
- **capital de giro** BNDEs para pequenas e médias empresas
- **maquininhas adicionais** sem aluguel (60 dias) e manutenção de **melhores taxas**
- **prorrogação de isenções e manutenção de descontos** em tarifas de conta corrente
- rede: parceria para o **repasse antecipado** a bares e restaurantes

3

Atacado | Suporte aos clientes durante a crise

Itaú BBA
Asset Management
Investment Banking
Wealth Management Services

América Latina

Políticas e iniciativas comerciais alinhadas as que vêm sendo praticadas no Brasil, considerando as particularidades locais.

Iniciativas de crédito e liquidez para ajudar nossos clientes

Até 90 dias
de carência para créditos parcelados no *Middle Market*

Prorrogação
de operações com vencimento nos próximos meses

Aumento de 2x
na concessão de crédito para clientes corporativos

Desembolso de ~R$2 bilhões
para aquisição de ativos financeiros de clientes institucionais


Intensa comunicação com nossos clientes

Lives diárias nas redes sociais
com especialistas e gestores de fundos.

- **~2,2 milhões** de visualizações
- **~8,5 mil** comentários
- **~30,1 mil** novos seguidores

Podcasts
com gestores externos sobre cenários e impactos nos investimentos.

Visão de Líderes
lives diárias com as principais lideranças do país

4

Destaques financeiros 1T20 Em R$ bilhões Carteira de crédito R$ 769,2 bi 7,3 Lucro líquido 7,2 7,0 6,9 769,2 recorrente 3,9 706,7 689,0 659,7 647,1 R$ 3,9 bi mar/19 jun/19 set/19 dez/19 mar/20 1T19 2T19 3T19 4T19 1T20 Despesas 23,7% 23,6% 23,5% 23,5% não decorrentes de juros ROE recorrente 12,8% R$ 12,1 bi 12,8% 13,0 12,8 13,5% 12,7 12,1 12,1 13,0% ROE recorrente (%) 12,5% 12,5% 12,5% Custo de capital médio (%) 1T19 2T19 3T19 4T19 1T20 1T19 2T19 3T19 4T19 1T20 Espaço reservado para rodapé 5Destaques financeiros 1T20 Em R$ bilhões Carteira de crédito R$ 769,2 bi 7,3 Lucro líquido 7,2 7,0 6,9 769,2 recorrente 3,9 706,7 689,0 659,7 647,1 R$ 3,9 bi mar/19 jun/19 set/19 dez/19 mar/20 1T19 2T19 3T19 4T19 1T20 Despesas 23,7% 23,6% 23,5% 23,5% não decorrentes de juros ROE recorrente 12,8% R$ 12,1 bi 12,8% 13,0 12,8 13,5% 12,7 12,1 12,1 13,0% ROE recorrente (%) 12,5% 12,5% 12,5% Custo de capital médio (%) 1T19 2T19 3T19 4T19 1T20 1T19 2T19 3T19 4T19 1T20 Espaço reservado para rodapé 5

1T20 Modelo de provisionamento por perda esperada

Adotado desde 2010 e em constante aprimoramento

Nosso modelo de perda esperada determina o tamanho das provisões que precisam ser feitas, levando-se em consideração

- **cenário macroeconômico** atual e prospectivo.
- **condições financeiras** através do monitoramento contínuo de comportamento dos clientes e indicadores internos e externos.
- **composição da carteira** segmentação dos clientes e mix de produtos contratados.

Alocação da provisão total

Em R$ bilhões


34,2
39,7
47,1
13,1
17,4
22,6
9,9
10,8
11,5
11,2
11,5
13,0
Mar/19
Dez/19
Mar/20

Mar/20 vs. Mar/19

Total **+ 37,6%**

Perda Esperada

Perda Potencial **+ 73,4%** R$ 9,6 bi
Relacionada à perda esperada em Varejo e perdas potenciais do Atacado.

Ratings agravados **+ 15,6%** R$ 1,6 bi
Relacionada a agravamento da classificação de risco de operações em atraso e de operações renegociadas.

Atraso **+ 15,5%** R$ 1,7 bi
Relacionado ao provisionamento mínimo requerido em função do atraso.

6

1T20 Qualidade do crédito



4.8%
4.9%
5.6%
5.7%
6.4%
6.7%
6.9%
6.7%
6.8%
6.8%
6.8%
6.6%
6.5%
6.1%
5.9%
5.7%
5.6%
5.4%
5.4%
6.1%
6.6%
2.8%
3.0%
3.0%
3.2%
3.5%
3.6%
3.9%
3.4%
3.4%
3.2%
3.2%
3.1%
3.1%
2.8%
2.9%
2.9%
3.0%
2.9%
2.9%
3.0%
3.1%
30.0
29.8
36.2
36.0
38.2
38.5
39.1
37.4
37.6
37.4
36.6
37.3
36.7
36.1
35.5
34.3
34.2
33.1
34.5
39.7
47.1
mar/15
jun/15
set/15
dez/15
mar/16
jun/16
set/16
dez/16
mar/17
jun/17
set/17
dez/17
mar/18
jun/18
set/18
dez/18
mar/19
jun/19
set/19
dez/19
mar/20
Saldo de PDD / Carteira de crédito
Saldo de PDD (em R$ Bilhões)
NPL 90 dias (%)

7

Cenário macroeconômico 2020 Diferentes cenários de recuperação do PIB brasileiro no 3º trimestre 25% 50% 75% 100% -3,9% 08/05 -8,9% -3,3% -2,6% -1,9% Projeção para o -4,1% 15/05 -3,5% -9,6% -2,8% -2,1% PIB -4,4% 22/05 -3,8% -10,3% -3,1% -2,4% do Brasil 1º semestre -4,6% 29/05 -4,0% -11,0% -3,3% -2,6% 05/06 -4,9% -4,3% -11,7% -3,6% -2,9% 12/06 -5,1% -4,5% -12,4% -3,8% -3,1% 30/06 -5,7% -13,1% -5,1% -4,4% -3,7% 31/07* -6,9% -6,3% -13,1% -5,6% -4,9% * Se a quarentena terminar apenas ao final de julho, a contração no primeiro semestre será igual 30/06, pois julho já pertence ao segundo semestre. Além disso, para esta linha, lê-se % de recuperação no 3T como % de recuperação nos dois últimos meses do 3T. 8 Fim da quarentenaCenário macroeconômico 2020 Diferentes cenários de recuperação do PIB brasileiro no 3º trimestre 25% 50% 75% 100% -3,9% 08/05 -8,9% -3,3% -2,6% -1,9% Projeção para o -4,1% 15/05 -3,5% -9,6% -2,8% -2,1% PIB -4,4% 22/05 -3,8% -10,3% -3,1% -2,4% do Brasil 1º semestre -4,6% 29/05 -4,0% -11,0% -3,3% -2,6% 05/06 -4,9% -4,3% -11,7% -3,6% -2,9% 12/06 -5,1% -4,5% -12,4% -3,8% -3,1% 30/06 -5,7% -13,1% -5,1% -4,4% -3,7% 31/07* -6,9% -6,3% -13,1% -5,6% -4,9% * Se a quarentena terminar apenas ao final de julho, a contração no primeiro semestre será igual 30/06, pois julho já pertence ao segundo semestre. Além disso, para esta linha, lê-se % de recuperação no 3T como % de recuperação nos dois últimos meses do 3T. 8 Fim da quarentena

2020 Perspectivas

Em função da baixa visibilidade sobre a extensão e profundidade dos efeitos da crise atual trazida pela pandemia de COVID-19 nas atividades econômicas e social, as projeções para o ano de 2020, anteriormente divulgadas, estão suspensas.

1. Níveis de **liquidez e capitalização** adequados aos nossos cenários de *stress test*.
2. Os principais fatores que influenciarão o crescimento da **carteira de crédito** no curto e médio prazos serão a maior participação do segmento de grandes empresas, menor demanda de pessoas físicas e relativamente alto volume de renegociações.
3. Crescimento da **margem financeira com clientes** em torno do crescimento da carteira de crédito.
4. As **receitas de serviços e seguros** seguirão pressionadas em função da menor atividade econômica e da indisponibilidade do mercado de capitais.
5. O **custo do crédito e o estoque de provisões**, seguindo o modelo de perda esperada, será ajustado sempre que houver alterações substanciais no cenário macroeconômico e nas variáveis financeiras dos clientes.
6. Mantemos nosso compromisso de redução nominal nas **despesas não decorrentes de juros**, refletindo a gestão diligente e estratégica de custos, os investimentos feitos em tecnologia, o reflexo da menor atividade econômica em nossos custos variáveis e benefícios do novo modelo de trabalho e atendimento remotos.

Nota: As perspectivas apresentadas neste slide não devem ser entendidas como projeção formal de performance financeira para o ano de 2020.

9

Teleconferência com a Imprensa Resultados 1T20 05/05/2020 Milton Maluhy Filho Vice-Presidente Executivo, CFO e CRO 10 Itaú Unibanco Holding S.A.Teleconferência com a Imprensa Resultados 1T20 05/05/2020 Milton Maluhy Filho Vice-Presidente Executivo, CFO e CRO 10 Itaú Unibanco Holding S.A.

Attachment 03 Attachment 03

Itaú Unibanco's loan portfolio grows 18.9% in the first quarter of 2020

Bank maintained interest rates unchanged for individuals, very small and small companies during the crisis

São Paulo, May 4, 2020 - Itaú Unibanco reported a recurring net income of R$ 3.9 billion in the first quarter of 2020, a decline of 43.1% compared with the same period in 2019, with a return on net equity of 12.8%. Among the factors that explain this result is the increase in provisioning following the deterioration in the economic scenario due to the covid-19 pandemic. In addition, the increase in social contribution on net income (CSLL), lower interest rates and the regulatory changes in new overdraft rates also affected profits.

In turn, the total adjusted loan portfolio[1], posted an increase of 18.9% in 12 months to reach R$ 769.2 billion in March 2020, driven by the loan portfolio for large companies, which have rushed to enhance their liquidity amid the Covid-19 pandemic. With the crisis deepening in Brazil in March, credit origination for the wholesale segment grew twice when compared to the previous month.

In R$ million (except where indicated)	1Q20	1Q19	%	4Q19	%
Recurring Net Income	3,912	6,877	-43.1%	7,296	-46.4%
Annual Average ROE	12.8%	23.6%	-10.8 p.p	23.7%	-10.9 p.p
Total Adjusted Loan Portfolio[1]	769,216	647,061	18.9%	706,664	8.9%
Non-performing Loan Ratio (90 days) - Total	3.1%	3.0%	10bps	3.0%	10bps

"All our efforts are directed to supporting our clients during the crisis and the following period of recovery. It is thus critical that we maintain a strong balance sheet and for this reason, we have increased our level of provisioning."

Candido Bracher
CEO of Itaú Unibanco

In a move to strengthen its reserves, the bank posted a 147.2% increase in provision for loan losses (PDD) in relation to the first quarter 2019, amounting to R$ 10.4 billion.

The 90-day non-performing loan ratio reached 3.1%, up 10 basis points in relation to the first quarter 2019. This increase reflects a change in the credit portfolio mix.

From January to March 2020, commissions, fees and result from insurance[2] increased 8.2% year-on-year, boosted by investment banking, brokerage services and asset management.

> *"The provisions set aside by Itaú Unibanco in the first quarter of the year reflect a significant worsening of the economic scenario for Brazil and the world with the onset of the covid-19 outbreak. It is the bank's tradition to be cautious at times such as these that we are experiencing today. Given the uncertainty as to the effective impact on the health of the economy, we have decided to suspend forecasts for fiscal year 2020."*
>
> **Milton Maluhy**
> Executive Vice President, CFO and CRO of

Non-interest expenses were R$ 12.1 billion in the first quarter 2020, a reduction of 0.8% in relation to the same quarter in 2019, due to lower personnel and administrative expenses, as well as reflecting our strategic management of costs. The efficiency ratio improved 270 bps over the preceding 12 months, reflecting increased productivity through constant investments in technology.

Support for the clients – In its ongoing journey to support clients and to offset the effects of the crisis on their respective businesses, since the measure was announced until April 28, Itaú Unibanco had renegotiated approximately 850 thousand loan contracts for Individuals and SMEs. On April 22, the bank also announced the Financial Health Plan, which is a comprehensive package of financial solutions for individuals account holders and small and medium companies aimed at providing a breathing space for clients at this time and adopting a more structural approach to debt, then ensuring sustainable conditions over time, by adjusting grace periods, terms, interest rates and guarantees. It is expected that this new package of solutions will benefit up to 20 million personal account holders and more than a million small and medium corporate customers of the bank.

Similarly, the bank is providing emergency credit for financing, for up to two months, the payrolls of small and medium companies with sales between R$ 360 thousand and R$10 million.

Another key initiative was the partnership between Rede and iFood to anticipate up to R$ 2.5 billion to bars and restaurants with more than a month on the platform and recording sales since March 1.

The development of the digital experience was also a highlight during March, and in line with the bank's recommendation that clients opt for effecting transactions through the institution's digital channels. With approximately 97% of all transfers being executed via digital channels, Itaú Unibanco's app has reached more 14 million users.

Support for society – In its support for society, Itaú Unibanco has announced the donation of R$ 1.25 billion – an amount never previously donated by a private sector institution -, to be allocated to several projects. With funding through a donation of R$ 1 billion, the main initiative is the creation of "Todos pela Saúde" (All for Health) the responsibility for which will be a team spearheaded by seven renowned specialists in the medical field.

Support for the employees - These initiatives are in addition to others that the bank has already adopted since the middle of March, such as working from home in areas where remote working is possible, the replacement of onsite meetings by video conferencing and granting leave to expectant mothers, the over 60s and employees in risk groups. At branch level and in other areas in which activities cannot be executed remotely, initiatives were adopted to protect clients and employees. Further information on results can be obtained from the Itaú Unibanco Investor Relations website: www.itau.com.br/relacoes-com-investidores. (1) Includes financial guarantees provided and corporate securities. (2) Result with Insurance includes revenues from insurance, pension plan and premium bonds net of claims and selling expenses. Corporate Communication – Itaú Unibanco (11) 5019-8880/8881 imprensa@itau-unibanco.com.br risk groups. At branch level and in other areas in which activities cannot be executed remotely, initiatives were adopted to protect clients and employees. Further information on results can be obtained from the Itaú Unibanco Investor Relations website: www.itau.com.br/relacoes-com-investidores. (1) Includes financial guarantees provided and corporate securities. (2) Result with Insurance includes revenues from insurance, pension plan and premium bonds net of claims and selling expenses. Corporate Communication – Itaú Unibanco (11) 5019-8880/8881 imprensa@itau-unibanco.com.br

Attachment 04 Attachment 04

Conference call 1Q20 Earnings review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Director, Group Head of Finance and Investor Relations Renato Lulia Jacob Head of Investor Relations and Market Intelligence 1 Itaú Unibanco Holding S.A.Conference call 1Q20 Earnings review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Director, Group Head of Finance and Investor Relations Renato Lulia Jacob Head of Investor Relations and Market Intelligence 1 Itaú Unibanco Holding S.A.

Highlights | Our response to the Covid-19 crisis

Our role in this crisis must be proportional to our relevance in society.

We are the largest bank in Latin America. We are a key part of the fight against Covid-19 and its social and economic effects.

We have been tirelessly seeking solutions to help society get through this. We are focusing our efforts in making sure we can keep operating normally under exceptional circumstances whilst searching for the best solutions to support our clients. All at the same time, we take care of our most important asset: **our employees**.

We are committed to maintaining
job security
with the suspension of terminations without cause for an indeterminate period of time.

We advanced the payment of the
13th salary
in April, to all our employees.

We managed to deploy
95% of our employees
from central administration, call centers and digital branches to work from home remotely.

We are working on
digital channels
availability at historical high and doubled account openings through our app in the last weeks.

We intensified internal and external
communication
achieving record satisfaction levels (e-NPS:92)[1].

We donated
~R$1.3 bn
for the creation of
Todos pela Saúde
and other initiatives to fight the crisis.

(1) Research carried out between the 7th to the 23rd of April.

2

Retail

Support for clients during the crisis

Financial Health Plan, a comprehensive financial solution package to help our clients

New conditions for contracting or refinancing non-overdue contracts

~850 thousand
contracts already renegotiated

for individuals: personal loans, overdraft, mortgage, Itaucard credit cards and vehicle financing for companies: working capital, vehicle and machinery financing

New conditions

	individuals	companies
grace period	up to 120 days	up to 180 days
term	up to 6 years	up to 5 years

Other initiatives

for individuals

Extension and exemptions:

- current account and credit card fees
- benefit programs
- special conditions to healthcare professionals, on current accounts and credit cards, in addition to discount on home insurance for companies

- **emergency credit line** for small and middle market companies payroll
- BNDES **working capital** for small and middle market companies
- **additional POS free of charge** (for 60 days) while maintaining better rates
- **extension of exemptions and discount maintenance** in current account fees
- rede — partnership for **early transfer of receivables** to bars and restaurants

3

Wholesale | Support for clients during the crisis

Itaú BBA
Asset Management
Investment Banking
Wealth Management Services

Latin America

Commercial policies and initiatives are aligned with those that are being practiced in Brazil, taking into account local particularities.

Credit and liquidity initiatives to support our clients

Up to 90 days
of grace period for installment credits in the middle market

Postponing
maturities of loans that expire in the coming months

2x increase
in credit extensions to corporate clients

Disbursement of ~R$2 billion
for the acquisition of financial assets from institutional clients


Intense communication with our clients

Daily lives on social media
with experts from the bank and portfolio managers

- **~2,2 million** views
- **~8,5 thousand** comments
- **~30,1 thousand** new followers

Podcasts
with external managers discussing the scenario and its impacts on investment funds.

Vision of leaders
daily lives with the leaders of the most important sectors in the economy.

4

Financial Highlights 5Financial Highlights 5

Financial Highlights 1Q20 In R$ billions Credit Portfolio R$769.2 bn 7.3 Recurring 7.2 7.0 6.9 769.2 net income 3.9 706.7 689.0 659.7 647.1 R$3.9 bn Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 1Q19 2Q19 3Q19 4Q19 1Q20 Non-interest 23.7% 23.6% 23.5% 23.5% Expenses Recurring ROE R$12.1 bn 12.8% 12.8% 13.0 12.8 13.5% 12.7 12.1 12.1 13.0% Recurring ROE (%) 12.5% 12.5% 12.5% Average Cost of Capital (%) 1Q19 2Q19 3Q19 4Q19 1Q20 1Q19 2Q19 3Q19 4Q19 1Q20 Espaço reservado para rodapé 6Financial Highlights 1Q20 In R$ billions Credit Portfolio R$769.2 bn 7.3 Recurring 7.2 7.0 6.9 769.2 net income 3.9 706.7 689.0 659.7 647.1 R$3.9 bn Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 1Q19 2Q19 3Q19 4Q19 1Q20 Non-interest 23.7% 23.6% 23.5% 23.5% Expenses Recurring ROE R$12.1 bn 12.8% 12.8% 13.0 12.8 13.5% 12.7 12.1 12.1 13.0% Recurring ROE (%) 12.5% 12.5% 12.5% Average Cost of Capital (%) 1Q19 2Q19 3Q19 4Q19 1Q20 1Q19 2Q19 3Q19 4Q19 1Q20 Espaço reservado para rodapé 6

1Q20 Credit portfolio

In R$ billions

	Mar-20	Mar-19	Δ	Dec-19	Δ
Individuals	238.1	215.6	10.4%	239.8	-0.7%
Credit card loans	83.8	76.4	9.7%	90.9	-7.8%
Personal loans	37.4	31.1	20.0%	34.6	8.1%
Payroll loans	50.3	48.6	3.4%	49.4	1.8%
Vehicle loans	19.4	16.6	17.3%	19.0	2.3%
Mortgage Loans	47.2	42.9	10.0%	45.9	2.6%
Very Small, Small and Middle Market Loans	104.5	79.2	31.9%	95.3	9.7%
Individuals + SME's Loans	342.6	294.8	16.2%	335.0	2.2%
Corporate loans	231.1	185.6	24.5%	205.4	12.5%
Credit operations	171.9	147.5	16.5%	148.4	15.8%
Corporate Securities	59.2	38.0	55.7%	56.9	4.0%
Total Brazil	573.7	480.4	19.4%	540.4	6.2%
Latin America	195.6	166.7	17.3%	166.3	17.6%
Total with Financial Guarantees and Corporate Securities	769.2	647.1	18.9%	706.7	8.9%
Total (ex-foreign exchange rate variation)	769.2	681.8	12.8%	749.3	2.7%

Credit origination[1]

1Q20 vs. 1Q19

Individuals	+ 9%
Very Small, Small and Middle Market	+ 22%
Corporate	+ 72%
Total Brazil[2]	+ 36%
Private securities issuance[3]	- 26%

Credit balance and deposits



Credit portfolio
Deposits and other funding[4]
691.4
699.5
736.7
760.3
900.2
647.1
659.7
689.0
706.7
769.2
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20

Note: (1) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). (4) Other funding: includes funds from real estate, mortgage, financial, credit and similar Notes, onlending and borrowings and securities obligations abroad.

7

1Q20 Credit portfolio profile

1Q20

Industry concentration

in relation to total credit[2] portfolio

Highest concentration in the credit portfolio

3.7% Real Estate

Most exposed sectors to the impacts of current crisis

1.3% Oil and gas

0.9% Leisure and tourism

0.2% Airlines

Credit concentration among the largest debtors at a stable level

☐ risk (R$ billions)
■ risk/ credit[2] (%)

	risk/credit (%)	risk (R$ billions)
Largest debtor	1.0%	7.0 bn
10 largest debtors	4.9%	34.9 bn
20 largest debtors	7.2%	51.3 bn
50 largest debtors	11.6%	82.5 bn
100 largest debtors	16.0%	113.7 bn

Credit[1] portfolio by segment

Segment	%
Vehicle financing (individuals)	2.5 %
Personal loans	4.9 %
Mortgages (individuals)	6.1 %
Payroll loans	6.5 %
Credit cards	10.9 %
Very small, small and middle market	13.6 %
Latin America	25.4 %
Corporate loans	30.0 %

The representativeness of the Latin America portfolio, considering our participation in the Latin American subsidiaries, is 12.9%.

Currency exposure of the credit portfolio

All credit exposures are naturally hedged by funding in the same currency.

Currency	Share
Real (BRL)	63%
Chilean peso	16%
U.S dollar	14%
Colombian peso	4%
Uruguayan peso	2%
Argentine peso	1%
Paraguayan guarani	1%

1) includes credit, financial guarantees and private securities, (2) includes credit and financial guarantees.

8

1Q20

Expected loss provisioning model

In effect since 2010 and in continuous evolution

Our expected loss provisioning model determines the level of provisions to be made, taking into account:

- current and prospective **macroeconomic scenario**
- **financial conditions** continuous monitoring of customer behavior and internal and external indicators
- **portfolio composition** client segmentation and mix of contracted products

Allocation of total provisions

In R$ billions


34.2
39.7
47.1
13.1
9.9
11.2
17.4
10.8
11.5
22.6
11.5
13.0
Mar-19
Dec-19
Mar-20

	Mar-20 vs. Mar-19
Total	**+37.6%**
Expected loss	
Potential loss Related to expected loss in retail segment and potential loss in the wholesale segment	**+73.4%** R$9.6 bn
Aggravated risk ratings Related to aggravated risk rating of overdue and renegotiated operations	**+15.6%** R$1.6 bn
Overdue operations Related to minimum provision required due to overdue operations	**+15.5%** R$1.7 bn

9

1Q20 Cost of credit


Cost of credit
Cost of credit
(in R$ billions)
Cost of credit
in relation to the portfolio
(annualized %)
3.0% 2.9% 3.1% 3.0% 4.4% 4.1% 3.7% 4.2% 3.6% 3.0% 2.7% 2.9% 2.5% 2.4% 2.1% 2.1% 2.4% 2.5% 2.7% 3.3% 5.5%
4.8 4.8 5.1 5.1 7.2 6.3 5.6 6.4 5.3 4.5 4.0 4.3 3.8 3.6 3.3 3.4 3.8 4.0 4.5 5.8 10.1
1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20


Coverage ratio (90 days NPL - %)
Total coverage
Total coverage
(expanded)
199% 187% 212% 206% 210% 215% 204% 222% 231% 243% 246% 245% 236% 248% 235% 221% 208% 208% 208% 229% 239%
95% 90% 100% 97% 102% 104% 104% 104% 104% 101% 100% 100% 96% 95% 92% 90% 88% 87% 86% 97% 102%
Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20

10

Credit quality 1Q20 6.7% 6.9% 6.7% 6.8% 6.8% 6.8% 6.6% 6.6% 6.5% 6.4% 6.1% 6.1% 5.9% 5.7% 5.7% 5.6% 5.6% 5.4% 5.4% 4.9% 4.8% 3.9% 3.6% 3.5% 3.4% 3.4% 3.2% 3.2% 3.2% 3.1% 3.1% 3.1% 3.0% 3.0% 3.0% 3.0% 2.9% 2.9% 2.9% 2.9% 2.8% 2.8% 47.1 39.7 39.1 38.2 38.5 37.4 37.6 37.4 37.3 36.6 36.7 36.2 36.0 36.1 35.5 34.3 34.2 34.5 33.1 30.0 29.8 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Allowance for Loan Losses / Credit Portfolio Allowance for Loan Losses (R$ billions) 90 days NPL (%) 11Credit quality 1Q20 6.7% 6.9% 6.7% 6.8% 6.8% 6.8% 6.6% 6.6% 6.5% 6.4% 6.1% 6.1% 5.9% 5.7% 5.7% 5.6% 5.6% 5.4% 5.4% 4.9% 4.8% 3.9% 3.6% 3.5% 3.4% 3.4% 3.2% 3.2% 3.2% 3.1% 3.1% 3.1% 3.0% 3.0% 3.0% 3.0% 2.9% 2.9% 2.9% 2.9% 2.8% 2.8% 47.1 39.7 39.1 38.2 38.5 37.4 37.6 37.4 37.3 36.6 36.7 36.2 36.0 36.1 35.5 34.3 34.2 34.5 33.1 30.0 29.8 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Allowance for Loan Losses / Credit Portfolio Allowance for Loan Losses (R$ billions) 90 days NPL (%) 11

1Q20

Financial margin with clients

Annualized average rate % - Consolidated



9.9% 9.9% 9.8% 9.8% 10.0% 10.0% 10.0% 10.0% 9.2%
7.4% 7.6% 7.7% 7.6% 7.6% 7.5% 7.4% 6.7% 3.7%
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20

Annualized average rate % - Brazil



12.0% 12.2% 12.1% 11.8% 12.1% 12.2% 12.2% 11.9% 11.1%
9.0% 9.5% 9.6% 9.2% 9.2% 9.2% 9.0% 8.4% 4.1%
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20

Financial Margin with Clients · Risk-adjusted Financial Margin with Clients

Change in financial margin with clients

R$ billion



R$0.8 bn
18.1
4Q19
(1.6)
4Q19 Working Capital[1] and Other
16.6
4Q19 Spread-Sensitive Operations
(0.1)
Product Mix[2]
(0.0)
Asset Spreads[3]
(0.6)
Regulatory Change in Overdraft
0.2
Average Asset Portfolio[4] and Liabilities Margin
(0.1)
Fewer calendar days
(0.1)
Other[5]
15.8
1Q20 Spread-Sensitive Operations
1.3
1Q20 Working Capital[1] and Other
17.0
1Q20

(1) Includes capital allocated to business areas (except treasury), and the corporation working capital. (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Spreads variation of assets with credit risk between periods in Brazil; (4) Considers credit and private securities portfolio net of overdue balance over 60 days in Brazil; (5) Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment.

12

Financial margin with the market 1Q20 In R$ billions 1.5 1.5 1.4 1.4 1.4 1.4 1.3 1.3 1.2 1.7 1.6 1.5 1.3 1.3 1.3 1.2 1.1 1.3 1.1 0.8 1.0 0.7 0.9 0.5 0.9 1.0 0.2 0.4 0.1 0.6 0.5 0.5 0.5 0.4 0.4 0.3 0.3 0.3 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Financial margin with Sale of shares - B3 Financial margin with 1 year moving average of 1 2 the market – Brazil the market– Latin America financial margin with the market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil 13Financial margin with the market 1Q20 In R$ billions 1.5 1.5 1.4 1.4 1.4 1.4 1.3 1.3 1.2 1.7 1.6 1.5 1.3 1.3 1.3 1.2 1.1 1.3 1.1 0.8 1.0 0.7 0.9 0.5 0.9 1.0 0.2 0.4 0.1 0.6 0.5 0.5 0.5 0.4 0.4 0.3 0.3 0.3 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Financial margin with Sale of shares - B3 Financial margin with 1 year moving average of 1 2 the market – Brazil the market– Latin America financial margin with the market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil 13

1Q20 Commissions, fees and result from insurance operations

In R$ billions

	1Q20	1Q19	Δ	4Q19	Δ
Credit and debit cards	3.0	3.3	-7.8%	3.4	-10.2%
Card issuance	2.3	2.2	5.2%	2.5	-7.1%
Acquiring	0.7	1.1	-33.4%	0.9	-18.9%
Current account services	2.0	1.8	6.2%	2.0	-1.0%
Asset management[1]	1.5	1.1	40.2%	1.8	-15.0%
Advisory services and brokerage	0.9	0.4	148.1%	1.1	-18.9%
Credit operations and guarantees provided	0.6	0.6	4.0%	0.6	1.2%
Collection Services	0.5	0.5	-1.0%	0.5	-5.4%
Other	0.3	0.3	19.3%	0.3	14.3%
Latin America (ex-Brazil)	0.7	0.7	-2.0%	0.7	-2.3%
Commissions and fees	9,5	8,6	10,4%	10,4	-8,1%
Result from insurance operations	1,0	0,9	6,2%	1,0	-1,1%
Result from pension plan and capitalization	0,6	0,7	-16,9%	0,7	-20,5%
Result from insurance operations[2]	1,6	1,6	-3,4%	1,7	-9,0%
Commissions, fees and result from insurance	11.1	10.2	8.2%	12.1	-8.2%

Investment banking league tables

From January 2019 to March 2020.

	Position
M&A (Brazil)[3]	1st
M&A (LatAm)[3]	1st
ECM (Brazil)[3]	1st
ECM (LatAm)[3]	1st
Local DCM[4]	1st

Cards transaction volumes

In R$ millions

	Change	1Q19	1Q20
Issuance	^ 8.3%	120	130
Acquiring Services	^ 7.8%	113	122

(1) Includes fund management fees and consórcio management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; ; (3) Source Dealogic; (4) ANBIMA (Brazilian Financial and Capital Markets Association).

14

1Q20 Non-interest expenses

Key principles of our **Strategic Cost Management**

weekly reported to the Executive Committee

- Automation and digitalization
- Optimization of service channels
- Consolidation, reorganization and redesign of operations
- Focus in technology

+ 640 employees
hired by the technology area in the last 12 months.

Zup acquisition
800 employees

+ development capacity
We have increased our capacity in technology in 54% between 2016 and 2019.

In R$ billions

	1Q20	1Q19	△	4Q19	△
Personnel Expenses	(5.2)	(5.3)	-2.3%	(5.7)	-8.5%
Administrative Expenses	(4.0)	(4.1)	-2.1%	(4.3)	-5.5%
Other [1]	(1.3)	(1.2)	10.9%	(1.4)	-6.5%
Latin America (ex-Brazil) [2]	(1.6)	(1.6)	-1.0%	(1.7)	-8.8%
Non-interest expenses	(12.1)	(12.1)	-0.8%	(13.0)	-7.3%

Non-interest expenses
growing at a slower pace than **inflation**



Non-interest expenses growth year over year
Inflation (12-month IPCA)
4.6%
3.4%
2.9%
4.3%
3.3%
4.1%
3.3%
1.2%
1.7%
-0.8%
1Q19
2Q19
3Q19
4Q19
1Q20

(1) Includes operating expenses and other tax expenses (includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS); (2) Does not consider overhead allocation.

15

Capital 1Q20 March 2020 14.4% 1.3% 12.0% 1.7% 13.2% 10.3% Dec-19 Additional Net income Securities Tax credit RWA Foreign Additional Mar-20 Tier I Capital dividends and dividends mark to exchange Tier I Tier I Capital 1 and interest market variation in the Capital on capital - AT1 2019 (1) Additional Tier 1 issued in February 2020. 16Capital 1Q20 March 2020 14.4% 1.3% 12.0% 1.7% 13.2% 10.3% Dec-19 Additional Net income Securities Tax credit RWA Foreign Additional Mar-20 Tier I Capital dividends and dividends mark to exchange Tier I Tier I Capital 1 and interest market variation in the Capital on capital - AT1 2019 (1) Additional Tier 1 issued in February 2020. 16

Macroeconomic outlook 2020 rd Different scenarios of Brazilian GDP recovery in the 3 quarter 25% 50% 75% 100% -3.9% 05/08 -8.9% -3.3% -2.6% -1.9% Projected Brazil’s -4.1% 05/15 -3.5% -9.6% -2.8% -2.1% GDP -4.4% 05/22 -3.8% -10.3% -3.1% -2.4% st 1 half of 2020 -4.6% 05/29 -4.0% -11.0% -3.3% -2.6% -4.9% 06/05 -4.3% -11.7% -3.6% -2.9% 06/12 -5.1% -4.5% -12.4% -3.8% -3.1% 06/30 -5.7% -5.1% -13.1% -4.4% -3.7% 07/31* -6.9% -6.3% -13.1% -5.6% -4.9% * If the lockdown ends only at the end of July, the contraction in the first half will be equal to June 30, since July belongs to the second semester. Besides that, for this line, percentage of recovery in 3Q reads as percentage of recovery in the last two months of the 3Q. 17 End of the lockdownMacroeconomic outlook 2020 rd Different scenarios of Brazilian GDP recovery in the 3 quarter 25% 50% 75% 100% -3.9% 05/08 -8.9% -3.3% -2.6% -1.9% Projected Brazil’s -4.1% 05/15 -3.5% -9.6% -2.8% -2.1% GDP -4.4% 05/22 -3.8% -10.3% -3.1% -2.4% st 1 half of 2020 -4.6% 05/29 -4.0% -11.0% -3.3% -2.6% -4.9% 06/05 -4.3% -11.7% -3.6% -2.9% 06/12 -5.1% -4.5% -12.4% -3.8% -3.1% 06/30 -5.7% -5.1% -13.1% -4.4% -3.7% 07/31* -6.9% -6.3% -13.1% -5.6% -4.9% * If the lockdown ends only at the end of July, the contraction in the first half will be equal to June 30, since July belongs to the second semester. Besides that, for this line, percentage of recovery in 3Q reads as percentage of recovery in the last two months of the 3Q. 17 End of the lockdown

Perspectives 2020 The 2020 forecast Capital and liquidity should remain at appropriate levels considering our internal stress test scenarios. previously disclosed is now suspended due to the lack The main factors that will drive the credit portfolio growth in the short and medium terms will of predictability of the be the greater participation of the corporate banking portfolio, lower demand from individuals extent and depth of the and relatively high volume of renegotiations. COVID-19 crisis and its social and economic Financial margin with clients growing around to the credit portfolio growth. impacts. Commissions, fees and results from insurance will remain under pressure due to lower economic activity and absent capital markets. The cost of credit and balance of loan loss provision, according to the expected loss provisioning model, will be adjusted whenever there are substantial changes in the macroeconomic scenario and in the financial situation of the clients. We maintain our commitment to nominally reduce non-interest expenses, reflecting a diligent and strategic cost management, the investments made in technology, the impact of lower economic activity in our variable costs and the benefits of the new model of remote work and service. Note: The perspectives presented on this slide should not be taken as a formal financial performance forecast for the year 2020. 18Perspectives 2020 The 2020 forecast Capital and liquidity should remain at appropriate levels considering our internal stress test scenarios. previously disclosed is now suspended due to the lack The main factors that will drive the credit portfolio growth in the short and medium terms will of predictability of the be the greater participation of the corporate banking portfolio, lower demand from individuals extent and depth of the and relatively high volume of renegotiations. COVID-19 crisis and its social and economic Financial margin with clients growing around to the credit portfolio growth. impacts. Commissions, fees and results from insurance will remain under pressure due to lower economic activity and absent capital markets. The cost of credit and balance of loan loss provision, according to the expected loss provisioning model, will be adjusted whenever there are substantial changes in the macroeconomic scenario and in the financial situation of the clients. We maintain our commitment to nominally reduce non-interest expenses, reflecting a diligent and strategic cost management, the investments made in technology, the impact of lower economic activity in our variable costs and the benefits of the new model of remote work and service. Note: The perspectives presented on this slide should not be taken as a formal financial performance forecast for the year 2020. 18

Appendix 19Appendix 19

1Q20 Results

In R$ billions

	1Q20	1Q19	△	4Q19	△
Operating revenues	**29.2**	**28.2**	**3.5%**	**31.8**	**-8.3%**
Managerial financial margin	17.8	17.7	0.8%	19.4	-8.4%
Financial margin with clients	17.0	16.4	3.8%	18.1	-6.0%
Financial margin with the market	0.8	1.2	-38.9%	1.3	-41.8%
Commissions and fees	9.5	8.6	10.4%	10.4	-8.1%
Revenues from insurance	1.9	1.9	-1.6%	2.0	-7.4%
Cost of credit	**(10.1)**	**(3.8)**	**165.2%**	**(5.8)**	**73.6%**
Provision from loan losses	(10.4)	(4.2)	147.2%	(6.1)	69.2%
Impairment	(0.1)	(0.0)	197.7%	(0.2)	-61.5%
Discounts granted	(0.3)	(0.3)	-13.7%	(0.4)	-29.8%
Recovery of loans written off as losses	0.7	0.7	-10.1%	0.9	-29.4%
Retained claims	**(0.3)**	**(0.3)**	**10.1%**	**(0.3)**	**-0.2%**
Other operating expenses	**(13.8)**	**(13.8)**	**-0.6%**	**(15.0)**	**-8.2%**
Non-interest expenses	(12.1)	(12.1)	-0.8%	(13.0)	-7.3%
Tax expenses and other	(1.7)	(1.7)	0.2%	(2.0)	-13.5%
Income before tax and minority interests	**5.0**	**10.3**	**-50.9%**	**10.7**	**-53.0%**
Income tax and social contribution	**(1.0)**	**(3.2)**	**-69.4%**	**(3.4)**	**-71.2%**
Minority interests in subsidiaries	**(0.2)**	**(0.2)**	**-23.7%**	**(0.0)**	**283.5%**
Recurring net income	**3.9**	**6.9**	**-43.1%**	**7.3**	**-46.4%**

20

1Q20 15 to 90 days NPL ratio

Consolidated % (15-90 days)


Brazil[1]
Latin America[2]
Total
2.8% 3.3% 3.6% 3.2% 2.6% 3.3% 2.9% 3.0% 2.9% 3.1% 2.8% 3.1% 2.3% 2.6% 2.5% 2.5% 2.4% 3.0%
2.6% 3.1% 3.2% 2.9% 2.5% 3.2% 2.8% 2.8% 2.7% 2.7% 2.7% 2.6% 2.3% 2.5% 2.5% 2.3% 2.3% 2.6%
1.5% 1.8% 2.1% 2.1% 2.3% 2.7% 2.7% 2.7% 2.7% 2.6% 2.5% 2.4% 2.3% 2.4% 2.4% 2.2% 2.3% 2.4%
Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20

Brazil % (15-90 days)


Individuals
SMEs
Corporate
3.9% 4.2% 4.2% 4.2% 3.6% 4.0% 3.7% 3.5% 3.3% 3.5% 3.5% 3.2% 2.9% 3.4% 3.4% 3.2% 3.1% 3.5%
3.5% 3.9% 4.0% 3.6% 3.3% 3.5% 2.7% 2.9% 2.4% 2.3% 2.2% 1.7% 1.6% 1.7% 1.6% 1.4% 1.6% 1.9%
0.9% 1.6% 2.4% 1.5% 0.6% 2.1% 1.0% 1.0% 1.9% 0.8% 1.7% 1.0% 1.5% 0.7% 0.9% 0.7% 1.2% 0.7%
Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20

Note: Total and Latin America 15 to 90 days NPL ratios prior to Jun -16 do not include CorpBanca; (1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

21

Business model 1Q20 st st 1 Quarter 2020 1 Quarter 2019Δ Insurance Excess Insurance Excess Insurance Excess Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Co C n o s ns olo id lida ate ted d Cre Cr d e id t it Tr Tr aa dd in ing g Consolidated Credit Trading Consolidated Credit Trading & services capital & services capital & services capital & Services Capital & Services Capital & Services Capital Operating Revenues 16.3 0.1 12.6 0.2 14.6 0.4 1 2.8 0 .4 1.7 (0.3) (0.2) (0.2) 29.2 2 8.2 1 .0 Managerial Financial Margin 17.8 13.2 0.1 4.3 0.2 17.7 11.6 0.4 5.2 0 .4 0 .1 1 .6 (0.3) (1.0) (0.2) Commissions and Fees 3.0 0 .0 6.5 - 2.9 0 .0 5.7 - 0.1 (0.0) 0.8 - 9.5 8 .6 0.9 Revenues from Insurance ¹ 1.9 - - 1.9 - 1.9 - - 1.9 - (0 .0) - - (0.0) - Cost of Credit (10.1) - - - (3.8) - - - (6.3) - - - (10.1) (3.8) (6.3) Retained Claims (0.3) - - (0.3) - (0.3) - - (0.3) - (0.0) - - (0.0) - Non-Interested Expenses and (13.9) (6.9) (0.1) (6.9) (0.0) (14.0) (7.0) (0.1) (6.9) (0.0) 0 .1 0.0 0.1 0 .0 0.0 Other Expenses ² Recurring Net Income 0.0 (0.0) 3 .7 0.1 2.7 0.1 3.7 0.3 (2.6) (0.2) 0 .0 (0.2) 3.9 6.9 (3.0) Average Regulatory Capital 128.0 72.5 1.6 48.3 5.6 124.0 63.1 1.5 38.4 21.0 4.0 9.4 0.1 9.8 (15.4) Value Creation (2.2) (0.1) 2.3 (0.0) 0 .6 0.1 2.5 (0.3) (2.8) (0.2) (0.1) 0.3 0.1 2.9 (2.8) -16.8 p.p. -42.3 p.p. Recurring ROE 12.8% 0.2% -3.2% 31.0% 10.5% 23.6% 17.0% 39.0% 38.5% 6.6% -10.8 p.p. -7.5 p.p. 4.0 p.p. (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in 22 Subsidiaries.Business model 1Q20 st st 1 Quarter 2020 1 Quarter 2019Δ Insurance Excess Insurance Excess Insurance Excess Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Co C n o s ns olo id lida ate ted d Cre Cr d e id t it Tr Tr aa dd in ing g Consolidated Credit Trading Consolidated Credit Trading & services capital & services capital & services capital & Services Capital & Services Capital & Services Capital Operating Revenues 16.3 0.1 12.6 0.2 14.6 0.4 1 2.8 0 .4 1.7 (0.3) (0.2) (0.2) 29.2 2 8.2 1 .0 Managerial Financial Margin 17.8 13.2 0.1 4.3 0.2 17.7 11.6 0.4 5.2 0 .4 0 .1 1 .6 (0.3) (1.0) (0.2) Commissions and Fees 3.0 0 .0 6.5 - 2.9 0 ..0 5.7 - 0.1 (0.0) 0.8 - 9.5 8 .6 0.9 Revenues from Insurance ¹ 1.9 - - 1.9 - 1.9 - - 1.9 - (0 .0) - - (0.0) - Cost of Credit (10.1) - - - (3.8) - - - (6.3) - - - (10.1) (3.8) (6.3) Retained Claims (0.3) - - (0.3) - (0.3) - - (0.3) - (0.0) - - (0.0) - Non-Interested Expenses and (13.9) (6.9) (0.1) (6.9) (0.0) (14.0) (7.0) (0.1) (6.9) (0.0) 0 .1 0.0 0.1 0 .0 0.0 Other Expenses ² Recurring Net Income 0.0 (0.0) 3 .7 0.1 2.7 0.1 3.7 0.3 (2.6) (0.2) 0 .0 (0.2) 3.9 6.9 (3.0) Average Regulatory Capital 128.0 72.5 1.6 48.3 5.6 124.0 63.1 1.5 38.4 21.0 4.0 9.4 0.1 9.8 (15.4) Value Creation (2.2) (0.1) 2.3 (0.0) 0 .6 0.1 2.5 (0.3) (2.8) (0.2) (0.1) 0.3 0.1 2.9 (2.8) -16.8 p.p. -42.3 p.p. Recurring ROE 12.8% 0.2% -3.2% 31.0% 10.5% 23.6% 17.0% 39.0% 38.5% 6.6% -10.8 p.p. -7.5 p.p. 4.0 p.p. (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in 22 Subsidiaries.

1Q20 Digital channels

Use of digital channels[1]



In millions
10.0
11.5
12.9
1.1
1.2
1.2
mar/18
mar/19
mar/20
Individuals
Companies

% of transactions through digital channels

	1Q20	1Q18
Credit[2]	24%	18%
Investments[2]	46%	42%
Payments[2]	84%	68%
Transfers[3]	96%	91%

Account openings through the Abreconta app

In thousands of accounts





91
221
341
1Q18
1Q19
1Q20

The availability of digital channels remains high, **at the highest level ever**



99.0%
99.8%
Jan-19
Mar-20

99.8%
of the clients did not have any impact on the main functionalities (March 2020)

(1) Internet, mobile and SMS on Retail Bank; (2) Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment; (3) Share of digital channels in quantity of transfers between different banks in the Retail Bank segment.

23

Conference call 1Q20 Earnings review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Director, Group Head of Finance and Investor Relations Renato Lulia Jacob Head of Investor Relations and Market Intelligence 24 Itaú Unibanco Holding S.A.Conference call 1Q20 Earnings review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Director, Group Head of Finance and Investor Relations Renato Lulia Jacob Head of Investor Relations and Market Intelligence 24 Itaú Unibanco Holding S.A.